National VISION®

2024

ANNUAL REPORT

2024 Annual Shareholder Letter

Dear Shareholders,

2024 was a pivotal year for National Vision as we undertook aggressive actions to accelerate our transformation, including bringing in new leaders and implementing strategic initiatives that delivered a strong finish to the year.

Summary of 2024 Results

We ended the year with our eighth consecutive quarter of positive adjusted comparable store sales as enhanced selling methods and targeted pricing actions supported increases in average ticket and customer engagement.

In fiscal 2024, net revenue increased 3.8% to $1.823 billion, and adjusted operating income[1] increased 21.5% to $65.5 million, resulting in adjusted diluted earnings per share of $0.52, 10.6% higher than in 2023.

Transformation

The first phase of our transformation primarily involved addressing our exam capacity constraints via retention, recruitment, and remote optometry initiatives that rolled out over the past two years.

During that time, we have made great strides in improving our operational foundation. Key accomplishments included:

- Enhanced exam capacity through more flexible schedules that improved both recruitment and retention
- Developing and expanding remote optometry whereby optometrists from home perform exams on patients in our stores (now enabled in 730+ locations)
- Launched a Hybrid Remote pilot involving optometrists in one store seeing patients remotely in another store to optimize doctor availability
- Invested in new technology, including a new Finance ERP and an Adobe CRM platform set to launch in 2025
- Completed a store fleet review to drive profitability and long-term growth

Looking Ahead: 2025 and Beyond

The next phase of our transformation involves significantly heightened personalization, segmentation, and digitization in our messaging, customer experience and product offerings.



$1.82B
Net Revenues

+3.8%
Net Revenue Growth

1.3%
Adj. Comp. Store Sales Growth[1]

$65.5M
Adj. Operating Income[1]

$0.52
Adj. Diluted EPS[1]

1.8x
Net Debt/ Adj. EBITDA[1]

---

[1]Non-GAAP financial measure; see 10-K for reconciliation to GAAP financial measures



Looking Ahead: 2025 and Beyond

The next phase of our transformation involves significantly heightened **personalization, segmentation,** and **digitization** in our messaging, customer experience and product offerings.

Our strategic priorities include:

- **Expanding high-value customer segments** such as those who participate in Managed Care programs, Progressive Lens wearers, and external prescription holders where we are underdeveloped versus the category but have shown growth and success in recent years
- **Refining our pricing strategy** to better align with Managed Care customer purchasing behavior
- **Enhancing the customer & patient experience** by shifting to a more needs-based selling model, expanding fashion-forward frame selections, and launching innovative products
- **Strengthening our marketing** and digital presence by leveraging more digital-first advertising strategies with our new agency, VML, by increasing personalization via the use of Adobe marketing capability, and by upgrading our e-Commerce platform
- **Optimizing our cost structure** by reducing corporate expenditures to enable more profitable expansion

Through these initiatives we are broadening our appeal to existing and new potential customers, while maintaining our strong position with our most budget conscious customers.

The fresh approaches and strong execution that Alex Wilkes and the renewed leadership team bring to National Vision, and the results that they have delivered thus far, give me great confidence in the ongoing success of the transformation program. As such, the time is ripe to transition the CEO responsibilities to Alex and shift my role to Executive Chairman in August.

I congratulate Alex on his new role as CEO of National Vision and thank our Board of Directors for their dedication to thoughtful and methodical succession planning that helped to get us to this smooth transition.

As we move into 2025, the entire organization is focused on executing and delivering on our strategic priorities as we look to expand and profitably grow in 2025 and the years to come.

We are excited about the opportunities ahead and we are confident in our path forward. Our transformation strategy positions us to expand our customer base, enhance profitability, and create long-term value for shareholders.

We appreciate your ongoing support and look forward to continued success in 2025 and beyond.

Sincerely,

Reade Fahs
CEO, National Vision



VISION

We believe everyone deserves to see their best to live their best.

MISSION

We help people by making quality eye care and eyewear more affordable and accessible.

VALUES

Passion for people
Committed to community
Results done right
Be your best self



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-38257

National Vision Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**46-4841717**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2435 Commerce Ave,
Building 2200
Duluth, Georgia 30096
(Address of principal executive offices)

(770) 822-3600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, par value $0.01 per share	EYE	Nasdaq

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 29, 2024, the last day of the registrant's most recently completed second quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $0.6 billion (based upon the closing sale price of the common stock on last trading date of the quarter on the Nasdaq).

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date

Class	Outstanding at February 14, 2025
Common Stock, $0.01 par value per share	78,783,482

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 28, 2024.

NATIONAL VISION HOLDINGS, INC. AND SUBSIDIARIES

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Form 10-K") contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the "safe harbor" created by those sections. All statements, other than statements of historical facts included in this Form 10-K, including statements concerning our plans, objectives, goals, beliefs, business strategies, future events, business conditions, results of operations, financial position, business outlook, business trends and other information, may be forward-looking statements.

Words such as "believes," "expects," "may," "will," "should," "seeks," "intends," "plans," "estimates," or "anticipates," and variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not historical facts, or guarantees of future performance and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management's expectations, beliefs and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

There are a number of risks, uncertainties and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this Form 10-K. These risks and uncertainties include, but are not limited to, those described below in the "Risk Factors Summary," in Part I. Item 1A. "Risk Factors" and elsewhere in this Form 10-K and those described from time to time in our future reports to be filed with the Securities and Exchange Commission (the "SEC").

We caution you that the risks, uncertainties and other factors referenced above may not contain all of the risks, uncertainties and other factors that are important to you. In addition, we cannot assure you that we will realize the results, benefits or developments that we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our business in the way expected. There can be no assurance that (i) we have correctly measured or identified all of the factors affecting our business or the extent of these factors' likely impact, (ii) the available information with respect to these factors on which such analysis is based is complete or accurate, (iii) such analysis is correct or (iv) our strategy, which is based in part on this analysis, will be successful. All forward-looking statements in this Form 10-K, apply only as of the date of this Form 10-K or as of the date they were made and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

RISK FACTORS SUMMARY

The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations or liquidity. The following should be read in conjunction with the more complete discussion of the risk factors we face, which are set forth in the section entitled "Risk Factors" in this Form 10-K.

Risks Related to Our Business and Operations

- Market volatility, an overall decline in the health of the economy, global macroeconomic conditions and other factors may affect consumer spending or behavior, which could materially harm our sales, profitability and financial condition.
- We may not be successful in implementing our transformation initiatives, or in anticipating the impact of important strategic initiatives, and our plans for implementing such initiatives may be altered or delayed due to various factors, which may have an adverse impact on our business and financial results.
- Failure to recruit and retain vision care professionals for in-store roles or to provide remote care offerings could adversely affect our business, financial condition and results of operations.
- The optical retail industry is highly competitive, and if we do not compete successfully, our business may be adversely impacted.
- Our success depends upon our marketing, advertising and promotional efforts. If we are unable to implement them successfully or efficiently, or if our competitors are more effective than we are, we may experience a material adverse effect on our business, financial condition and results of operations.
- Our success depends substantially on the value of our owned brands, and failure to maintain, protect, and enhance their value could have a negative impact on our business, financial condition, and results of operations.
- If we fail to open and operate new stores in a timely and cost-effective manner or fail to successfully enter new markets, our financial performance could be materially and adversely affected.
- Our growth is dependent on our ability to increase sales in existing stores and to successfully reinvest in existing stores.
- If we are unable to successfully implement our pricing strategies, it could have an adverse impact on our business.
- We are a low-cost provider and our business model relies on the low cost of inputs. Factors such as wage rate increases, inflation, cost increases, increases in the price of raw materials and energy prices could have a material adverse effect on our business, financial condition and results of operations.
- We require significant capital to fund our expanding business. If we are unable to maintain sufficient levels of cash flow from our operations, we may not be able to execute or sustain our growth strategy or we may require additional financing, which may not be available to us on satisfactory terms or at all.
- Our growth strategy could strain our existing resources and cause the performance of our existing stores to suffer.
- We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.
- Our e-commerce and omni-channel business faces distinct risks, and our failure to successfully manage those risks could have a negative impact on our profitability.
- If we fail to retain our existing senior management team or attract qualified new personnel, such failure could have a material adverse effect on our business, financial condition and results of operations.
- Our operating results and inventory levels fluctuate on a seasonal basis.
- Catastrophic events, including changing climate and weather patterns leading to severe weather and natural disasters, may cause significant business interruptions and expenditures.
- Certain technological advances, greater availability of, or increased consumer preferences for, vision correction alternatives to prescription eyeglasses or contact lenses, or future drug development for the correction of vision-related problems may reduce the demand for our products and adversely impact our business and profitability.
- Our profitability and cash flows may be negatively affected if we are not successful in managing our inventory balances and inventory shrinkage.
- We depend on our distribution centers and optical laboratories. The loss of, or disruption in the operations of, one or more of these facilities may adversely affect our ability to process and fulfill customer orders and deliver our products in a timely manner, or at all, and may result in quality issues, which would adversely affect our reputation, our business and our profitability.

- If the performance of our Host brands declines or we are unable to maintain or extend our operating relationships with our Host partners, our business, profitability and cash flows may be adversely affected and we may be required to incur impairment charges.
- The termination of our partnership with Walmart has had, and may continue to have, an impact on our business, revenues, profitability and cash flows, which impact could be material.
- We may incur losses arising from our investments in technological innovators in the optical retail industry, including artificial intelligence, which would negatively affect our financial results.
- Sustainability issues, including those related to climate change, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Dependence on Third Parties
- Our future operational success depends on our ability to develop, maintain and extend relationships with managed vision care companies, vision insurance providers and other third-party payors.
- We face risks associated with vendors from whom our products are sourced and are dependent on a limited number of suppliers.
- We rely heavily on our information technology systems, as well as those of our vendors, for our business to effectively operate and to safeguard confidential information; any significant failure, inadequacy, interruption or security breach could adversely affect our business, financial condition and operations.
- We rely on third-party coverage and reimbursement, including government programs, for an increasing portion of our revenues, the future reduction of which could adversely affect our results of operations.

Risks Related to Our Legal and Regulatory Environment
- We are subject to extensive state, local and federal vision care and healthcare laws and regulations and failure to adhere to such laws and regulations would adversely affect our business.
- We are subject to managed vision care laws and regulations.
- We are subject to rapidly changing and increasingly stringent laws, regulations, contractual obligations, and industry standards relating to privacy, data security and data protection. The restrictions and costs imposed by these laws and other obligations, or our actual or perceived failure to comply with them, could subject us to liabilities that adversely affect our business, operations and financial performance.
- We could be adversely affected by product liability, product recall or personal injury issues.
- Failure to comply with laws, regulations and enforcement activities or changes in statutory, regulatory, accounting and other legal requirements could potentially impact our operating and financial results.
- Adverse judgments or settlements resulting from legal proceedings relating to our business operations could materially adversely affect our business, financial condition and results of operations.
- We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Risks Related to Our Indebtedness
- We have a significant amount of indebtedness which could adversely affect our business and financial position, including by limiting our business flexibility and preventing us from meeting our debt obligations.
- A change in interest rates may adversely affect our business.
- Our credit agreement contains restrictions that limit our flexibility in operating our business.
- Conversion of the 2025 Notes could dilute the ownership interest of existing stockholders or may otherwise depress the price of our common stock.

Risks Related to Ownership of Common Stock
- Our stock price may be volatile or may decline regardless of our operating performance.
- Because we have no current plans to pay cash dividends on our common stock, investors may not receive any return on investment unless they sell their common stock for a price greater than that which they paid for it.
- We are a holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund all of our operations and expenses, including future dividend payments, if any.
- Anti-takeover provisions in our organizational documents could delay or prevent a change of control.
- Our Board of Directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
- Our certificate of incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, associates or stockholders.
- If securities or industry analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

PART I

Item 1. Business

National Vision Holdings, Inc., a Delaware corporation, and its consolidated subsidiaries are referred to here as "we," "our," "us," "the Company," or "National Vision." National Vision Holdings, Inc. conducts substantially all of its activities through its indirect, wholly-owned subsidiary, National Vision, Inc. ("NVI"), and NVI's subsidiaries.

We had one reportable segment as of December 28, 2024: our Owned & Host segment. Our Owned & Host segment includes our two owned brands, America's Best Contacts and Eyeglasses ("America's Best") and Eyeglass World, as well as our Host brands, Vista Optical locations within select Fred Meyer stores and Vista Optical locations on select military bases. See Part II. Item 8. Note 16. "Segment Reporting" for more information.

General

We are one of the largest optical retailers in the United States ("U.S.") and a leader in the attractive value segment of the U.S. optical retail industry. We believe that vision is central to quality of life and that people deserve to see their best to live their best, regardless of their budget. Our mission is to make quality eye care and eyewear affordable and accessible to all Americans. We achieve this by providing eye exams, eyeglasses and contact lenses to value-seeking consumers. We deliver exceptional value and convenience to our customers, with attractive price points that provide value for a range of consumers. We reach our customers through a diverse portfolio of 1,240 retail stores across four brands and multiple consumer websites as of December 28, 2024, our 2024 fiscal year end.

Our Business Model

Our history of profitable growth is founded on a commitment to providing exceptional value and convenience to customers.

Key characteristics of our model are described below:

- ***Broad-based and Differentiated Value Proposition***. We believe our success is primarily driven by our value-based offerings, convenient locations, broad assortment of branded and private label merchandise and the high levels of in-store service provided by our well-trained and passionate store associates and vision care professionals. We believe our bundled offers, including two pairs of eyeglasses plus an eye exam for $89.95 at America's Best and two-pairs of eyeglasses for $99 at Eyeglass World, are among the lowest price offerings of any national chain. At the same time, we have found that our value proposition appeals to a broad group of value-seeking consumers and, as such, we have an opportunity to target consumers across a wide range of income demographics. Our ability to utilize national advertising for America's Best allows us to communicate this value proposition to a meaningfully greater number of current and potential customers. We believe that our value proposition will continue to drive comparable store sales growth as we expand our target market, attract new customers and increase loyalty with existing customers.

- ***Recurring Revenue Characteristics***. Eye care purchases are predominantly a medical necessity and are therefore considered non-discretionary in nature. While there are ranges of customer behaviors based on demographics and other factors, we estimate that our customers typically replace their eyeglasses every two to three years and their contact lenses every six to 12 months, reflecting the predictability of these recurring purchase behaviors. This is further demonstrated by the customer mix of our mature stores, with existing customers representing 67% of total customers in 2024 and new customers representing the remaining 33% of total customers in 2024.

- ***Target Attractive Store Economics***. Since 2006, we have opened over 1,000 stores in the aggregate, including 1,039 stores under our America's Best and Eyeglass World retail brands. Our store economics are based on low capital investment, steady ramping of sales in new locations, low operating costs and consistent sales volume and earnings growth in mature stores, which result in attractive returns on capital. By consistently replicating the key characteristics of our store model, we have executed a formula-based approach to opening new stores and managing existing stores, which has historically delivered predictable store performance across vintages, diverse geographies, and new and existing markets. Our new store model generally targets a store size between 2,500 to 4,500 square feet and an average new store cash investment of approximately $0.4 million to $0.6 million, in furniture, fixtures, leaseholds and equipment for new stores, net of tenant incentives. Our new store model targets sales in the fifth year of operation in the range of $1.5 million to $1.7 million, with at least 55% of year five sales targeted in the first full year of operation. Our new store model targets vary for America's Best and Eyeglass World stores to reflect

differences by brand, markets and geography. The majority of our owned stores have achieved profitability during the second year of operation and have paid back invested capital in three to five years.

During fiscal 2024, we undertook a comprehensive review of our store portfolio and announced plans to take action on 43 stores, including closing 39 stores by the end of fiscal 2026 and converting four Eyeglass World stores to America's Best by the end of fiscal 2024. At that time, we also announced plans to temporarily moderate new store openings in 2025 to 30-35 new stores, after which time we expect to return to our more recent store opening cadence as strategic initiatives begin to take hold. We believe that the combination of these actions can be expected to provide us with increased flexibility to invest in existing operations and deploy capital to initiatives that will drive increased revenue and improved profitability, and allow us to increase investments in enhancing the overall patient and customer experience in our existing stores.

- *Grow Our Store Base.* We believe that we continue to have significant whitespace opportunity for continued growth. We have an established partnership with a third-party real estate data analytics firm to evaluate potential new America's Best and Eyeglass World stores. The analysis, as updated in early 2024, shows that our total whitespace opportunity is believed to be at least 2,500 stores, more than double the existing store count across our brands.

Our disciplined approach to new store openings, combined with our attractive store economics, has led to strong returns on investment and we believe that our decision to temporarily moderate the pace of new store openings will allow us to continue this trend over the long term. The following chart depicts our store count over time:



Note: Effective as of February 23, 2024, we completed the transition of 229 Walmart Vision Center stores in connection with the termination of our Walmart partnership. The table above presents stores in operations across all retail brands at the end of each fiscal year, excluding Walmart Vision Center stores.

Our Business

The following table provides an overview of our portfolio of brands (see "Our Host Brands" below for more information):

Overview of Our Brands and Omni-channel & E-commerce Platforms

Owned & Host Brands			
AMERICA'S BEST EYECARE + EYEWEAR.	**EYEGLASS WORLD**	**vista** OPTICAL *In Selected Fred Meyer Stores*	**vista** OPTICAL *In Select Military Exchanges*
Lowest Price	**Eyewear Value Superstore**	**Shop-Within-A-Shop**	**Commissary Store**
Employed ODs	Mostly Independent ODs	Mostly Independent ODs	Mostly Independent ODs
1,036 Stores	122 Stores	29 Stores	53 Stores
~3,500 sq. ft.	~4,500 sq. ft.	~800 sq. ft.	~1,000 sq. ft.
~1,400 SKUs	~1,400 SKUs	~600 SKUs	~800 SKUs
Centralized Lab	Lab in Store / Centralized Lab	Centralized Lab	Centralized Lab

OMNI-CHANNEL & E-COMMERCE			
AMERICA'S BEST EYECARE + EYEWEAR.	**EYEGLASS WORLD**	**vista** OPTICAL	**DISCOUNT CONTACTS**.COM

Note: Store count as of December 28, 2024. SKU figures refer to eyeglass frame SKUs. ODs are Doctors of Optometry.

We reach customers through a portfolio of brands described below. All of our brands leverage our highly efficient centralized laboratory network and distribution system, which helps us minimize production and distribution costs. As one of the largest purchasers of eyeglass frames, eyeglass lenses and contact lenses in the U.S., we also benefit from centralized procurement efforts and purchasing economies of scale.

Our America's Best Brand. America's Best strives to be the value leader in virtually every market in which it operates. Its signature offer of "two pairs of eyeglasses for $89.95, including a free eye exam," is typically priced significantly lower than the competition and provides customers with a wide selection of frame choices at this entry point. In America's Best stores, vision care services are provided by optometrists employed either by us or by independent professional corporations or similar entities. This model facilitates the brand's bundled offer and its Eyecare Club programs, which offer two free eye exams per year for the duration of the membership plus a discount on contact lenses and eyeglasses. By leveraging our efficient centralized laboratory network, America's Best stores are able to minimize processing costs and drive significant economies of scale. These stores typically stock eyeglass frame imports from low-cost overseas manufacturers, higher-margin private label brands and discounted well-known frame brands. America's Best stores are primarily located in high-traffic strip centers next to other value-focused retailers.

Our Eyeglass World Brand. Eyeglass World also offers a value price point for customers, with an opening offer of "two pairs of eyeglasses for $99." This brand is positioned as an eyeglass superstore with a broad selection of designer brands and price points and offers a highly personalized level of service. We source eyeglass frames for our Eyeglass World stores from leading designer brands, private label manufacturers and low-cost overseas manufacturers. Eyeglass World locations offer eye exams, primarily from independent optometrists and optometrists employed by independent professional corporations or similar entities and have on-site laboratories that enable stores to quickly fulfill customer orders and make repairs on site. Lens orders that are not completed in store are completed by our centralized laboratory network. These stores are primarily located in freestanding or in-line locations near high-foot-traffic shopping centers.

Our Host Brands. We have two Host brands consisting of 53 Vista Optical locations on military bases and 29 Vista Optical locations within select Fred Meyer stores as of December 28, 2024. Our Host brands compete within the value segment of the U.S. optical retail industry. These brands combine a broad selection of products and attentive customer service with the convenience of one-stop shopping. These brands also utilize our centralized laboratories and provide eye exams principally by independent optometrists in nearly all locations.

Our Omni-Channel and E-Commerce Platforms. We offer our customers an engaging digital shopping experience through an established platform of omni-channel store websites, and our dedicated e-commerce consumer website,

DiscountContacts.com. Our omni-channel store websites augment our America's Best, Eyeglass World and Vista Optical in military brands and provide a customer experience that extends across our in-store, mobile and e-commerce channels. We offer a range of services to customers, including eyeglass purchasing, online scheduling and appointment reminders, contact lens purchasing, "buy-in-store and ship-to-home" capabilities and online frame browsing, among others. Our omni-channel offerings work in concert with these brands to enhance the overall quality of the customer experience.

In the aggregate, sales from our omni-channel and e-commerce platforms, which include "buy-in-store and ship-to-home" transactions, represented approximately 7.3% and 10.1% of net revenue in fiscal year 2024 and 2023, respectively.

Our Industry[1]

We operate in the U.S. optical retail industry, which is defined by The Vision Council to include the sale of exams, frames, lenses, contact lenses, plano sunglasses and readers. We believe the industry's continued growth and its resilience to economic cycles is due in large part to the medical, non-discretionary and recurring nature of eye care purchases.

The majority of eyewear purchases are driven by need, with two primary drivers of demand: (i) diminishing eyesight with increasing age, causing new customers to buy corrective eyewear, and (ii) a steady and consistent replacement cycle as customers replace or purchase new eyewear for a variety of reasons, including changes in prescriptions, fashion trends and necessity (e.g., lost or broken eyewear).

The need for eyesight correction is diagnosed through eye tests and eye exams.

We anticipate that there are four key secular growth trends that will continue to contribute to the stability and growth of the U.S. optical retail industry:

- *Aging Population*. According to The Vision Council, approximately 80% of adults in the U.S. use some form of vision correction, and there is a significant increase in the use of vision correction above age 45, with further increases above age 55. As the U.S. population ages and life expectancy increases, the pool of potential customers and opportunities for repeat purchases in the optical retail industry are anticipated to rise. Given that eyesight deteriorates progressively with age, aging of the U.S. population should result in incremental sales of eyewear and related accessories.

- *Consistent Replacement Cycle*. The repetitive and predictable nature of customer behavior results in a significant volume of recurring revenue for the optical retail industry. The purchasing cycle of vision correction devices is closely tied to the frequency with which consumers obtain eye exams. Most optometrists recommend annual eye exams as a preventive measure against serious eye conditions and to help patients identify changes in their vision correction needs. According to the Vision Council, approximately 117 million eye exams were performed in the U.S. during 2024. While there are ranges of customer behaviors based on demographics and other factors, we estimate that our customers typically replace their eyeglasses every two to three years and their contact lenses every six to 12 months, reflecting the predictability of these recurring purchase behaviors.

- *Increased Usage of Computer and Mobile Screens*. Due to the proliferation of smartphones, laptops, tablets and other electronic devices, the U.S. population has experienced a dramatic increase in the amount of time spent viewing electronic screens. According to the most recent data reported by The Vision Council in 2022, about 90% of American adults reported using digital devices for more than three hours per day with approximately 80% reporting experiencing symptoms of digital eye strain. This is anticipated to result in a larger percentage of the population suffering from screen-related vision problems, driving incremental sales of vision correction devices, such as traditional eyeglasses and contact lenses, as well as higher margin products designed specifically to counteract the effect of looking at screens for prolonged stretches of time.

- *Growing Focus on Health and Wellness*. The optical retail industry is poised to continue to benefit from expansive trends underlying an increasing societal focus on health and wellness. Consumers want personalized solutions that allow them to make informed decisions about their health. Additionally, rising healthcare costs are driving a growing emphasis on preventative healthcare. Eye exams can detect a host of

---

[1] In recent years, The Vision Council has made multiple updates to its methodology for estimating the size of the optical retail industry including the use of new and updated sources for such data that had not been previously utilized for past industry estimates. As such, more recent estimates may not be comparable to estimates that the Company had disclosed in previous annual reports on Form 10-K, which, prior to 2023, were formulated using the prior methodology. The Company continues to evaluate the updated methodology and the new market estimate of a $68.3 billion optical retail industry in 2024, as compared to the $65.6 billion estimate in 2023.

physical ailments, such as hypertension or diabetes, and are one of the most inexpensive and effective forms of detection for many of these conditions. As consumers continue to develop greater awareness of health and wellness issues, there is an opportunity for retailers that are able to offer personalized, inexpensive, health-oriented products and services that can increase quality of life and reduce an individual's overall level of healthcare expenditures. Furthermore, this increased focus on health means that people are living longer, which increases the overall demand for vision care and the frequency with which people visit their eye care practitioners for vision care products and services.

Our Products and Services

Within our store brands, we primarily offer two products and one service: eyeglasses, contact lenses and eye exams. Nonetheless, our diverse product portfolio encompasses many brand names and thousands of stock keeping units ("SKUs"). Offerings include both brand name designers, like Ray-Ban, Coach and Calvin Klein, and private label options at attractive prices. Our brand-name frame offerings are manufactured by market leaders and we partner with several overseas factories to direct source our private label products. We also offer a broad portfolio of lenses, including single vision and bifocal lenses, with a variety of treatments to enhance vision. Through one-on-one consultative-selling, our sales associates have a number of opportunities to share information about value-added lenses, including thinner, higher-quality lenses and photochromatic options, which carry higher margins. As a result, a significant number of America's Best customers and Eyeglass World customers who purchase eyeglasses choose upgraded lenses and/or frames instead of each brand's signature or opening offer. In our America's Best and Eyeglass World stores, we also offer accessories and contact lenses from all major contact lens manufacturers, including our own private label brands (Sofmed and Natural Eyes HydraWear, made by CooperVision). Collectively, our broad product offerings deliver consistent financial results and reduce our reliance on any individual product, style or trend.

Eye exam services are provided by optometrists employed by us, or by professional corporations or similar entities owned by eye care practitioners with whom we have contractual arrangements or by independent optometrists with whom we have contracted. In addition, as part of our efforts to provide quality, accessible eye care, we have deployed a telehealth solution in certain locations that allows optometrists working remotely to provide eye exam services to patients. Through this remote medicine platform, patients still visit our stores for eye care services, but instead of seeing the optometrists in person, the patients are connected with optometrists licensed in their state through video conferencing technology. The optometrists work with trained optometric technicians and clinical assistants to collect preliminary data, and then the optometrists control the optometric equipment remotely to conduct the refractions and eye health examinations while communicating with the patients in real time via 2-way synchronous audio and visual connection. As of December 28, 2024, this technology has been enabled in over 730 of our America's Best locations. We believe remote medicine not only helps provide quality, accessible eye care to more patients, but also helps address constraints in exam capacity from optometrist availability in store. As part of the rollout, we have also invested in the transition to an electronic health record ("EHR") platform in all America's Best locations.

America's Best offers its Eyecare Club programs primarily to its contact lens customers. As of December 28, 2024, the Eyecare Club had approximately 1.4 million active members. Eyecare Club members receive two free eye exams per year and 10% off all contact lenses and eyeglasses for the duration of the three-year membership, as well as other periodic benefits and discounts, for a one-time fixed payment. Memberships can be purchased in stores or on our America's Best website. There is a high adoption rate of Eyecare Club membership by America's Best customers who are not part of a managed care program and who visited an America's Best store for a contact lens examination. The disposable nature of contact lenses means that customers must replenish their contacts frequently and, in order to refill their prescriptions, contact lens users must have a current prescription. For a prescription to be current, customers generally need to have an eye exam every one or two years, depending on the state in which they reside. The multi-year nature of these memberships, which customers pay in full at the time they join, facilitates repeat traffic to America's Best stores for exams and contact lens purchases and builds customer loyalty.

See Note 9. "Revenue from Contracts with Customers" in our audited consolidated financial statements included in Part II. Item 8. of this Form 10-K for additional information.

Our Customers

We believe that everyone deserves to see their best in order to live their best. Our customers are savvy shoppers who define value in multiple ways but are unified by getting the products and care they need, at a great price without compromising what they want. Purchasing decisions are based on value, quality of service, fashion, location and eye health, among other factors. Based on a variety of third-party research studies, we have found that our customers typically prioritize value and convenience above other considerations. Value encompasses a combination of eye health with quality products and services, all offered at a fair price. Convenience encompasses multiple vectors: (i)

retail locations near where our customers work and shop, with easy, convenient parking, (ii) store hours that fit their lifestyles, (iii) product selection that achieves aesthetic and/or fashion goals, (iv) availability of on-site eye exams and (v) acceptance of certain vision insurance benefits.

Our Sales and Marketing

We developed our marketing strategy based on the in-depth knowledge we have of our customers. Our brands are positioned to stand for low prices and great value, both of which resonate with our target consumers and leave a lasting impression that is distinct from the competition.

We believe that video is a key channel for connecting with our customers. A significant portion of America's Best and Eyeglass World's advertising investments are on awareness-driving video advertisements, network television and digital platforms, which we leverage broadly across multiple stores in each market to gain a larger share of voice and, in turn, drive traffic and margins. We continue to benefit from America's Best national advertising campaigns, which we believe are cost effective and help raise our brand awareness in both new and existing markets. Additional advertising investments include digital media, search engine, direct mail, email and local store marketing. We are continually tracking consumer media consumption behaviors and adjusting our media plan accordingly.

For our Host brands, we rely on our Host partners' marketing initiatives to drive traffic into their stores. We then develop and execute highly targeted local marketing campaigns within stores to create awareness of our service and product offerings.

Our Customer Relationship Management ("CRM") system is used to collect customer demographic data. With this information and the third-party data that we use to supplement the customer information, we enhance our customer relationships with communications based on their individual vision needs and interests to help improve existing customer retention. In fiscal 2025, we expect to launch a new customer experience platform to centrally manage all customer data, communications and analytics, which would replace our previous CRM system. We expect this new technology will allow us to build dynamic, omnichannel customer journeys based on individual behaviors and preferences in order to maximize customer engagement and increase customer retention through personalized experiences across our brands.

In addition to our CRM program, digital advertising is a critical component of our media mix, as we believe both of these programs generate a high rate of return. Potential customers gain awareness of our brands through paid and organic digital efforts via content, video and social media that lead them to our websites.

Our Sourcing and Supplier Relationships

We purchase our frame merchandise from a wide variety of vendors, with a limited number of vendors supplying the majority of our eyeglass lenses and contact lenses. We are a large customer for most of our suppliers and we strive to form meaningful, long-lasting and mutually beneficial relationships with our vendors. We have long-term contracts with certain of our key suppliers, including Essilor and CooperVision. Under our agreement with Essilor, Essilor has the sole and exclusive right to supply certain eyeglass lenses to us. The current term of our agreement with Essilor runs through May 2026. We are collaborative in our vendor negotiations so as to develop a partnership with our vendors and, in time, a sense of loyalty to National Vision. Each of our top 10 vendors has been with us for approximately 10 years, and several of these vendors have been with us since our inception in 1990. We focus on sourcing low-cost products, including well-known frame brands, secondary frame brands, direct import and private label frames and private label contact lenses. Our well-developed capability of direct-to-factory sourcing and importing of frames allows us to offer high-quality, low-priced frames while generating strong margins.

Our Optical Laboratories and Distribution Network

We use a highly efficient mix of four domestic, company-operated processing facilities and have an outsourcing relationship with an international, third-party facility. We have state-of-the-art lens processing capabilities in our geographically diverse, company-operated production facilities in Lawrenceville, Georgia; St. Cloud, Minnesota; Plano, Texas; and Salt Lake City, Utah. Our centralized optical laboratories handle all aspects of customizing eyeglass lenses, and have digital capabilities for grinding, coating and edging to customer prescription and eyeglass frame specifications. We have developed a high-volume, low-cost lens processing model to provide approximately seven- to 10-day turnaround service through our domestic owned laboratories and our international partner laboratories. This network was created through significant investment by us and is leveraged across our portfolio of brands to provide efficiency and scale. We route eyeglass orders to both our owned and outsourced laboratories through an automated decision tree that incorporates information on (i) the nature of the job; (ii) the technical capabilities of each laboratory; (iii) the capacity of each laboratory; (iv) the inventory at each laboratory; and (v) the cost of that particular job at each laboratory. This architecture is integrated with the point-of-sale system and enables us to minimize our processing costs, while ensuring on-time deliveries. The processing system is designed such that the more eyeglasses we sell, the more efficient the laboratories become, creating significant cost savings over time.

In addition, our Eyeglass World stores are equipped with on-site laboratories, which typically process less complicated customer orders with same-day service. All lens orders that are not processed or completed in store are processed or completed by our centralized laboratory network.

As of December 28, 2024, we have a 118,000 square foot distribution center in Lawrenceville, Georgia. We utilize third-party carriers to transport products from the distribution center to customers and store locations. We have transitioned the contact lens fulfillment and distribution previously handled by AC Lens to a third-party vendor. We are subleasing the warehouse in Columbus, Ohio that was previously used in our AC Lens operations.

Our Mission and Philanthropic Efforts

Our mission is to help people by making quality eye care and eyewear more affordable and accessible. Our philanthropic culture instills a sense of purpose and engagement in our associates, from in-store team members to senior management. Our associates feel pride in the positive work they are doing, which helps us to attract and retain both store associates and vision care professionals, thus improving the customer experience in our stores. In addition, our mission has been essential to the recruitment and retention of our management team, whose extensive experience is a key component of our business success.

Our financial success has helped fuel our ever-growing philanthropic engine. In the U.S., through our partnership with charitable organizations, we provide free vision screenings, eye exams and eyeglasses to young Americans and other underserved communities. In addition, through multiple charitable partnerships with organizations such as VisionSpring, RestoringVision, the International Agency for the Prevention of Blindness and VOSH International, we both directly assist and indirectly help to improve the vision of millions of individuals globally. We also work collaboratively with others in the industry to help a portion of the world's population who live with uncorrected vision problems.

Human Capital Management

As of December 28, 2024, we had 13,411 full-time and part-time associates, including 636 directly employed optometrists. As of December 28, 2024, our network of optometrists included 2,393 optometrists, of which 636 were directly employed by us, 1,478 were employed by professional corporations or similar entities with which we contract, and 279 who sublease in our store locations.

Our network of optometrists includes a mix of full-time and part-time optometrists, and this mix can change over time.

We are not a party to any collective bargaining agreements. We have never experienced a strike or work stoppage, and we believe that our relations with our associates and optometrists are good.

Board Oversight

Our Board of Directors (the "Board") through its committees oversees human capital matters with regular updates and discussion on organizational structure, hiring and retention, compensation and benefits, health and safety matters, employee training and development, succession planning, and associate survey results.

Values and Culture

We aim to maintain a strong and resonating culture guided by our Vision, Mission and Values. We believe everyone deserves to see their best to live their best and our goal is to help people achieve this by making quality eye care and eyewear more affordable and accessible. This purpose is supported by our associates and their values – passion for people, committed to community, results done right, and be your best self.

With an inclusive and people-first culture, we are focused on celebrating and respecting our backgrounds, empowering, rewarding and developing our associates, and aiming to give back to the communities in which we serve. Our human capital initiatives are focused on attracting highly qualified individuals and providing them with continued opportunities for growth and development. We were named one of Newsweek's America's Most Responsible Companies for 2024 in recognition of our corporate responsibility and citizenship.

Talent Acquisition

At National Vision, we are committed to attracting talent aligned with our Vision, Mission and Values. We continue to refine our technology to improve both the candidate and hiring manager experience. In 2024, National Vision launched Eyes on Talent Training, specifically designed for hiring managers to enhance talent selection skills. The training focused on both the candidate experience and interviewing skills. More than 1,500 managers completed this course. In addition, we have established critical partnerships with outside vendors that provide us with additional resources to drive candidate flow for key roles. We are continuing our multi-year sponsorship of the Association of Schools and Colleges of Optometry campaign "Optometry Gives Me Life" targeted at high school and college

students, and ensuring that graduating optometrists are educated on the variety of career options available to them. Additionally, we support our associates' interest in attending Optometry school through our internal National Vision Doctor of Optometry Tuition Reimbursement program, which provides for the reimbursement of education expenses to associates attending optometry school. We utilize both in-person events and online platforms for job fairs and on-campus events, and selectively offer key incentives, such as a student loan repayment program.

Talent Development

We are committed to high-quality training support for our associates. We have increased ongoing training in recent years, especially in the areas of safety protocol procedures and customer interactions, and have enhanced virtual, instructor-led training classes, allowing for high-touch training in a remote setting. We provide associates and optometrists with several opportunities and mechanisms through which they can provide feedback, and this allows us to continue developing programs for training and growth.

In 2024, we designed and piloted two new-hire and onboarding programs. The first is focused on store-based associates and managers and extends the length of the new associate training experience, ensuring associates and managers who are new to their roles have adequate time to learn our culture and the skills needed to be successful. The second is focused on district managers, and is designed with both new and existing district managers in mind. For new district managers, it provides a longer and more formal onboarding experience. For existing, tenured district managers, the program also provides extended career path and growth opportunities to utilize consistent training skills with new district managers.

We have also invested in supporting our new-to-role store managers through the Training Store Manager Program, which provides training during their critical first weeks in their new store. The program offers high-performing store managers the opportunity to become certified Training Store Managers for their district. They complete a five-week certification process focused on coaching, self-awareness, giving and receiving feedback, evaluating their business, and time management. Once participants are certified as Training Store Managers, they are ready to provide onboarding and training support to new store managers in their district. In addition to providing valuable support to new managers and new store teams, the program provides a new avenue for leadership opportunities and professional development for our associates. We continued to grow and invest in the Training Store Manager Program in 2024, building on our culture of developing and promoting our associates.

Benefits and Wellness

We strive to ensure our people always feel supported so they can bring their best selves to work every day. We demonstrate this commitment through many of our benefits and wellness offerings. Programs like our 401(k) plan, core and supplemental life insurance, health plan, short and long-term disability, wellness and disease management programs, including personalized programs for diabetes and hypertension, vacation pay, parental and adoption leave, accident, critical illness, group legal and identity theft programs, and a financial protection resource, provide the needed resources essential for helping our people care for themselves and their families. We also offer free on-demand mental and behavioral health resources, to provide needed guidance when work and personal challenges affect an associate's overall well-being. Additionally, our associates receive an annual associate eyewear ticket and eyewear gift tickets that provide them, along with their friends and family, discounted eyewear purchases in our stores.

Our college scholarship program was established to assist associates with children age 24 or under, who are high school seniors or graduates and planning to enroll in a full-time undergraduate course of study at an accredited U.S. college or university. Each year, ten recipients are granted an award of $2,500 each and awards are renewable for up to three years for a total scholarship of $10,000. We also provide current and former associates who are in pursuit of a Doctor of Optometry degree with financial support through a tuition reimbursement program.

Our compensation programs are designed to reinforce our growth agenda and talent acquisition strategy. In addition to competitive base pay, we seek to reward associates with annual incentive awards, recognition programs and equity awards for associates at certain levels.

In 2019, we established the National Vision Crisis Relief Fund to help support associates who are facing financial hardship as a result of a natural disaster, family emergency or other unexpected events. Since its creation, the fund has provided over $1.9 million to associates for assistance.

Health and Safety

Our health and well-being efforts are built on a foundational commitment to the safety of our associates and the doctors in our network. We believe that we are in material compliance with applicable Occupational Safety and Health Administration ("OSHA") guidelines and state regulations. At each of our labs and distribution centers, there are specific leaders responsible for the management of associate safety. For example, lab directors organize and run

safety trainings for local associates, some of which are conducted through our Learning Management System and others through in-person instruction. In our retail locations, we support managers and field leaders in understanding and complying with applicable laws and regulations.

Managed Vision Care

Our managed care business relates to vision care programs and associated benefits provided by stand-alone vision insurance entities, healthcare plans and government programs. National Vision participates as a provider of both vision care and related vision product solutions, including eyeglasses and contact lenses, and primarily participates in private managed care programs. While our managed care business has continued to grow, we are underpenetrated in the managed care market relative to the broader optical retail industry, and we believe that this continues to represent a growth opportunity.

Through our point-of-sale system and our back-office electronic data interchange ("EDI") capabilities, we attempt to create a seamless transactional experience for our managed care customers and have increased training for our store associates with this goal in mind. From time to time, vision care insurance payors may make changes to their EDI claim systems or experience system outages. Such changes or outages may require us to update our processes and could impact our ability to submit claims or to timely receive reimbursements from our managed care partners. As such, when asked, we have assisted a number of our larger vision care insurance payors to either implement or improve claims transmission processes via application programming interfaces ("APIs"). By the end of fiscal 2025, we expect that such APIs will be implemented with our three largest payors, which we anticipate to improve the customer experience and reduce claim errors that would otherwise result in rejections and potential write-offs.

Competition

The optical retail industry is highly competitive. Competition is generally based upon brand name recognition, price, convenience, selection, service and product quality.

We operate within the value segment of the U.S. optical retail industry, which emphasizes price and affordability. This segment is fragmented. We compete with mass merchants and warehouse club stores, specialty retail chains, and independent eye care practitioners and opticians. In the broader optical retail industry, we also compete with large national retailers such as LensCrafters, Pearle Vision and Visionworks, both in physical retail locations and online.

We also compete with online sellers of contact lenses and eyewear. The online sale of contact lenses has steadily increased in particular since the passage of the Fairness to Contact Lens Consumers Act. See "Government Regulation" below for more detail. The online sale of eyeglasses has not developed as quickly, but a number of firms are primarily focused on this market, including Warby Parker and Zenni Optical. We may also face competition in the future as companies increasingly employ emerging technologies in the optical retail industry, including, for example, online vision exams.

In our managed care business, we also compete with other managed care payors, several of which are vertically integrated, with substantial retail networks. As a provider under managed care contracts, we may have access to new customers while better serving our existing customers who are covered by managed care by filing claims directly with the payor and collecting only the applicable co-pay amount from these customers. Competition in our managed care business is based on many factors, including price and the density of the provider network. We have, in the past, and may, in the future, experience heightened challenges to be admitted as a provider to these networks or to maintain our status in them.

Seasonality

Our business is moderately seasonal in nature. Historically, our business has realized a higher portion of net revenue, operating income and cash flows from operations in the first half of the year, and a lower portion of net revenue, operating income and cash flows from operations in the fourth fiscal quarter. The first half seasonality is attributable primarily to the timing of our customers' income tax refunds and annual health insurance program start/reset periods. We believe that many customers in our target market are value-seeking consumers who rely on tax refunds to pay for eyewear and eye care. A delay in the issuance of tax refunds can accordingly have a timing impact on our quarterly financial results in the first half of the year. Consumer behavior with respect to the utilization of tax refund proceeds is also subject to change.

With respect to our fourth quarter results, compared to other retailers, our products and services are less likely to be included in consumers' holiday spending budgets, therefore reducing spending on personal vision correction during the weeks preceding December 25th of each year. Additionally, although the period between December 25th and the end of our fiscal year is typically a high-volume period, the net revenue associated with substantially all orders of prescription eyeglasses and contact lenses during that period is deferred until January due to our policy of

recognizing revenue only after the product has been accepted by the customer, further contributing to higher revenue results in the first half of the year. Our quarterly results may also be affected by the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, the timing of certain holidays, and the timing of weather-related store closures. Furthermore, changes in consumer behavior in recent years have suggested a departure from the seasonal norms we have experienced in the past and may continue to disrupt the historical quarterly cadence of our results of operations for an unknown period of time.

Information Technology

Information technology systems are critical to our day-to-day operations as well as to our long-term growth strategy. Our systems are designed to deliver a consistent, scalable, high-performing and secure experience for our customers and partners. We utilize a combination of co-location data centers and cloud-based solutions for our infrastructure and the majority of our applications consist of standard, integrated software solutions. Our systems provide the data analysis and automation necessary to support our marketing, merchandising, inventory, distribution, store operations and point-of-sale, e-commerce, remote medicine, finance, accounting and human resources initiatives. We believe our current systems allow us to identify and respond to operating trends in our business.

Areas in which we have invested and continue to invest in include, among others, software systems to enhance the growth of enterprise resource planning ("ERP"), CRM, omni-channel, customer engagement efforts, remote medicine and EHR platforms, cybersecurity programs, our overall security posture, and point-of-sale systems. We believe these investments, along with maintenance of our existing information technology capabilities, will provide the flexibility and capacity to accommodate our future growth plans.

Intellectual Property

We own a number of registered and common law trademarks and pending applications for trademark registrations in the U.S., primarily through our subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this report are presented without the ®, SM and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. All trademarks, service marks and trade names appearing in this Form 10-K (or in documents we have incorporated by reference) are the property of their respective owners.

Government Regulation

Our operations are subject to extensive federal, state and local laws and regulations. Because of the various facets of our business, the scope and extent of laws and regulations applicable to our business are always subject to the risk of change or material increase. Noncompliance with these laws and regulations can subject us to sanctions (including suspension and loss of operating licenses), fines or various forms of civil or criminal prosecution, any of which could have a material adverse effect on our reputation, business, financial position, results of operations and cash flows. See Item 1A. "Risk Factors" below for a discussion of these and other risks. A summary of certain laws and regulations is described below.

Corporate Practice of Medicine/Optometry and Similar Laws

Many states prohibit the corporate practice of medicine/optometry where an unlicensed entity practices medicine or employs a physician or optometrist to provide professional medical services. Further, many states interpret these or similar rules broadly to prohibit employment of eye care practitioners by corporations like us and to prohibit various financial arrangements, such as fee-splitting, between eye care practitioners and other entities. Many states also regulate certain business practices as well as landlord-tenant arrangements between optical companies and optometrists. For example, some states prohibit a common entrance to a retail optical location and an optometric office. These laws and regulations can vary significantly by state, requiring us to tailor our operations in each state to the particular laws of such state. Many of these laws and regulations are vague and subject to the interpretation of regulators and enforcement authorities, which may change over time. States periodically revisit these laws and regulations and we are subject to the ongoing risk that the regulatory scheme in any state could change in ways adverse to us. Our America's Best operations, which feature a bundled offer of eyeglasses and an eye examination, are particularly implicated by these laws. Additionally, state legislators and regulators may be reluctant to accept telehealth and remote medicine as a way to provide access to quality patient care. There is a disparity across jurisdictions in how telehealth is regulated and how we are able to implement our remote medicine solution. Our ability to launch our remote medicine solution in certain jurisdictions at all or in the most cost-efficient manner is highly dependent on the evolution of these state-by-state requirements and restrictions.

Professional Licensure and Regulation

Our operations are subject to state licensing laws. All states license the practice of ophthalmology and optometry and many states license opticians. The dispensing of prescription eyewear is also regulated in most states in which we do business and, in some states, we are required to register our stores as optical dispensaries.

Fairness to Contact Lens Consumers Act ("FCLCA") and E-commerce Laws

In connection with our sales of contact lenses, we must comply with the FCLCA, and its implementing regulations, including the Contact Lens Rule, promulgated by the Federal Trade Commission ("FTC"), which establish a national uniform standard in the U.S. with regard to issuing, releasing and verifying contact lens prescriptions. This law and rule require that we verify prescriptions we receive from our customers prior to selling contact lenses online. Recent changes to the Contact Lens Rule include, among others, updates to the verification requirements, updates to certain prescription requirements, and new requirements regarding automated telephone messages. A violation of the Contact Lens Rule constitutes an unfair or deceptive act or practice under the Federal Trade Commission Act (the "FTC Act").

Our e-commerce business must comply with various federal and state laws, most notably the FCLCA. Our online business must also be registered in various states as a non-resident contact lens seller.

Managed Care Regulation

We are engaged in managed vision care, both as a managed care entity and as a provider to managed care payors and insurers. In California, our subsidiary, FirstSight, a specialized health maintenance organization ("HMO"), is subject to the managed care laws of the State of California and is licensed and comprehensively regulated by the California Department of Managed Health Care (the "DMHC"). These regulations contain operating, disclosure, reporting and financial viability requirements, among others. Material changes to the operations of FirstSight, including the opening of America's Best locations outside of defined service areas, must be approved by the DMHC. This approval process can be complex and can cause delays in the projected opening of our stores. We also offer Eyecare Club programs pursuant to which, in exchange for a fixed payment, individuals can obtain eye examinations and discounts on eyeglasses, contact lenses and accessories during the program period. These programs may be subject to regulation under managed care and related state laws, including those of California, where these programs are offered as managed care products by FirstSight. In addition, our Eyecare Club programs may subject us to state laws regulating discount medical plans. These laws, which have been adopted in a number of states, require the licensing or registration of organizations that provide discounted access to health care providers. It is possible that state regulators could determine that we are operating as a discount medical plan and thus subject to various registration, disclosure and solvency requirements.

Privacy and Security

We directly collect, use, access, disclose, transmit and/or store protected health information ("PHI") and personally identifiable information ("PII") in connection with the sales of our products and services, customer service, billing and employment practices. As a health care provider and as a business associate to health care providers, we are subject to federal and state laws governing privacy and security, including the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") and its implementing regulations, such as the Privacy Rule, the Security Rule and the Breach Notification Rule. The Health Information Technology for Economic and Clinical Health Act of 2009 (the "HITECH Act") extends the Privacy Rule and the Security Rule directly to business associates. We are also subject to comparable state health privacy laws to the extent they are more protective of individual privacy than the Privacy Rule. We believe that the Office of Civil Rights, which is the enforcement agency for HIPAA, may implement modest changes to HIPAA in 2025, pursuant to a notice of proposed rulemaking that was issued in December 2020. Moreover, nearly all states have adopted their own data breach laws with comparable (and sometimes conflicting) standards and requirements. These state laws apply to breaches of specified elements of PII. In addition, more than a dozen states, including California, have adopted comprehensive consumer privacy laws, and additional states may amend or adopt new laws or regulations regarding data privacy that may be applicable to us, including additional consumer privacy laws.

Laws Related to Reimbursement by Government Programs

Our participation in federal reimbursement programs, such as Medicare and Medicaid, subjects us to state and federal laws and regulations with respect to anti-kickback, false claims and physician self-referral, among other similar areas. The federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, to induce, or in exchange for, the referral of an individual or purchasing, furnishing, recommending or arranging for a good or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The definition of "remuneration" has been broadly interpreted to include anything of value, including, for example, gifts,

certain discounts, the furnishing of free supplies, equipment, office space or services, credit arrangements, payment of cash and waivers of payments. Healthcare providers that have financial relationships may structure their arrangements to meet certain voluntary safe harbors under the federal Anti-Kickback Statute so that such financial relationships and business practices are not treated as offenses under the statute. Several courts have found a violation of the statute's intent requirement where the single purpose of an arrangement involving remuneration is to induce referrals of patients or consumers purchasing healthcare goods or services paid for, in whole or in part, by federal government programs. There are also a number of healthcare fraud statutes that impose criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. A person or entity does not need to have actual knowledge of the Anti-Kickback Statute or healthcare fraud statutes, or specific intent to violate them in order to have committed a violation. Many states have adopted similar laws that apply to third-party payors including commercial plans.

In addition, the federal Anti-Kickback Statute provides that any claim for government reimbursement in violation of the statute also violates the False Claims Act ("FCA"). The FCA prohibits intentionally submitting, conspiring to submit, or causing to be submitted, false or otherwise improper claims, records or statements to the federal government, or intentionally failing to return overpayments, in connection with reimbursement by federal government programs. Most states have enacted false claims laws analogous to the FCA, and both federal and state false claims laws permit private individuals to file *qui tam* or "whistleblower" lawsuits on behalf of the federal or state government. The Social Security Act also imposes significant penalties for false or improper Medicare and Medicaid billings.

The U.S. Physician Self-Referral Law, or the Stark Law, generally prohibits physicians (which the Stark Law defines to include optometrists) from referring, for "designated health services" (as defined by the Centers for Medicare & Medicaid Services), Medicare or Medicaid beneficiaries to any entity with which the physician or an immediate family member of the physician has a financial relationship. Designated health services do not include physician referrals for optometric services. The Stark Law further prohibits the entity receiving a prohibited referral from presenting a claim for reimbursement by Medicare or Medicaid for services furnished pursuant to the prohibited referral. The Stark Law has a number of specific mandatory exceptions for financial hardships between regulated healthcare providers that do not pose a risk of abuse to Medicare programs or patient abuse. Many states have adopted similar self-referral laws which are not limited to Medicare or Medicaid reimbursed services. In some cases, the rental of space constitutes a financial relationship under this law. The Stark Law is a strict liability law, meaning that intent is not required; the mere presence of a prohibited relationship may constitute a violation if certain mandatory exceptions are not met.

Federal Food and Drug Administration ("FDA") Regulation

The FDA generally has authority to, among other things, regulate the manufacture, distribution, sale and labeling of medical devices, including contact and eyeglass lenses. Under the U.S. Federal Food, Drug and Cosmetic Act (the "FDC Act"), medical devices must meet a number of regulatory requirements. We engage in certain manufacturing, repackaging and relabeling activities at our optical laboratories and in certain Eyeglass World stores, which subject us to the FDA's registration, listing and quality requirements. We are required to register our centralized laboratories with the FDA.

Consumer Protection Laws

Federal and state consumer protection laws and regulations can apply to our operations and retail offers. Some of our promotions, such as our America's Best offer of a "free" eye exam, are subject to compliance with laws and regulations governing use of this term. The FTC has authority under Section 5 of the FTC Act to investigate and prosecute practices that are "unfair trade practices," "deceptive trade practices," or "unfair methods of competition." State attorneys general typically have comparable authority and many states permit private plaintiffs to bring actions on the basis of these laws. In addition, state regulators or boards of optometry may challenge our promotional practices, including America's Best's bundled offers, as, among other things, violating applicable state laws regarding unfair competition, false advertising to consumers or corporate practice of optometry prohibitions.

Foreign Corrupt Practices Act ("FCPA")

We source a significant portion of our products from outside of the U.S. The FCPA and other similar anti-bribery and anti-kickback laws and regulations generally prohibit companies and their intermediaries from making improper payments or offering anything of value to non-U.S. officials for the purpose of obtaining or retaining business. Our policies and our code of conduct mandate compliance with applicable laws and regulations, including these.

Payment Card Industry Data Security Standard ("PCI Standard")

Because we accept debit and credit cards for payment, we are subject to the PCI Standard, which contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. Certain states have incorporated these requirements into state law. Our credit card agreements with our banks require that we comply with this standard and pay any fines or assessments imposed by the credit card companies in the event of a compromise of card data.

Service Contract Regulations

We offer product protection plans for our eyeglasses. In certain states, laws governing service contracts regulate these plans. These laws, which vary by state, mandate that sellers of such contracts comply with various registration, disclosure and financial requirements. It is possible that regulators in certain states could determine that our extended warranty plans should be subject to these laws.

Environmental and Safety Regulation

Our optical laboratories in the U.S. and our in-store laboratories within Eyeglass World locations subject us to various federal, state and local laws, regulations, and other requirements pertaining to protection of the environment, public health, and associate safety, including, for example, regulations governing the management of hazardous substances and the maintenance of safe working conditions. These laws also apply generally to all our properties. Our failure to comply with these laws can subject us to criminal and civil liabilities.

Employment Laws and Occupational Safety and Health Administration

We are a labor-intensive business that is subject to complex labor and employment laws established by federal, state and local laws and regulations. These laws and regulations govern areas that include working conditions, paid time off, workplace safety, wage and hour standards and hiring and employment practices.

In particular, we are subject to the requirements of OSHA and other federal and state agencies that address employee health, including from infectious diseases and safety.

We currently have processes in place to support our compliance with these requirements. Based on new or revised regulatory developments, we may be required to take additional actions or increase expenditures in the future to comply with changing employment requirements and higher industry and regulatory safety standards.

Insurance and Risk Management

We use a combination of purchased insurance and self-insurance for workers' compensation, general liability, property, director and officers' liability, vehicle liability, and associate health-care benefits, among others. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Where we have retained risk through self-insurance or similar arrangements, we utilize third-party firms to assist management in assessing the financial impact of risk retention.

Our Website and Availability of SEC Reports and Other Information

Our website is www.nationalvision.com. Investors can obtain copies free of charge of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. You may access these documents on the "Investors" section of our website. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at the following address: http://www.sec.gov.

We also make available free of charge on our website our Corporate Governance Guidelines, our Code of Conduct and the charters of our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee. The information posted to our website is not incorporated into this Form 10-K or any other report we file with the SEC.

Item 1A. Risk Factors

You should carefully consider the risks described below and the other information contained in this report and other filings that we make from time to time with the SEC, including our consolidated financial statements and accompanying notes. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or liquidity. These risks are not the only risks we face. Our business, financial condition, results of operations or liquidity could also be adversely affected by additional factors that apply to all companies generally or by risks not currently known to us or that we currently view to be immaterial. We can

provide no assurance and make no representation that our risk mitigation efforts, although we believe they are reasonable, will be successful.

Risks Related to Our Business and Operations

Market volatility, an overall decline in the health of the economy, global macroeconomic conditions and other factors may affect consumer spending or behavior, which could materially harm our sales, profitability and financial condition.

Our business depends on consumer demand for our products and, consequently, is sensitive to a number of factors that influence consumer behavior, confidence and spending, including whether consumers make purchases, their choice of price point, their appetite for upgrades or add-on services, or the frequency with which they have an eye exam or replace their eyeglasses. Conditions that have affected, or may in the future affect, consumer sentiment include general economic conditions, consumer disposable income, energy and fuel prices, recession and fears of recession, unemployment, minimum wages, availability of consumer credit, consumer debt levels, conditions in the housing market, interest rates, tax rates and policies, inflation, consumer confidence in future economic conditions, developments related to the U.S. federal debt ceiling and political conditions. In recent years, global markets and economic conditions have been challenging, particularly in light of elevated interest rates and historic inflation, which has created continued economic uncertainty. Additionally, uncertainty and market volatility have been magnified as a result of potential shifts in U.S. and foreign trade, economic, and other policies following the election of a new U.S. president for a term that commenced in 2025, coupled with a consolidation of party control of both chambers of Congress, which has led to new legislative and regulatory initiatives and the roll-back of certain initiatives of the previous presidential administration, which may impact our business and our clients' businesses in unpredictable ways, including as a result of the potential implementation of more restrictive trade policies, higher tariffs or the renegotiation of existing trade agreements. These conditions have impacted customer demand and may continue to have similar impacts in the future. Reduced customer confidence and spending cutbacks may result in reduced demand for our merchandise and may force us to mark down inventory, increase selling and promotional expenses or, if part of a prolonged or pervasive economic downturn, may slow the pace of new store openings or cause current stores to close.

Additionally, our business is seasonal in nature, with the first and second quarters typically representing a higher portion of net sales to us than other quarters, due in part to the issuance of tax refunds that many consumers have historically utilized for eyewear and eye care spending in the first half of the year. As such, a significant downward trend in the first half of the year could have a substantial negative impact on our annual financial results.

Furthermore, the customers we serve may be disproportionately sensitive to a number of these and other factors outside of our control. A continuation of these or other similar circumstances could have a material negative impact on our financial performance.

Global political, socio-economic, cultural, and geopolitical issues can also impact macroeconomic conditions and consumer sentiment and could have a material adverse impact on our financial results. These issues include, but are not limited to, ongoing conflicts across the globe such as in Russia-Ukraine and the Middle East, and relations between Taiwan and China, as well as disruptions caused by terrorist activities or otherwise. Further escalation of these geopolitical conflicts, including increased trade barriers or restrictions on global trade, could result in, among other things, cyberattacks, supply disruptions, lower consumer demand, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and financial condition. In addition, the effects of the ongoing conflicts could also heighten many of the other risk factors described herein.

We may not be successful in implementing our transformation initiatives, or in anticipating the impact of important strategic initiatives, and our plans for implementing such initiatives may be altered or delayed due to various factors, which may have an adverse impact on our business and financial results.

We may not be able to implement our transformation initiatives in accordance with our expectations or in a way that generates expected returns, which may result in an adverse impact on our business and financial results. These strategic initiatives, which include a focus on implementing new pricing architecture, enhancing the customer and patient experience, and optimizing cost structure, are designed to strengthen our core business, improve our results of operations, and drive long-term shareholder value.

In addition to other factors listed in this risk factors section, the challenges of company-wide coordination and alignment or our inability to identify or act on opportunities to deliver anticipated cost savings may adversely affect the successful implementation of these initiatives, which could have a material adverse impact on our business and financial results.

The implementation, timing and results of these complex strategic initiatives are subject to various risks and uncertainties, which may require that we make significant estimates and assumptions in our planning. These initiatives place significant demands on our accounting, financial, information technology, and other systems, and on our business overall. We are dependent on our management's ability to oversee these initiatives effectively and implement them successfully. If our estimates and assumptions about our initiatives are incorrect, or if we miscalculate the resources or time, we need to complete them or fail to execute on them effectively, our pursuit of these initiatives may increase our costs and reduce our margins and profitability.

To be effective, our transformation initiatives have required, and will continue to require, significant investment in cross-functional operations and management focus, along with supporting investments. If we are unable to attract and retain employees or contract with third parties having the specialized skills needed to support our efforts, or implement improvements to systems in a timely manner, our ability to compete and our results of operations could be adversely affected. In addition, if initiatives related to our new store concepts and improved customer experience do not appeal to our customers or if we are unable to consistently meet our brand execution promises in a cost-effective manner, we may experience a loss of customer confidence or lost sales, which could adversely affect our reputation and results of operations.

A failure to properly execute our plans and business strategies, delays in executing our plans and business strategies, increased costs associated with executing on our plans and business strategies, or failure to identify alternative strategies could have a material adverse effect on our business, financial position, results of operations, and cash flows.

Failure to recruit and retain vision care professionals for in-store roles or to provide remote care offerings could adversely affect our business, financial condition and results of operations.

Our ability to hire and/or contract with vision care professionals for in-store roles and remote care offerings is critical to our operations as well as our growth strategy. Our operations, like those of many of our competitors, depend on our ability to offer both eyewear and eye exams, which requires the availability of optometrists in or near our stores. Many states require that opticians be licensed to dispense and fit eyeglasses and contact lenses. Failure to have vision care professionals available in or near our stores could adversely affect our ability to win managed vision care contracts. Additionally, as we enable remote medicine solutions at an increased number of our stores, the ability to hire and retain vision care professionals for such remote care offerings and the continued successful installation, implementation and operation of the applicable equipment and remote medicine technology platform is essential to the expansion of our remote medicine strategy. The inability to attract and retain vision care professionals or enable and maintain remote medicine at applicable locations, could have a material adverse effect on our business, financial condition and results of operations.

Competition for vision care professionals has increased, especially with the increased demand for optometrists in the current constrained labor market. We compete with other optical retail companies, health systems and group practices for vision care professionals. Failure to attract, hire and retain vision care professionals, or to design and successfully implement more flexibility to meet the expectations of prospective and existing vision care professionals, could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that flexibility initiatives provided to vision care professionals, including with respect to scheduling, will be successful in attracting or retaining vision care professionals or addressing constraints in exam capacity. In recent years, we have experienced an increased degree of vision care professional shortages and related exam capacity constraints, which continued over the course of 2024, and may continue into 2025 and beyond, despite increased recruitment and retention efforts including wage investments and other enhanced compensation efforts. Such efforts have increased, and may continue to increase, our operating costs which could adversely impact our results, and ultimately may be unsuccessful. In addition, due to these same factors, we experienced wage pressure for our vision care professionals and associates in 2024, which we expect to continue in 2025, and which may continue thereafter.

Additionally, our ability to recruit, hire and/or contract with vision care professionals is closely regulated. For example, there is a risk that state authorities in some jurisdictions may find that our contractual relationships with optometrists or professional corporations or similar entities that employ optometrists, violate laws prohibiting the corporate practice of medicine/optometry, in which case we could be required to restructure these arrangements, which may make it more difficult for us to attract and retain vision care professionals. See Item 1. "Business-Government Regulation."

A material change in our relationship with vision care professionals, whether resulting from constraints in exam capacity, a dispute with an eye care practitioner or a group of eye care practitioners controlling multiple practice locations, a government or regulatory authority challenging our operating structure or our relationship with vision care professionals, or other changes to applicable laws or regulations (or interpretations of the same), or the loss of

these relationships, could impair our ability to provide services to our customers, cause our customers to go elsewhere for their optical needs, or result in legal sanctions against us. In addition, a limited number of professional corporations or similar entities provide for the vision care services at a number of our retail locations, exposing us to some concentration risk. A material change to any of the foregoing relationships could have a material adverse effect on our business, financial condition and results of operations. Any difficulties or delays in securing the services of these professionals could also adversely affect our relationships with our Host partners.

The optical retail industry is highly competitive, and if we do not compete successfully, our business may be adversely impacted.

We operate in the highly competitive optical retail industry and we may be unable to successfully compete against existing or future competitors. Our inability to respond effectively to competitive pressure or improved performance by our competitors could result in lost market share and have a material adverse effect on our business, financial condition and results of operations. For additional information on our competitive environment and our major competitors, see Part I. Item 1. "Business-Competition."

Some of our competitors are larger or vertically integrated and engaged in the manufacture and distribution of eyewear as well as managed care. Larger competitors who have greater financial and operational resources, greater brand recognition or broader geographic presence than we do, have large marketing and advertising spends and may be able to offer more competitive prices. Vertically integrated competitors may advantageously leverage their structure, making it more difficult for others in the industry, including us, to compete. We purchase many of our products from suppliers who are affiliates of our competitors. We also compete for managed vision care contracts with certain of our competitors who are affiliates of managed care payors. The termination of one or more relationships we have with these larger vertically integrated competitors could have a material adverse effect on our business, financial condition and results of operations. In addition, if any of our competitors were to consolidate operations, such consolidation would exacerbate the aforementioned risks. While we strive to evolve in line with changing consumer shopping habits and new technologies, our business and results of operations may be adversely affected if we are not able to effectively respond to changes in the retail markets at the same rate as our competitors.

Our success depends upon our marketing, advertising and promotional efforts. If we are unable to implement them successfully or efficiently, or if our competitors are more effective than we are, we may experience a material adverse effect on our business, financial condition and results of operations.

We use marketing and promotional programs to attract customers to our stores and to encourage purchases by our customers. If we fail to successfully or efficiently develop and implement marketing, advertising and promotional strategies or to incorporate innovative approaches in such endeavors, we may be unable to achieve and maintain brand awareness, and customer traffic to our stores and/or websites may be reduced. We may not be able to advertise cost-effectively in new or smaller markets in which we have lower store density, which could slow growth at such stores. Changes in the amount and degree of promotional intensity or merchandising strategy by our competitors could cause us to have difficulties in retaining existing customers and attracting new customers. If the efficacy of our marketing or promotional activities declines or if such activities of our competitors are more effective than ours, or if for any other reason we lose the loyalty of our customers, we may experience a material adverse effect on our business, financial condition and results of operations.

Our success depends substantially on the value of our owned brands, and failure to maintain, protect, and enhance their value could have a negative impact on our business, financial condition, and results of operations.

We believe we have built a strong reputation for delivering exceptional value and convenience to our customers through our owned brands, America's Best and Eyeglass World. To be successful in the future, we believe we must preserve, grow, and leverage the value of our owned brands across all sales channels.

We expect to invest substantial resources to promote and maintain our brands, but there is no guarantee that our brand development strategies will enhance the recognition of our brands or lead to increased sales. The strength of our brands will depend largely on our ability to provide products and services at competitive prices. Brand promotion activities may not yield increased net revenue, and even if they do, the increased net revenue may not offset the expenses we incur in promoting and maintaining our brands and reputation. If our efforts to cost-effectively promote and maintain our brands are not successful, our results of operations and our ability to attract and engage customers, partners, and employees may be adversely affected.

Unfavorable publicity regarding our products, customer service, or privacy and security practices could also harm our reputation and diminish confidence in, and the use of, our products and services. In addition, negative publicity related to key brands that we have partnered with may damage our reputation, even if the publicity is not directly related to us. If we fail to maintain, protect, and enhance our brands successfully or to maintain loyalty among

customers, or if we incur substantial expenses in unsuccessful attempts to maintain, protect, and enhance our brands, we may fail to attract or increase the engagement of customers, and our business, financial condition, and results of operations may suffer.

Additionally, if we are unsuccessful in maintaining, protecting and enhancing our brands, we may be required to evaluate whether certain assets, including goodwill and other intangibles, have become impaired. In fiscal 2024, we recorded a $19.2 million goodwill impairment related to Eyeglass World. In the event we are required to record further impairment charges, it could have a material impact on our financial results.

If we fail to open and operate new stores in a timely and cost-effective manner or fail to successfully enter new markets, our financial performance could be materially and adversely affected.
Achieving our growth strategy depends, in large part, on growing our store base and expanding our operations, both in new and existing markets, and operating our new stores successfully.

The success of our contemplated expansion depends on many factors, including, among others, our ability to:

- recruit and retain qualified vision care professionals (who may be licensed or unlicensed, depending on state regulations) for any new store;
- address regulatory, competitive, merchandising, marketing, distribution and other challenges encountered in connection with expansion into new markets where we have limited historical experience;
- hire, train and retain an expanded workforce of store managers and other personnel;
- maintain adequate laboratory, distribution facility, information technology and other operational system capabilities;
- successfully integrate new stores into our existing management structure and operations, including information technology integration;
- negotiate acceptable lease terms at suitable retail locations;
- source sufficient levels of inventory at acceptable costs;
- obtain necessary permits and licenses;
- construct and open our stores on a timely basis;
- generate sufficient levels of cash or obtain financing on acceptable terms to support our expansion;
- participate in managed care arrangements for new stores;
- achieve and maintain brand awareness in new and existing markets; and
- identify and satisfy the merchandise, lifestyle and other preferences of our customers.

Accordingly, we cannot assure you that we will achieve our planned growth or that our new stores will perform as expected or achieve net sales or profitability levels comparable to those of our existing stores in the time periods estimated by us or at all. Additionally, in fiscal year 2025, we plan to temporarily moderate new store openings, after which time we expect to return to our more recent store opening cadence as strategic initiatives begin to take hold. Our failure to implement our growth strategy and to successfully open and operate new stores in the time frames and at the costs estimated by us, or failure to return to our more recent store opening cadence in the expected time period or at all, could have a material adverse effect on our business, financial condition and results of operations.

Our growth is dependent on our ability to increase sales in existing stores and to successfully reinvest in existing stores.

Existing store sales growth is critical to strong operating results and is dependent on a variety of factors, including merchandise quality, relevance and availability, doctor availability, store operations and customer satisfaction. In addition, increased competition could adversely affect our sales. We have begun several strategic initiatives to increase our sales and profitability, some of which remain in the early stages. For example, we recently concluded a comprehensive review of our store portfolio and announced plans to take action on 43 stores, including closing 39 stores by the end of fiscal 2026 and converting four Eyeglass World stores to America's Best by the end of fiscal 2024. We intend to allocate capital in fiscal 2025 to increase investments in enhancing the overall patient and customer experience in our existing stores. If such store closures fail to deliver the expected Adjusted EBITDA improvement in the timeframe expected, or at all, or if we are unable to successfully reallocate capital to enhance existing stores, it could have a material adverse effect on our business, financial condition and results of operations. For more information, see Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II. Item 8. Note 1 "Business and Significant Accounting Policies."

If we are unable to successfully implement our pricing strategies, it could have an adverse impact on our business.

Our continued success depends in part on our ability to adjust our pricing strategies to respond quickly and effectively to shifting economic and competitive conditions as well as evolving customer preferences. From time to time, and increasingly in connection with our new transformation initiatives, we have taken and may continue to take pricing actions and introduce limited-time promotions or new offers designed to increase demand traffic, awareness and drive sales. For example, effective January 26, 2025, we implemented a $10 price increase to each of our America's Best signature offer and our Eyeglass World opening offer. There can be no assurance that future cost increases will be fully absorbed by our customers without any resulting change to their demand for our products and services. Additionally, many factors, including operating costs, constraints, or changes, and our current and future competitors' pricing and marketing strategies, could significantly affect our pricing strategies, which may prevent us from competing effectively. If our pricing strategies are not successful, or are not as successful as those of our competitors, our sales and market share could decrease and could have an adverse effect on our sales and financial condition.

We are a low-cost provider and our business model relies on the low cost of inputs. Factors such as wage rate increases, inflation, cost increases, increases in the price of raw materials and energy prices could have a material adverse effect on our business, financial condition and results of operations.

Increases in compensation, wage pressure and other expenses for vision care professionals, as well as our other associates, have adversely affected, and may continue to adversely affect, our profitability. Increases in minimum wages and other wage and hour regulations and labor shortages can exacerbate this risk. In recent years, we have experienced an increasingly competitive labor market for vision care professionals and increased preferences for adjusted work schedules, resulting in the demand for optometrists exceeding supply in certain areas during fiscal year 2024 and causing constraints in exam capacity. Due to these factors, we experienced wage pressure for our vision care professionals and associates in 2024, which we expect to continue in 2025 and may continue thereafter. Targeted wage investments, including increases in compensation and other expenses for our optometrists and associates, along with other initiatives, were implemented in response to these factors that have and will continue to impact our costs applicable to revenue and selling, general and administrative expenses. The costs associated with employment or retention of vision care professionals may increase further, potentially materially. See "Failure to recruit and retain vision care professionals could adversely affect our business, financial condition and results of operations" above. Additional tariffs or other future cost increases, such as increases in the cost of merchandise, shipping rates, raw material prices, freight costs and store occupancy costs, may also reduce our profitability. These cost increases may be the result of inflationary pressures which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices and lease and utility costs, may increase our cost of products sold or selling, general and administrative expenses. Our low-price model and competitive pressures in the optical retail industry may inhibit our ability to reflect these increased costs in the price of our products, in which case such increased costs could have a material adverse effect on our business, financial condition and results of operations.

We require significant capital to fund our expanding business. If we are unable to maintain sufficient levels of cash flow from our operations, we may not be able to execute or sustain our growth strategy or we may require additional financing, which may not be available to us on satisfactory terms or at all.

To support our expanding business and execute our growth strategy, we need significant amounts of capital, including funds to pay our lease obligations, build out new store spaces, laboratories and distribution centers, implement and operate remote medicine technology and EHR platforms, purchase inventory, pay personnel and further invest in our infrastructure and facilities, including investments in transitioning and updating our ERP and other technological systems and capabilities. In 2025, we intend to continue to progress both our ERP initiatives and to expand the installation of the EHR platform to the remaining America's Best locations and our CRM initiatives. We cannot guarantee that these projects will be completed on time or within established budgets. Any delay or increased costs could have a material adverse effect on our business, financial condition and results of operations. Further, our plans to grow our store base may create cash flow pressure if new locations do not perform as projected. We have primarily depended, and expect to continue to primarily depend, on cash flow from operations to fund our business and growth plans. If we do not generate sufficient cash flow from operations, we may need to obtain additional equity or debt financing or utilize our revolving credit facility. Tightening in the credit markets, low liquidity, volatility in the capital markets or a downturn in the economy could result in diminished availability of credit, higher cost of borrowing or lack of confidence in the equity markets, any of which may make it more difficult to obtain additional financing on terms that are favorable to us. If such financing is not available to us, or is not

available on satisfactory terms, our ability to operate and expand our business could be curtailed and we may need to delay, limit or eliminate planned store openings or operations or other elements of our growth strategy.

Our growth strategy could strain our existing resources and cause the performance of our existing stores to suffer.

Our planned expansion has placed, and continues to place, increased demands on our existing operational, managerial, supply-chain and administrative resources. These increased demands could strain our resources and cause us to operate our business less effectively, which in turn could cause the performance of our new and existing stores to suffer.

We need to continually evaluate the adequacy of, and opportunity to upgrade, our laboratory, distribution and information technology capabilities, including those related to remote medicine. Our laboratories and distribution center have a finite capacity and, to the extent we grow beyond this capacity, we will need to expand our current laboratories and/or distribution center or add new laboratories and/or distribution capabilities, the cost of which could be material. Should we open additional laboratories or distribution centers, any related construction or expansion projects entail risks which could cause delays and cost overruns, such as unavailability of suitable space, shortages of materials, shortages of skilled labor or work stoppages, unforeseen construction, scheduling, engineering, environmental or geological problems, weather interference, fires or other casualty losses, and unanticipated cost increases. We cannot guarantee that any project will be completed on time or within established budgets. Any delay or increased costs associated with any project could adversely affect the financial and overall performance of our existing and planned new stores.

Implementing new operating capabilities or changing existing operating capabilities could present challenges we do not anticipate and could negatively affect our business, financial condition and results of operations. We cannot anticipate all of the demands that our expanding operations will impose on our business, personnel and systems and our failure to address such demands or to profitably manage our growth could have a material adverse effect on our business, financial condition and results of operations.

In addition, opening new stores in our established markets may result in inadvertent oversaturation, temporarily or permanently divert customers and sales from our existing stores to new stores and reduce comparable store sales, thus adversely affecting our overall financial performance. Furthermore, we have opened and expect to continue to open America's Best and Eyeglass World stores in close proximity to one another. However, we may not be able to effectively manage stores of both brands in the same market, and this close proximity may cause the performance of such America's Best and/or Eyeglass World stores to suffer. In addition, oversaturation, or the risk of oversaturation, may reduce or adversely affect the number or location of stores we plan to open, and could thereby materially and adversely affect our growth plans overall or in particular markets. From time to time, we update the whitespace analysis prepared for us through an established partnership with a third-party real estate data analytics firm. There are many variables that impact this analysis and there can be no guarantee that updates will lead to the same or greater whitespace opportunity, which could impact our ability to execute our growth strategy.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We lease our America's Best and Eyeglass World store locations, our corporate office, the FirstSight corporate office, our laboratories in Georgia, Texas and Utah, and our distribution center. Additionally, we are still obligated under the lease for a distribution center in Ohio that was previously used in our AC Lens business; this lease expires in March 2028. We also lease our Vista Optical locations inside Fred Meyer stores. As a result, we are susceptible to changes in the property rental market and increases in our occupancy costs.

The success of our business depends, in part, on our ability to identify suitable premises for our stores and to negotiate acceptable lease terms. We may not be able to renew or extend our existing store leases on acceptable terms, or at all, and may have to abandon desirable locations or renew leases on unfavorable terms. In addition, tenants at shopping centers in which we are located or have executed leases, or to which our locations are near, may fail to open or may cease operations. Decreases in total tenant occupancy in shopping centers in which we are located, or to which our locations are near, may affect traffic at our stores. In addition, the potential default or bankruptcy of landlords in existing or pending leasehold locations may affect our ability to maintain or renew our existing leases. Any of these factors could have a material adverse impact on our operations.

Most of our store leases provide for a minimum rent and typically include escalating rent increases over time. In certain circumstances we pay a percentage rent based upon sales after certain minimum thresholds are achieved. Our failure to achieve these thresholds could cause our occupancy costs for these locations to increase materially on a percentage of sales basis. The leases generally require us to pay insurance, utilities, real estate taxes and common

area maintenance expenses, which are highly variable over time. Our substantial lease obligations could have significant negative consequences, including:

- requiring that a substantial portion of our available cash be applied to pay our rental obligations, reducing cash available for other purposes and reducing our operating profitability;
- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our flexibility in planning for, or reacting to changes in, our business or in the industry in which we compete; and
- limiting our ability to obtain additional financing.

If we are not able to make the required payments under our leases, landlords with a contractual or statutory security interest in the assets of the relevant stores may, among other things, repossess those assets, which could adversely affect our ability to conduct our operations.

Further, the substantial majority of our leased sites are both currently and in the future expected to be subject to long-term noncancelable leases. If an existing or future store is not profitable and we decide to close it, we may nonetheless be obligated to perform our obligations under the applicable lease including, among other things, paying the base rent and other charges for the balance of the lease term. Even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease and/or be required to pay substantial termination fees.

As we expand our store base, particularly in certain markets that are more expensive, such as California and the Northeast, our lease expense and our cash outlays for rent under lease agreements may increase. Our inability to enter into new leases or renew existing leases on terms acceptable to us, or be released from our obligations under leases for stores that we close, could materially and adversely affect our business, financial condition and results of operations.

Our e-commerce and omni-channel business faces distinct risks, and our failure to successfully manage those risks could have a negative impact on our profitability.

As an e-commerce and omni-channel retailer, we encounter risks and difficulties frequently experienced by Internet-based businesses. The successful operation of our business and our ability to provide a positive shopping experience that will generate orders and drive subsequent visits depends on efficient and uninterrupted operation of our order-taking and fulfillment operations. Risks associated with our e-commerce and omni-channel business include:

- uncertainties associated with our websites, mobile applications and in-store systems, including changes in required technology interfaces, website downtime and other technical failures, costs and technical issues as we upgrade our website software, inadequate system capacity, computer viruses, human error, security breaches, legal claims related to our website operations, and e-commerce fulfillment;
- disruptions in telephone service or power outages;
- reliance on third parties for computer hardware and software, web-hosting, and delivery of merchandise to our customers;
- rapid technology changes;
- time and costs associated with training and implementing new technologies and systems;
- credit or debit card fraud and other payment processing related issues;
- changes in applicable federal, state and international regulations;
- liability for online content;
- cybersecurity and consumer and HIPAA privacy concerns and regulations; and
- natural disasters or adverse weather conditions.

Our online sales also expose us to broader applicability of regulations, as well as additional regulations, such as the prescription verification and other requirements under the FCLCA, rules relating to registration of internet sellers, certain requirements under the Treasury Department's OFAC, FCPA, anti-money laundering and trade sanction laws, and similar anti-corruption, anti-bribery and international trade laws. Problems in any of these areas could result in a reduction in sales, increased costs, sanctions or penalties, or damage to our reputation and brands.

In addition, we must keep up to date with competitive technology trends, including the use of new or improved technology, creative user interfaces and other e-commerce marketing tools such as paid search and mobile applications, among others, which may increase our costs and which may not increase sales or attract customers. Our competitors, some of whom have greater resources than we do, may also be able to benefit from changes in e-commerce technologies, which could harm our competitive position. If we are unable to allow real-time and accurate visibility to product availability when customers are ready to purchase, quickly and efficiently fulfill our customers' orders using the fulfillment and payment methods they demand, provide a convenient and consistent experience for

our customers regardless of the ultimate sales channel or effectively manage our online sales, our ability to compete and our results of operations could be adversely affected.

Furthermore, if our e-commerce and omni-channel business successfully grows, it may do so in part by attracting existing customers, rather than new customers, who choose to purchase products from us online rather than from our brick and mortar stores, thereby detracting from the financial performance of our stores.

If we fail to retain our existing senior management team or attract qualified new personnel, such failure could have a material adverse effect on our business, financial condition and results of operations.

Our business requires disciplined execution at all levels of our organization. This execution requires an experienced and talented management team. If we were to lose the benefit of the experience, efforts and abilities of key executive personnel, it could have a material adverse effect on our business, financial condition and results of operations. Competition for skilled and experienced management is intense, and we may not be successful in attracting and retaining new qualified personnel required to grow and operate our business profitably.

Our operating results and inventory levels fluctuate on a seasonal basis.

Our business is subject to seasonal fluctuation. We typically realize a higher portion of net sales during the first half of the fiscal year, due to, among other things, the timing of tax refunds and the impact of healthcare plan resets after the close of the prior year. Adverse events, such as higher unemployment, lapses in or the lack of insurance coverage, delays in the issuance of tax refunds, deteriorating economic conditions, public transportation disruptions, or unanticipated adverse weather or travel conditions, can deter consumers from shopping. Any significant decrease in net sales during the first half of the fiscal year could have a material adverse effect on us and could negatively impact our annual results. In addition, in order to prepare for our peak shopping quarters, we must increase the staffing at our stores and order and keep in stock more merchandise than we carry during other parts of the year. This staffing increase and inventory build-up may require us to expend cash faster than it is generated by our operations during this period. Any unanticipated decrease in demand for our products during such period could require us to sell excess inventory at a substantial markdown, which could have a material adverse effect on our business, financial condition and results of operations.

Catastrophic events, including changing climate and weather patterns leading to severe weather and natural disasters, may cause significant business interruptions and expenditures.

The risk or actual occurrence of various catastrophic events, including natural disasters or extreme weather events, diseases or pandemics, acts of terrorism, civil unrest, power or water shortages, telecommunications failures, wars, or other conflicts, could have a material adverse effect on our financial performance.

Severe weather conditions and other natural phenomena resulting from changing weather patterns and rising sea levels or other causes, including hurricanes, floods, fires, landslides, extreme temperatures, major or extended winter storms, significant precipitation, and earthquakes, may result in damage to our stores or other facilities and unavailability of our workforce. Additionally, shifts in weather patterns caused by climate change are expected to increase the frequency, severity or duration of certain adverse weather conditions, which could cause more significant business interruptions that result in increased costs, increased liabilities, and decreased revenues. Such losses could materially and adversely affect our business, financial condition and results of operations. Climate change may also have indirect effects on our business, including for example, leading to increased costs (or unavailability) of property or other insurance policies. Additionally, new or additional legal, legislative and regulatory requirements to reduce or mitigate the effects of climate change on the environment could result in increased capital expenditures to improve the energy efficiency of our existing stores and other facilities and could also require us to spend more on new stores or facilities without a corresponding increase in revenue. In addition, changes to the environment, both long- and short-term, may affect consumer sentiment in a way that negatively impacts our revenue and profitability.

From time to time, we have also temporarily closed certain stores due to widespread health concerns like the COVID-19 pandemic; hurricanes, extreme temperatures, and other severe weather; natural disasters such as wildfires, or civil unrest. Such store closures due to factors that are outside of our control could materially adversely affect our sales and profitability.

Certain technological advances, greater availability of, or increased consumer preferences for, vision correction alternatives to prescription eyeglasses or contact lenses, or future drug development for the correction of vision-related problems may reduce the demand for our products and adversely impact our business and profitability.

Technological advances in vision care, including the development of artificial intelligence, remote medicine and other new or improved products, as well as future drug development for the correction of vision-related problems, could significantly change how eye exams may be conducted and make our existing products less attractive or even

obsolete. Although we have enabled remote medicine technologies in a number of locations to enable the provision of eye examinations by remote doctors to patients in our stores, several companies have developed technologies for, and some companies are incorporating the remote delivery of, eye examinations and eye refractions more broadly. If consumers accept the use of these technologies, they could become less likely to obtain an in-person eye examination and therefore less likely to shop at our retail locations. Additionally, the greater availability and acceptance, or reductions in the cost, of vision correction alternatives to prescription eyeglasses and contact lenses, such as corneal refractive surgery procedures, photo-refractive keratotomy, or PRK and LASIK, may reduce the demand for our products, lower our sales and thereby adversely impact our business and profitability.

Our profitability and cash flows may be negatively affected if we are not successful in managing our inventory balances and inventory shrinkage.

Efficient inventory management is a key component of our business success and profitability. To be successful, we must maintain sufficient inventory levels to meet our customers' demands without allowing those levels to increase to such an extent that the costs to distribution centers, laboratories and stores to hold the goods unduly impacts our financial results. If our buying and distribution decisions do not accurately predict customer trends or spending levels in general or at particular stores, or if we inappropriately price products, we may have to take unanticipated markdowns and discounts to dispose of obsolete or excess inventory or record potential write-downs relating to the value of obsolete or excess inventory. Conversely, if we underestimate future demand for a particular product or do not respond quickly enough to replenish our best-performing products, we may have a shortfall in inventory of such products, likely leading to unfulfilled orders, reduced revenue and customer dissatisfaction.

Our business is partly dependent on our ability to strategically source a sufficient volume and variety of brand name merchandise at opportunistic pricing. Some of our products are sourced from suppliers or at significantly reduced prices. We are not always able to purchase specific merchandise on a recurring basis and we may not have control over the supply, design, cost or availability of some products we offer for sale in our stores. We also compete with other retailers for discounted merchandise to sell in our stores. To the extent that certain of our suppliers are better able to manage their inventory levels and reduce the amount of their excess inventory, the amount of discount merchandise available to us could also be materially reduced, potentially compromising our profit margin for procured merchandise.

Maintaining adequate inventory requires significant attention and monitoring of market trends, local markets, developments with suppliers and our distribution network, and it is not certain that we will be effective in our inventory management. We are subject to the risk of inventory loss or theft and we may experience higher rates of inventory shrinkage or incur increased security costs to combat inventory theft. In addition, any casualty or disruption to our laboratories, distribution centers or stores may damage or destroy our inventory located there. As we expand our operations, it may be more difficult to effectively manage our inventory. If we are not successful in managing our inventory balances, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on our distribution centers and optical laboratories. The loss of, or disruption in the operations of, one or more of these facilities may adversely affect our ability to process and fulfill customer orders and deliver our products in a timely manner, or at all, and may result in quality issues, which would adversely affect our reputation, our business and our profitability.

Substantially all of our inventory is shipped directly from suppliers to our distribution center in Lawrenceville, Georgia. Inventory is then processed, sorted and shipped using third-party carriers to our stores, to our laboratories for further processing or to our online customers. We operate laboratory facilities in Lawrenceville, Georgia; St. Cloud, Minnesota; Plano, Texas; and Salt Lake City, Utah. We also have outsourcing relationships with third-party laboratories in Mexico. These laboratories process most of the lenses ordered by customers in our stores, as well as on our websites. Once processed at the laboratories, the finished products are returned to our distribution centers for shipment to stores and customers. Additionally, in 2024, we transitioned the contact lens fulfillment and distribution services previously conducted by AC Lens to a third-party vendor.

We depend in large part on the orderly operation of this receiving and distribution process, which depends, in turn, on adherence to shipping schedules and effective management of our distribution centers. Increases in transportation costs (including increases in fuel costs), increased shipping costs, issues with overseas shipments, supplier-side delays, reductions in the transportation capacity of carriers, labor strikes or shortages in the transportation industry, disruptions to the national and international transportation infrastructure, and unexpected delivery interruptions or delays also have the potential to derail our distribution process. We face additional risks related to our international outsourcing laboratory relationships, including port of entry risks such as longshoremen strikes, import restrictions, foreign government regulations, trade restrictions, customs and duties.

If we change the transportation companies we use, we may face logistical difficulties that could adversely affect deliveries and we could incur costs and expend resources in connection with such change. We also may not be able to obtain terms as favorable as those received from the third-party transportation providers we currently use, which could increase our costs. We also may not anticipate changing demands on our distribution system, including the effect of any expansion we may need to implement in our distribution centers.

Events beyond our control, including, but not limited to, disruptions in operations due to natural or man-made disasters, inclement weather conditions, accidents, system failures, or public health emergencies could also result in delays in our receipt of inventory or the delivery of merchandise between our stores, our optical laboratories and our distribution centers, significantly higher costs and longer lead times, or an adverse effect on our ability to fulfill customer orders in a timely manner. Any disruption to our laboratories' operations may reduce or impair the quality of assembled eyeglasses.

The inability to fulfill, or any delays in processing, customer orders through our laboratory network or any quality issues could result in the loss of customers, issuances of refunds or credits and may also adversely affect our reputation. The insurance we maintain for business interruption may not cover all risk or be sufficient to cover all of our potential losses or may not continue to be available to us on acceptable terms, if at all, and any insurance proceeds may not be paid to us in a timely manner.

If the performance of our Host brands declines or we are unable to maintain or extend our operating relationships with our Host partners, our business, profitability and cash flows may be adversely affected and we may be required to incur impairment charges.

We derive revenues and operating cash flows from our relationships with our Host partners through our operation of, as of December 28, 2024, 29 Vista Optical locations within select Fred Meyer stores and 53 Vista Optical locations on select military bases. Termination or expiration of our Host agreements would result in a reduction of our revenues and operating cash flows, which could be material and which could adversely affect our business, financial condition and results of operations including an impairment of the intangible assets.

Additionally, the loss of our Vista Optical locations could impair our ability to attract and retain management and retail associates, compete for managed vision care contracts, obtain favorable terms, such as discounts and rebates, from optical vendors and generate cash to fund our business and service our debt obligations. We may seek to replace any lost Host locations with new America's Best or Eyeglass World stores but we may not be able to support the carrying value of the intangible assets at these brands or replace the lost revenues and cash flows.

At December 28, 2024, the carrying value of intangible assets at our Host brands was $8.2 million. We review the carrying value of our goodwill and intangibles for impairment annually, or more frequently when impairment indicators exist. The impairment test requires us to analyze a number of factors, including evaluating the useful life of intangible assets, and make estimates that require judgment. Future changes in the business profitability, expected cash flows, our business strategy and external market conditions, among other factors, could require us to record impairment charges for goodwill or intangible assets, which could lead to decreased assets and reduced net income. If a significant write down were required, the charge could have a material adverse effect on our operating results and stockholders' equity, and could impact the trading price of our common stock. During fiscal year 2024, we recorded a $10.5 million impairment of our Fred Meyer contracts and relationships intangible asset due to the decision to close certain Fred Meyer stores as part of our store fleet review.

The termination of our partnership with Walmart has had, and may continue to have, an impact on our business, revenues, profitability and cash flows, which impact could be material.

Following receipt of notice of non-renewal by Walmart on July 20, 2023, our partnership with Walmart, which included supplying and operating Vision Centers in select Walmart stores and arranging for the provision of optometric services at certain Walmart locations in California, ended effective as of February 23, 2024. Additionally, the agreements governing our provision of contact lens distribution and related services to Walmart and Sam's Club terminated during the second quarter of 2024 and the Company has wound down substantially all of its AC Lens operations, including the closure of its Ohio distribution center, which largely supported the wholesale distribution and e-commerce contact lens services that we provided to Walmart and Sam's Club. A dedicated e-commerce website that was previously managed by AC Lens was transitioned to NVI. The termination of the Walmart partnership and the wind down of AC Lens operations resulted in a reduction of our revenues, profitability and cash flows, which has affected, and may continue to affect, our business, financial condition and results of operations.

The termination of the Walmart partnership and related wind down of AC Lens operations could continue to have a negative impact on other parts of our business, including, without limitation, impairing our ability to attract and

retain management, associates and optometrists, to compete for managed vision care contracts, to obtain favorable terms from vendors, or to generate cash to fund our business. In addition, the termination of the Walmart partnership has adversely affected, and may continue to adversely affect, the market price of our common stock, regardless of our actual operating performance.

We may incur losses arising from our investments in technological innovators in the optical retail industry, including artificial intelligence, which would negatively affect our financial results.

We are regularly presented with opportunities to invest in technological innovators in the optical retail industry. We have invested in an entity specializing in applying artificial intelligence-powered screening and diagnostic tools to retinal imaging and historically have invested in certain venture-backed emerging companies and technological innovators across the optical retail industry. Such investments could include equity or debt instruments in companies that may be non-marketable. The success of these companies may depend on product development, market acceptance, operational efficiency and other key business factors. If any of these companies fail, we could lose all or part of our investment in that company. If we determine that impairment indicators exist and that there are other-than-temporary declines in the fair value of the investment, we may be required to write down the investments to their fair value and recognize the related write-down as an investment loss.

Sustainability issues, including those related to climate change, could have a material adverse effect on our business, financial condition and results of operations.

Investors, customers, employees and other stakeholders have increasingly focused on the sustainability practices of companies in recent years. As we published our fourth Corporate Responsibility Report in 2024 and continue to develop our corporate responsibility strategy, our sustainability practices will be evaluated against stakeholders' evolving expectations and standards for responsible corporate citizenship. If our practices in the areas of social impact, employee empowerment, environmental stewardship and corporate governance fail to meet such expectations and standards, our reputation or employee and customer retention may be negatively impacted. Additionally, increased regulatory requirements regarding climate and sustainability disclosures, as well as environmental stewardship, could also lead to increased operational costs. Conversely, anti-ESG sentiment has gained momentum across the United States, at both the federal and state levels. Sustainability regulations have resulted in, and may continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations and if we fail to meet evolving and divergent stakeholder expectations on sustainability issues, investors may reconsider their investment in the company and customers may choose to find alternative providers, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Dependence on Third Parties

Our future operational success depends on our ability to develop, maintain and extend relationships with managed vision care companies, vision insurance providers and other third-party payors.

An increasing percentage of our customers receive vision insurance coverage through managed care payors. These payors represent an increasingly significant portion of our overall revenues and our revenue growth and represented approximately 40% and 37% of our revenues from continuing operations in fiscal years 2024 and 2023, respectively. While we have relationships with almost all vision care insurers in the U.S. and with all of the major carriers, a relatively small number of payors currently comprise the majority of our managed care revenues, subjecting us to concentration risk. Our future operational success could depend on our ability to negotiate contracts with managed vision care companies, vision insurance providers and other third-party payors, several of whom have significant market share. As our managed care business continues to expand, we have incurred, and expect to incur, additional costs related to this area of our business. In addition, as our managed care business continues to grow closer to overall industry penetration levels, we expect our associated revenue growth rate to slow over time.

We may be unable to establish or maintain satisfactory relationships with managed care and other third-party payors. In addition, many managed care payors have existing provider structures in place that they may be unable or unwilling to change. Some vertically-integrated payors also have their own networks, and these payors may take actions to maintain or protect these networks in ways that negatively affect us, including by increasing costs or not allowing our new or existing stores to participate in their networks. Increasing consolidation in the optical retail industry may give such payors greater market power which may adversely affect our ability to negotiate reimbursement rates under managed care arrangements. Our inability to enter into arrangements with managed care payors in the future or to maintain existing relationships with managed care payors on commercially reasonable terms could have a material adverse effect on our business, financial condition and results of operations. In addition, delays in receiving or the failure to receive reimbursements under our managed care arrangements, significant

changes to the economics of a managed care contract or relationship, or the loss of a significant managed care contract or relationship could have a significant negative impact on our business, financial condition and results of operations.

We face risks associated with vendors from whom our products are sourced and are dependent on a limited number of suppliers.

We purchase all of our merchandise from domestic and international vendors and, in 2024, we transitioned the contact lens fulfillment and distribution services previously conducted by AC Lens to a third-party vendor. For our business to be successful, our suppliers must be willing and able to provide us with products in substantial quantities, in compliance with regulatory requirements, at acceptable costs and on a timely basis. Our ability to obtain a sufficient selection or volume of merchandise on a timely basis at competitive prices could suffer as a result of any deterioration or change in our vendor relationships or events that adversely affect our vendors.

Other than our contracts for the supply of eyeglass lenses and our private label contact lenses, we typically do not enter into long-term contracts with our vendors and, as such, we operate without significant contractual assurances of continued supply, pricing or access to new products. Any of our vendors could discontinue supplying us with desired products in sufficient quantities or offer us less favorable terms on future transactions for a variety of reasons. The benefits we currently experience from our vendor relationships could be adversely affected if our vendors:

- discontinue selling merchandise to us;
- enter into arrangements with competitors that could impair our ability to sell their products, including by giving our competitors exclusivity arrangements or limiting our access to certain products;
- sell similar or identical products to our competitors with similar or better pricing, some of whom may already purchase merchandise in significantly greater volume and at lower prices than we do;
- raise the prices they charge us;
- refuse to allow us to return merchandise purchased from them;
- change pricing terms to require us to pay on delivery or upfront, including as a result of changes in the credit relationships some of our vendors have with their various lending institutions;
- lengthen their lead times; or
- initiate or expand sales of their products to retail customers directly through their own stores, catalogs or on the Internet and compete with us directly.

Events that adversely impact our vendors could impair our ability to obtain adequate and timely supplies. Such events include, among others, difficulties or problems associated with our vendors' business, the financial instability and labor problems of vendors, merchandise quality and safety issues, natural or man-made disasters, inclement weather conditions, war, acts of terrorism and other political instability, economic conditions, shipment issues, the availability of raw materials, and increased production costs. Our vendors may be forced to reduce their production, shut down their operations or file for bankruptcy. The occurrence of one or more of these events could impact our ability to get products to our customers, result in disruptions to our operations, increase our costs and decrease our profitability.

We also source merchandise directly from suppliers outside of the U.S. Additionally, a significant amount of our domestically-purchased merchandise is manufactured abroad. Global sourcing and foreign trade involve numerous factors and uncertainties beyond our control including increased shipping costs, the imposition of additional import or trade restrictions, including legal or economic restrictions on overseas suppliers' ability to produce and deliver products, increased custom duties and tariffs, unforeseen delays in customs clearance of goods, more restrictive quotas, loss of a most favored nation trading status, currency exchange rates, transportation delays, port of entry issues and foreign government regulations, political instability, public health emergencies, and economic uncertainties in the countries from which we or our vendors source our products. Moreover, negative press or reports about internationally manufactured products may sway public opinion, and thus customer confidence, away from the products sold in our stores. These and other issues affecting our international vendors or internationally manufactured merchandise could have a material adverse effect on our business, financial condition and results of operations.

If the U.S. were to withdraw from or materially modify any other international trade agreement to which it is a party or if the U.S. imposes significant additional tariffs or other restrictions on imports from Mexico, where our outsourced optical laboratories are located, or China, where the majority of our frames are sourced and manufactured, it could have an adverse impact on our business. Any such tariffs, restrictions or other changes could lead to additional costs, delays in shipments, embargoes or other uncertainties that could negatively impact our relationships with our international vendors and labs and materially adversely affect our business, including by requiring us to increase our prices and identify alternative sources for merchandise and labs. For example, we source

merchandise from suppliers located in China and a significant amount of domestically-purchased merchandise is manufactured in China. Historically, tariffs have not materially affected our financial results, and we believe that less than 10% of costs applicable to revenue are subject to tariffs on Chinese imports; however, tariff rates are subject to change and have varied over the past few years. Effective September 1, 2019, the U.S. government implemented a 15% tariff on specified products imported into the U.S. from China and, effective February 14, 2020, the 15% tariff was reduced to 7.5%. In June 2020, the U.S. government granted a temporary exclusion for plastic and metal frames with a retroactive effective date of September 1, 2019, and such exclusion expired in September 2020. Most recently, in February 2025, the U.S. government imposed an additional 10% tariff on imports from China, on top of existing tariff burdens. The commencement of a new U.S. president for a term that commenced in 2025, coupled with a consolidation of party control of both chambers of Congress, has ushered in significant uncertainty regarding trade policies and a potential trade war between the U.S. and other countries. While we have implemented mitigation plans and continue to focus on additional mitigation strategies to offset the impact of tariffs, including the termination of our outsourced laboratory relationship with China in early 2024 in connection with the termination of our partnership with Walmart and as part of an ongoing effort to reduce exposure to China, costs with respect to products subject to these tariffs have increased. If we are unable to mitigate the full impact of the enacted tariffs or if there is a further escalation of tariffs, costs on a significant portion of our products may increase further and our financial results may be negatively affected.

Material changes in the pricing practices of our suppliers could negatively impact our profitability. For example, we have in the past been subject to the unilateral pricing policies implemented by certain contact lens manufacturers, which mandated the minimum prices at which certain contact lenses could be sold to consumers. Such manufacturers could refuse to supply us with their products if they deem us in breach of such policies. Our vendors may also increase their pricing if their raw materials become more expensive or to offset the impact of tariffs. The raw materials used to manufacture our products are subject to availability constraints and price volatility. Our vendors may pass the increase in sourcing costs to us through price increases, thereby impacting our margins. We have faced such price increases previously and could face material changes in the future, impacting our ability to continue to provide our products to customers at competitive prices.

In addition, some of our vendors may not have the capacity to supply us with sufficient merchandise to keep pace with our growth plans, especially if we need significantly greater amounts of inventory. In such cases, our ability to pursue our growth strategy will depend in part upon our ability to develop new vendor relationships.

Some of our suppliers are owned by vertically-integrated companies with retail divisions that compete with us and, as such, we are exposed to the risk that these suppliers may not be willing, or may become unwilling, to sell their products to us on acceptable terms, or at all.

We rely on a limited number of vendors to supply the majority of our eyeglass lenses and contact lenses and are thus exposed to concentration of supplier risk. In particular, we have agreed to exclusively purchase almost all of our eyeglass lenses from one supplier. During fiscal year 2024, approximately 82% of lens expenditures were from this vendor and approximately 94% of contact lens expenditures were with three vendors. We are less exposed to a supplier risk for our eyeglass frames as only approximately 54% of frame expenditures were with two vendors. If we were to lose any significant supplier, we may be unable to establish additional or replacement sources for our products that meet our quality controls and standards in a timely manner, on commercially reasonable terms or at all. As a few major suppliers dominate the optical retail industry, the risks associated with finding alternative sources may be exacerbated.

We rely heavily on our information technology systems, as well as those of our vendors, for our business to effectively operate and to safeguard confidential information; any significant failure, inadequacy, interruption or security breach could adversely affect our business, financial condition and operations.

We rely heavily on our information technology systems for many functions across our operations, including ERP, managing our supply chain and inventory, processing customer transactions in our stores, allocating lens processing jobs to the appropriate laboratories, providing and maintaining our remote medicine and EHR platforms, our financial accounting and reporting systems, maintenance of certain of our cybersecurity programs, CRM and customer engagement efforts, operating our websites, growing our omni-channel and e-commerce business, and human resources administration. Our ability to effectively manage our business and coordinate the sourcing, distribution and sale of our products depends significantly on the reliability and capacity of these systems. We also collect, process and store sensitive and confidential information, including our proprietary business information and that of our customers, associates, suppliers and business partners. The secure processing, maintenance and transmission of this information is critical to our operations.

Our systems may be subject to damage or interruption from power outages or damages, telecommunications problems, data corruption, software errors, network failures, acts of war or terrorist attacks, fire, flood, ransomware attacks, and natural disasters. Our existing safety systems, data backup, access protection, user management and information technology emergency planning may not be sufficient to prevent data loss or long-term network outages. In addition, we may need to upgrade our existing information technology systems or choose to incorporate new technology systems from time to time in order for such systems to support the increasing needs of our expanding business. Costs and potential problems or interruptions associated with the implementation of new or upgraded systems and technology or with maintenance or adequate support of existing systems could disrupt or reduce the efficiency of our operations. In particular, we are in the process of implementing a new ERP system. This system will replace many of our existing operating and financial systems. The implementation is a major undertaking, both financially and from a management and personnel perspective. Any material disruptions, delays or deficiencies in the design and implementation of our new ERP system could adversely affect our ability to process orders, ship products, provide services and customer support, send invoices and track payments, fulfill contractual obligations or otherwise operate our business.

Our systems and those of our third-party service providers and business partners may be vulnerable to security breaches, attacks by hackers, acts of vandalism, computer viruses, misplaced or lost data, human errors, or other similar events and are from time to time subject to such incidents. Security breaches, computer malware and computer hacking have become more prevalent across industries and are increasing in their frequency, level of persistence, sophistication and intensity, and are being conducted by sophisticated, organized groups and individuals. We may face increased cybersecurity risks due to our reliance on Internet technology and the increased number of employees working remotely following the pandemic. If unauthorized parties gain access to our networks or databases or those of our third-party service providers or business partners they may be able to steal, publish, delete, use inappropriately or modify our private and sensitive third-party information including protected health information, payment card information and personal identification information. In addition, associates may intentionally or inadvertently cause data or security breaches that result in unauthorized release of sensitive or confidential information. Because the techniques used to circumvent security systems can be highly sophisticated, change frequently, are often not recognized until launched against a target and may originate from less regulated and remote areas around the world, we may be unable to proactively address all possible vulnerabilities or implement adequate preventive measures for all situations. Like most corporations, our systems are a target of attacks. Although the incidents that we have experienced to date have not had a material effect on our business, there can be no assurance that such incidents will not have a material adverse effect on us in the future. Any such breach, attack, virus or other event could result in costly investigations and litigation exceeding applicable insurance coverage or contractual rights available to us, civil or criminal penalties, operational changes or other response measures, loss of consumer confidence in our security measures, or negative publicity that could adversely affect our financial condition, results of operations and reputation.

Any material disruption or slowdown of our systems or those of our third-party service providers and business partners, could have a material adverse effect on our business, financial condition and results of operations.

We rely on third-party coverage and reimbursement, including government programs, for an increasing portion of our revenues, the future reduction of which could adversely affect our results of operations.

We rely on third-party coverage and reimbursement, including government and private insurance plans, such as managed vision care plans, for an increasing portion of our net revenue. We are generally reimbursed for the vision care services and products that we provide through payment systems managed by private insurance companies, managed care organizations and governmental agencies. Coverage and payment levels are determined at each third-party payor's discretion, and we have limited control over third-party payor's decision-making with respect to coverage and payment levels. Coverage restrictions and reductions in reimbursement levels or payment methodologies may negatively impact our sales and profits. Many third-party payors may continue to explore cost-containment strategies that may potentially impact coverage and/or payment levels for our services and products and impose utilization restrictions and risk-based compensation arrangements. We cannot provide any assurances that we will be able to maintain or increase our participation in managed care arrangements or that we will be adequately reimbursed by managed care payors, vision insurance providers and other third-party payors for the services we provide and the products we sell. From time to time, vision care insurance payors may make changes to their EDI claim systems. Such changes may require us to update our processes and could impact our ability to submit claims or to timely receive reimbursements from our managed care partners. If claims for payment are disputed by managed care payors or if we fail to timely or accurately submit claims, we may not receive payment for such claims in a timely manner or at all, which could negatively impact our relationship with managed care organizations and could require us to take write-offs or otherwise have a significant negative impact on our business, financial condition and results of operations. Furthermore, any changes to or repeal of the Patient Protection and Affordable Care Act, as

amended by the Health Care and Education Reconciliation Act, or any other significant changes to the healthcare regulatory landscape, that may be supported by the current presidential and congressional administrations that recently assumed office, may reduce or eliminate coverage or reimbursement rates of insurance-funded eye exams or eyewear.

Risks Related to Our Legal and Regulatory Environment

We are subject to extensive state, local and federal vision care and healthcare laws and regulations and failure to adhere to such laws and regulations would adversely affect our business.

We are subject to extensive state, local and federal vision care and healthcare laws and regulations. See Part I. Item 1. "Business-Government Regulation." The laws applicable to us are also subject to evolving interpretations. As such, we must monitor our compliance with laws in every jurisdiction in which we operate on an ongoing basis and we cannot guarantee that subsequent interpretation of, or changes to, the applicable laws will not negatively affect our business operations.

For example, the arrangements we have implemented with optometrists and professional corporations or similar entities owned by eye care practitioners could subject us to scrutiny by federal and state regulatory bodies regarding federal and state anti-kickback, fraud and abuse, or other laws. In addition, our failure, or the failure of vision care professionals who are our associates or with whom we have contractual arrangements, to obtain and maintain appropriate licenses could result in the unavailability of vision care professionals in or near our stores, loss of sales and/or the closure of our stores without licensed professionals, as well as fines and penalties for dispensing prescription eyewear without such licensed professionals.

Additionally, our ability to recruit, hire and/or contract with vision care professionals is closely regulated. For example, there is a risk that state authorities in some jurisdictions may find that our contractual relationships with optometrists or professional corporations or similar entities that employ optometrists violate laws prohibiting the corporate practice of medicine/optometry, in which case we may be required to restructure these arrangements, which may make it more difficult for us to attract and retain their services.

State legislators and regulators may also be reluctant to accept telehealth and remote medicine as an additional way to provide access to quality patient care. There is a disparity across jurisdictions with respect to how telehealth is regulated and how we are able to implement our remote medicine solution. Our ability to launch our remote medicine solution in certain jurisdictions or in the most cost-efficient manner is highly dependent on the evolution of these state-by-state requirements and restrictions. Some states have taken positions on telehealth that significantly limit our ability to deploy our current remote medicine solution, or that prohibit the use of telehealth by optometrists to conduct eye examinations. The ever-changing regulatory landscape may cause disruption as we launch our remote medicine solution in various states, causing us to significantly reconfigure the solution or potentially decide to not deploy the solution in that particular state. This may have an abrupt and material effect on our business operations or financial status. If a legal challenge to our chosen remote medicine solution were successful, and we are unable to modify the model to comply with the requirements and still meet the needs of patients and optometrists, this may have a material effect on our business operations or financial status in that jurisdiction. We cannot provide any assurances that we will not be subject to reprimands, sanctions, probation, fines, suspension or revocation of operating or business permits, or that our ability to offer remote medicine services in that jurisdiction will not be challenged. We also may be the subject of administrative complaints or actions in the future. Our ability to recruit optometrists who are willing and able to provide telehealth services where permitted may be affected by their respective licensing authorities or state optometry boards or association's view on telehealth practice. We must continuously monitor legislative and rulemaking activities for changes in telehealth requirements and work with various stakeholders to educate lawmakers on how remote optometry services may be provided safely and effectively. We cannot guarantee that our interpretation of existing or future requirements is aligned with how regulators may interpret such requirements, and we cannot assure that, if challenged, our current remote medicine solution will be found to be in compliance with the law.

We must comply with the FCLCA and its implementing regulations with respect to verifying contact lens prescriptions in connection with our online sales of contact lenses. Our extended warranty plans may subject us to state laws, which vary by state, that regulate the sale of product service contracts or insurance-like arrangements. It is possible that regulators in certain states could determine that our warranty plans should be subject to these laws and mandate that we comply with various registration, disclosure and financial requirements. In such event, we could be required to incur enhanced compliance costs, or be at risk of cease and desist orders and monetary penalties.

Our participation in federal healthcare programs, such as Medicare and Medicaid, requires us to comply with laws regarding the way in which we conduct business and submit claims. These laws include the federal Anti-Kickback Statute, which attaches criminal liability to unlawful inducements for the referral of business reimbursable under federally-funded healthcare programs; the federal physician self-referral laws, which attach repayment and monetary damages where a healthcare service provider seeks reimbursement for providing certain services to a patient who was referred by a physician that has certain types of direct or indirect financial relationships with such service provider; and the FCA, which attaches per-claim liability and potentially treble damages to the filing of false claims for payment under federally funded programs. Many states have also adopted similar laws that apply to any third-party payor including commercial plans. Our operating results could be negatively impacted by developments in these areas due to the costs of compliance in addition to possible civil and criminal penalties, litigation and exclusion from government healthcare programs in the event of deemed noncompliance.

In addition, a person who offers or transfers to a federal healthcare program beneficiary any remuneration, including the transfer of items or services for free or other than fair market value, that the person knows or should know is likely to influence the beneficiary's selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services, may be liable for significant civil monetary penalties. Although this prohibition applies only to federal healthcare program beneficiaries; the provision of free items and services to patients covered by commercial payors may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts, and statutory or common law fraud. In addition, state regulators or boards of optometry may also challenge our promotional practices, including America's Best's bundled offers, as, among other things, violating applicable state laws regarding unfair competition, false advertising to consumers or corporate practice of optometry prohibitions. To the extent our promotional programs are found to be inconsistent with applicable laws, we may be required to restructure or discontinue such programs, or be subject to other significant penalties.

Eyeglasses and contact lenses are regulated as medical devices in the U.S. by the FDA, and under the FDC Act, such medical devices must meet a number of regulatory requirements. We do not hold any marketing authorizations for the eyeglasses and contact lenses that we sell as we serve as the retailer for third-party manufacturers' devices. We cannot provide assurance that such third-party manufacturers' eyeglasses or contact lenses we sell comply with these regulatory requirements. We also engage in certain manufacturing, repackaging and relabeling activities that subject us to direct oversight by the FDA under the FDC Act and its implementing regulations. If we, or any of the third-party manufacturers whose products we sell, fail to comply with applicable requirements, we or they may be subject to legal action by the U.S. Department of Justice, on behalf of the FDA and/or various forms of FDA enforcement and compliance actions, which include recalls, fines, penalties, injunctions, seizures, prosecutions, adverse publicity (such as FDA press releases) or other adverse actions.

Our failure to comply with applicable regulations could have severe consequences, including the closure of our stores, possible breaches of the agreements relating to certain of our brands, changes to our way of doing business and the imposition of fines and penalties.

We are subject to managed vision care laws and regulations.

We are engaged in managed vision care, both as a managed care entity through our subsidiary, FirstSight, and as a provider to managed care payors and insurers, and are subject to additional regulations as a result. FirstSight is licensed as a single-service HMO and is subject to the managed care laws of the State of California and is comprehensively regulated by the DMHC. FirstSight's failure to comply with the regulations and requirements under such managed care laws may result in the imposition of various sanctions, including the suspension or revocation of FirstSight's license, civil penalties and appointment of a receiver, among others. Material changes to the operations of FirstSight, including the opening of America's Best locations outside of defined service areas, must be approved by the DMHC. This approval process can be complex and can cause delays in the projected opening of our stores. The sale of managed care products by FirstSight is essential to our America's Best operations in California, and the suspension or loss of our license or our failure to otherwise comply with applicable regulatory requirements could have a material adverse impact on such business in California.

In addition, our Eyecare Club programs may be subject to regulation under managed care and related state laws, including those of California, where these programs are offered by FirstSight. Our Eyecare Club programs may also subject us to state statutes regulating discount medical plans, requiring the licensing or registration of organizations that provide discounted access to health care providers. It is possible that state regulators could determine that we are operating as a discount medical plan and as such are subject to various registration, disclosure and solvency requirements. We could incur increased compliance costs as a result. We would also be subject to the risk of cease and desist orders and monetary penalties.

We are subject to rapidly changing and increasingly stringent laws, regulations, contractual obligations, and industry standards relating to privacy, data security and data protection. The restrictions and costs imposed by these laws and other obligations, or our actual or perceived failure to comply with them, could subject us to liabilities that adversely affect our business, operations and financial performance.

We are subject to HIPAA, the HITECH Act and the health data privacy, security and breach notification regulations issued pursuant to these statutes, which govern our collection, use, access, disclosure, transmission and/or storage of PHI, in connection with the sales of our products and services, customer service, billing and employment practices, as well as our operations as a business associate to multiple healthcare providers. HIPAA has several rules with which we must comply, including the HIPAA Privacy, Security, and Breach Notification rules. Each of these rules sets forth specific standards and controls that covered entities and business associates must implement, and ongoing implementation of these requirements take significant time, effort and resources, including external resources to audit compliance against these rules. While we take precautions to detect and prevent non-compliance among our employees, subcontractors and service providers, it is not always possible to identify and deter misconduct related to unauthorized access, use, disclosure or destruction of PHI.

In addition, there are existing state privacy, security and breach notification laws and regulations that apply to both PHI and PII collected and/or processed by us. These existing laws and regulations may be amended and states may adopt new laws or regulations regarding consumer data privacy and individual rights to their data (such as rights to request a business for access to, deletion or modification of, or a portable copy of such individual's personal information). In the states that have already implemented comprehensive consumer privacy and data protection laws, individuals also have the right to receive detailed information about how their personal information is used and shared with service providers, contractors, and third parties. Moreover, such individuals can opt out of the sharing of their personal information and restrict the use of cookies and similar tracking technologies for non-essential purposes. Our failure to effectively implement the required or addressable data privacy and security safeguards, breach notification procedures, and implement consumer data rights processes, or our failure to accurately anticipate the application or interpretation of these statutes, regulations and standards, could lead to invalidation or modification of our agreements with optometrists or professional corporations or similar entities owned by eye care practitioners, create material civil and/or criminal liability for us or require us to change our business practices, which could result in adverse publicity and loss of consumer trust, and have a material adverse effect on our business, financial condition and results of operations.

The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements across our business. For instance, as an entity that collects and maintains PII and PHI, we could be forced, in the event of a data breach, to report the breach not only to affected customers, but also to various public agencies and media outlets, potentially harming our reputation and our business. Our business partners may have contractual rights of indemnification against us or seek to terminate our contracts with them in the event that their customer or proprietary business information is released as a result of a breach of our information technology. Additionally, business partners may also face a data breach, allowing for our customer or proprietary business information to be released, which could result in a loss of consumer confidence in our security measures, harm our business and also lead to costly investigations and litigation. Such a breach also may not be adequately covered under contractual rights of indemnification or by cyber insurance. Further, if we are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions or expulsion from card acceptance programs, which could adversely affect our retail operations. As privacy and information security laws and regulations change and vary from state to state, we may incur additional compliance costs.

We could be adversely affected by product liability, product recall or personal injury issues.

We could be adversely impacted by the supply of defective products, including the infiltration of counterfeit products into the supply chain and contamination or product mishandling issues. Product liability or personal injury claims may be asserted against us with respect to any of the products we sell or services we provide. The provision of professional eye care services by the vision care professionals employed by us or with whom we have contractual arrangements also increases our exposure to professional liability claims. There is a risk that these claims may exceed, or fall outside the scope of, our insurance coverage. In addition, a government or other regulatory agency could require us or one of our vendors or suppliers to remove a particular product from the market for, among other reasons, failure to adhere to product safety requirements or quality control standards. Product recalls can result in the disposal or write-off of merchandise, harm our reputation and cause us to lose customers, particularly if those recalls cause consumers to question the performance, quality, safety or reliability of our products. Any significant returns or warranty claims, as well as the timing of such returns or claims, could result in significant additional costs to us and could adversely affect our results of operations.

We rely on our suppliers to control the quality of both eyeglass components and contact lenses. We are not involved in the manufacture of the merchandise we purchase from our vendors for sale to our customers, and we do not independently investigate whether these vendors legally hold sufficient intellectual property rights to the merchandise that they are manufacturing or distributing. Our ability to seek recourse for liabilities and recover costs from our vendors depends on our contractual rights as well as on the financial condition and integrity of the vendors. Moreover, we engage in certain manufacturing, repackaging and relabeling activities at our optical laboratories and at certain Eyeglass World stores. If the products that we manufacture, repackage or relabel are defective or otherwise result in product liability or personal injury claims against us, our business could be adversely affected and we could be subject to adverse regulatory action.

If our merchandise or services do not meet applicable governmental safety standards or our customers' expectations regarding quality or safety, we could experience lost sales and increased costs, be exposed to legal and reputational risk, or face fines or penalties which could materially adversely affect our financial results.

Failure to comply with laws, regulations and enforcement activities or changes in statutory, regulatory, accounting and other legal requirements could potentially impact our operating and financial results.

In addition to the vision care and healthcare laws and regulations discussed above, we are subject to numerous federal, state, local and foreign laws and governmental regulations including those relating to environmental protection, building, land use and zoning requirements, workplace regulations, public accommodation, wage and hour, privacy and information security, consumer protection, immigration, and employment matters. If we fail to comply with existing or future laws or regulations, or if these laws or regulations are violated by importers, manufacturers or distributors, we may be subject to governmental or judicial fines or sanctions, while incurring substantial legal fees and costs. In addition, our capital expenditures could increase due to remediation measures that may be required if we are found to be noncompliant with any existing or future laws or regulations.

Further, the FTC has authority to investigate and prosecute practices that constitute "unfair trade practices," "deceptive trade practices" or "unfair methods of competition." State attorneys general typically have comparable authority and many states also permit private plaintiffs to bring actions on the basis of these laws. Federal and state consumer protection laws and regulations may apply to our operations and retail offers. For example, our America's Best offer of a "free" eye exam is subject to compliance with laws and regulations governing the use of this term.

Our transactions with vendors engaged in international trade including the non-U.S. laboratories we contract with may subject us to the FCPA and trade sanction laws, and similar anti-corruption, anti-bribery and international trade laws, any violation of which could create substantial liability for us and also harm our reputation.

Our four laboratories in the U.S. and our in-store laboratories at Eyeglass World locations subject us to various federal, state and local laws, regulations and other requirements pertaining to protection of the environment, public health and associate safety, including regulations governing the management of hazardous substances and the maintenance of safe working conditions, such as the Occupational Safety and Health Act of 1970, as amended. These laws also apply generally to all of our properties. Our failure to comply with these laws can subject us to criminal and civil liabilities. In connection with our Vista Optical military locations, we must comply with regulations governing the occupancy of military bases. In connection with our philanthropic endeavors, we must also comply with additional federal, state and local tax and other laws and regulations.

Additionally, because we accept debit and credit cards for payment, we are subject to the PCI Standard issued by the Payment Card Industry Security Standards Council, with respect to payment card information. The PCI Standard contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing and transmission of cardholder data. Compliance with the PCI Standard and implementing related procedures, technology and information security measures requires significant resources and ongoing attention. Costs and potential problems and interruptions associated with the implementation of new or upgraded systems and technology such as those necessary to achieve compliance with the PCI Standard or with maintenance or adequate support of existing systems could also disrupt or reduce the efficiency of our operations. We rely on third-party vendors to handle PCI matters and ensure compliance. Any material interruptions or failures in our payment-related systems could have a material adverse effect on our business, financial condition and results of operations. If there are amendments to the PCI Standard, the cost of compliance with new requirements could also be substantial and we may suffer loss of critical data and interruptions or delays in our operations as a result.

Adverse judgments or settlements resulting from legal proceedings relating to our business operations could materially adversely affect our business, financial condition and results of operations.

From time to time, we are subject to allegations, and may be party to legal claims and regulatory proceedings, relating to our business operations. See Part I. Item 3. "Legal Proceedings." Such allegations, claims and proceedings may be brought by third parties, including our shareholders, customers, associates, governmental or regulatory bodies, or competitors and may include class actions. Defending against such claims and proceedings is costly and time consuming and may divert management's attention and resources from our normal business operations, and the outcome of many of these claims and proceedings cannot be predicted. If any of these claims or proceedings were to be determined adversely to us, if a judgment, a fine or a settlement involving a payment of a material sum of money were to occur, or if injunctive relief were issued against us, our business, financial condition and results of operations could be materially adversely affected.

We are and may in the future be the target of securities-related litigation. Litigation can divert our management's attention and resources, result in substantial costs, and have an adverse effect on our business, results of operations, financial condition and stock price.

We maintain director and officer insurance to mitigate the risks associated with potential claims; however, we are responsible for meeting certain deductibles under such policies, and there can be no assurance that our insurance coverage will adequately protect us from all claims made against us. Further, as a result of the litigation, the costs of insurance may increase, and the availability of coverage may decrease. As a result, we may not be able to maintain our current levels of insurance at a reasonable cost, or at all, which might make it more difficult to attract qualified candidates to serve as executive officers or directors. There also may be adverse publicity associated with litigation that could negatively affect customer perception of our business and materially damage our reputation.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks and other proprietary intellectual property, including our name and logos. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent infringement or misappropriation of these rights. It may be difficult for us to prevent others from copying elements of our products and any litigation to enforce our rights could be costly, divert attention of management and may not ultimately be successful. Although we believe that we have sufficient rights to all of our trademarks, service marks and other intellectual property rights, we may face claims of infringement that could interfere with our ability to market and promote our brands. Any such litigation may be costly and divert resources from our business. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks, service marks or other intellectual property rights in the future and may be liable for damages, which in turn could materially adversely affect our business, financial condition or results of operations.

Risks Related to Our Indebtedness

We have a significant amount of indebtedness which could adversely affect our business and financial position, including by limiting our business flexibility and preventing us from meeting our debt obligations.

We have a significant amount of indebtedness. As of December 28, 2024, we had approximately $339.0 million of aggregate principal amount of indebtedness associated with our first lien term loan in the aggregate principal amount of $254.2 million (the "Term Loan A") due in 2028, subject to springing maturity, and $84.8 million of 2.50% convertible senior notes due on May 15, 2025 (the "2025 Notes") outstanding (excluding finance lease obligations). Our leverage could have a number of consequences for us, including:

- requiring us to utilize a substantial portion of our cash flows from operations to make payments on our indebtedness, reducing the availability of our cash flows to fund working capital, capital expenditures, general corporate and other purposes;
- increasing our vulnerability to adverse economic, industry or competitive developments;
- making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including any financial maintenance and restrictive covenants, could result in an event of default under the agreements governing our indebtedness;
- restricting us from capitalizing on business opportunities;

- limiting our ability to obtain additional financing for working capital, capital expenditures, execution of our business strategy, debt service requirements, acquisitions or other general corporate purposes; and
- limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged and who, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting.

Our ability to make principal and interest payments on and to refinance our indebtedness will depend on our ability to generate cash in the future and is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we cannot generate sufficient cash flow from operations to make scheduled principal and interest payments in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity. The terms of our existing or future debt agreements may also restrict us from effecting any of these alternatives. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition to refinancing, we may elect to deploy capital to reduce outstanding debt and such capital deployment would reduce our ability to use funds for other purposes. For example, we repurchased $100.0 million aggregate principal amount of our 2025 Notes in November 2023, and in August 2024, we repurchased an additional $217.7 million of our 2025 Notes for an aggregate cash repurchase price of approximately $215.0 million plus accrued and unpaid interest on such notes. The Company is continuing to evaluate its alternatives in light of the impending maturity date of the 2025 Notes on May 15, 2025, including, repayment, refinancing and further repurchase prior to maturity. Additionally, from and after February 15, 2025, the 2025 Notes are convertible into cash up to the amount of $1,000, with any excess amount convertible into shares, based on the applicable conversion rate at such time. Further, changes in the credit and capital markets, including market disruptions and interest rate fluctuations, may increase the cost of financing, make it more difficult to obtain favorable terms, or restrict our access to these sources of future liquidity. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations, as well as on our ability to satisfy our obligations in respect of our indebtedness.

A change in interest rates may adversely affect our business.

As of December 28, 2024, our term loan borrowings of $254.2 million were subject to variable interest rates and we had total borrowings of $339.0 million with a weighted average borrowing rate of 6.5%. Our interest rate collar matured in 2024 and we currently have no hedging of our variable rate debt. An increase in interest rates, whether because of an increase in market interest rates or a decrease in our creditworthiness, could increase the cost of servicing our debt and could materially reduce our profitability and cash flows.

Moreover, at this time, it is not possible to predict the full effect that the recent discontinuance of LIBOR, or the establishment of alternative reference rates such as SOFR, will have on us or our borrowing costs and such changes may result in an increase in the cost of our variable rate indebtedness. SOFR is a relatively new reference rate and its composition and characteristics are not the same as LIBOR. Given the limited history of this rate and potential volatility as compared to other benchmark or market rates, the future performance of this rate cannot be predicted based on historical performance.

Our credit agreement contains restrictions that limit our flexibility in operating our business.

Our credit agreement imposes significant operating and financial restrictions. These covenants may limit our ability and the ability of our subsidiaries, under certain circumstances, to, among other things:

- incur additional indebtedness;
- create or incur liens;
- engage in certain fundamental changes, including mergers or consolidations;
- sell or transfer assets;
- pay dividends and distributions on our subsidiaries' capital stock;
- make acquisitions, investments, loans or advances;
- pay or modify the terms of certain indebtedness;
- engage in certain transactions with affiliates; and
- enter into negative pledge clauses and clauses restricting subsidiary distributions.

Our credit agreement also contains certain customary affirmative covenants and events of default, including a change of control and financial maintenance covenants prohibiting us from exceeding a certain total leverage ratio or falling below a certain interest coverage ratio. As a result of these covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot guarantee that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as others contained in our future debt instruments from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their maturity dates. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments. If we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. If we are forced to refinance these borrowings on less favorable terms or if we are unable to repay, refinance or restructure such indebtedness, our financial condition and results of operations could be adversely affected.

Conversion of the 2025 Notes could dilute the ownership interest of existing stockholders or may otherwise depress the price of our common stock.

As of December 28, 2024, $84.8 million aggregate principal amount of our 2025 Notes were outstanding. From and after February 15, 2025, the 2025 Notes are convertible into cash up to the amount of $1,000, with any excess amount convertible into shares, based on the applicable conversion rate at such time. As of February 15, 2025, based on the initial conversion rate of the 2025 Notes, which is subject to adjustment, and the trading price of shares of our common stock, the 2025 Notes would not be convertible into shares of our common stock. However, if the trading price of our common stock materially increases before the maturity date of the 2025 Notes and a holder elects to convert its 2025 Notes, we may be required to issue a number of shares of our common stock equivalent to such excess amount divided by the volume-weighted average price of our common stock over the relevant observation period (as described in the indenture governing our 2025 Notes). The conversion of some or all of the 2025 Notes could dilute the ownership interests of existing stockholders to the extent deliver shares of our common stock upon conversion of any of the 2025 Notes. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.

Risks Related to Ownership of Common Stock

Our stock price may be volatile or may decline regardless of our operating performance.

The trading price of our common stock may be volatile and subject to fluctuations due to a number of factors, most of which we cannot control, including those listed under these "Risk Factors," and the following:

- actual or anticipated variations in our results of operations;
- changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;
- additions or departures of key management personnel;
- strategic actions by us or our competitors, including announcements by us, our competitors, our suppliers or our Host organizations of significant contracts, price reductions, new products or technologies, acquisitions, joint marketing relationships, joint ventures, other strategic relationships, or capital commitments;
- changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the consumer spending environment;
- changes in business or regulatory conditions;
- investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;
- the public's response to press releases or other public announcements by us or third parties, including our filings with the SEC;
- announcements relating to litigation or governmental investigations;
- guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.

Because we have no current plans to pay cash dividends on our common stock, investors may not receive any return on investment unless they sell their common stock for a price greater than that which they paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends on our common stock will be at the sole discretion of our Board of Directors. Our Board of Directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreement and other indebtedness we may incur, and such other factors as our Board of Directors may deem relevant. As a result, investors may not receive any return on an investment in our common stock unless they sell our common stock for a price greater than their purchase price.

We are a holding company with no operations of our own and, as such, we depend on our subsidiaries for cash to fund all of our operations and expenses, including future dividend payments, if any.

Our operations are conducted entirely through our subsidiaries and our ability to generate cash to meet our debt service obligations or to make future dividend payments, if any, is highly dependent on the earnings and the receipt of funds from our subsidiaries via dividends or intercompany loans. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, the agreements governing our indebtedness may restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

- the ability of our Board of Directors to issue one or more series of preferred stock;
- advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings; and
- certain limitations on convening special stockholder meetings.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

Our Board of Directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation authorizes our Board of Directors, without the approval of our stockholders, to issue 50,000,000 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or in parity with our common stock, which may reduce its value.

Our certificate of incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, associates or stockholders.

Our amended and restated certificate of incorporation provides, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other associate or stockholder of our company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other associates or stockholders which may discourage lawsuits with respect to such claims.

Application of the choice of forum provision may be limited in some instances by law. Section 27 of the Securities Exchange Act of 1934 ("Exchange Act") provides for exclusive federal court jurisdiction over Exchange Act claims. Accordingly, to the extent the exclusive forum provision is held to cover a shareholder derivative action asserting claims under the Exchange Act, such claims could not be brought in the Delaware Court of Chancery and would instead be within the jurisdiction of the federal district court for the District of Delaware. Section 22 of the Securities Act of 1933 ("Securities Act") creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Moreover, our stockholders will not be deemed by operation of our choice of forum provision to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

If securities or industry analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.

The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or change their views regarding the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stop covering us or fail to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We have developed processes for assessing, identifying and managing material risks from cybersecurity threats. Our enterprise risk assessment and management system incorporates risks from cybersecurity threats alongside other risks to the Company. We also have a management level risk management council that supports our processes to assess and manage cybersecurity and other risks. Our information security team oversees and implements security controls designed to minimize the risk or impact of any breach or unauthorized disclosure of our confidential and sensitive data, including protected health and personal information. These controls include endpoint protection and response software (anti-virus), network intrusion detection devices, a vulnerability management program, IT and third-party risk management programs, and multifactor authentication. We provide annual security awareness

training for corporate and store associates, and we administer periodic phishing testing and training to associates who have access to a company email address.

The security of the National Vision network is monitored by a Security Operations Center ("SOC"), which works with our information security team with the aim of preventing realization of attacks by threat actors. We also maintain an incident response plan which, among other things, is designed to mitigate the impact of an incident, assist in restoring normal business operations, comply with applicable regulatory obligations arising from an incident and prevent similar future incidents. Our risk management processes also address cybersecurity threat risks associated with our use of third-party service providers. Our Chief Technology Officer ("CTO") collaborates with our information security and legal teams to conduct periodic table-top exercises and testing of our data security and incident response procedures. Periodically, we engage specialized third parties to conduct exercises that stress test our data security systems and practice company-wide response tactics. We also conduct third-party HIPAA risk assessments to identify and catalog potential risks to health data.

In the last three fiscal years, we have not experienced a material information security breach incident and the expenses we have incurred from information security breach incidents have been immaterial, and we are not aware of any cybersecurity risks that are reasonably likely to materially affect our business, including our business strategy, results of operations, or financial condition. However, as discussed under "Item 1A. Risk Factors – We rely heavily on our information technology systems, as well as those of our vendors, for our business to effectively operate and to safeguard confidential information; any significant failure, inadequacy, interruption or security breach could adversely affect our business, financial condition and operations," the sophistication of cyber threats continues to increase, and the actions we take to reduce the risk of cyber incidents and protect our systems and information may be insufficient. As such, no matter how well our controls are designed or implemented, we cannot assure that we will be able to anticipate all security breaches, and we may not be able to implement effective preventive measures against such security breaches in a timely manner.

Governance

Our CTO oversees our approach to cybersecurity and is responsible for assessing and managing our material risks from cybersecurity threats. Our CTO has served in this role at the Company since 2020, and has more than 25 years of experience in the aggregate in various senior roles involving managing global information technology and security teams spanning strategy, implementation, operations and compliance. The Vice President of Information Technology Infrastructure collaborates with the CTO and a supporting team to maintain and update the Company's technology infrastructure and corresponding safety measures. Our VP of Information Technology Infrastructure has served in this role at the Company for over seven years, has over 25 years of experience in information technology systems and holds a bachelor of science degree in computer information systems.

Our CTO is informed about, and monitors the prevention, detection, mitigation and remediation of, cybersecurity incidents through the management of and participation in the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. When a cybersecurity incident occurs or we identify a vulnerability, we have cross-functional teams that are responsible for leading the initial assessment of priority and severity, and external experts may also be engaged as appropriate.

The audit committee of our Board, pursuant to its charter, oversees our enterprise risk management process, which includes risks from cybersecurity threats. The audit committee regularly receives reports from management with respect to risks from cybersecurity threats and quarterly reviews cybersecurity and data security risks and mitigation strategies, along with program assessments, planned improvements and the status of information technology initiatives with the CTO. These risks and mitigation strategies are also periodically reviewed by the entire Board.

Item 2. Properties

We lease all of our America's Best and Eyeglass World retail stores. Our leases generally have noncancelable lease terms of between five and 10 years, with an option to renew for additional terms of one to 10 years or more. In recent years, we have entered into more leases with 10-year initial terms with renewal options. Most leases for these retail stores provide for a minimum rent, typically with escalating rent increases. In certain circumstances we pay a percentage rent based upon sales after certain minimum thresholds are achieved. These leases generally require us to pay insurance, utilities, real estate taxes and common area maintenance expenses.

We occupy our Host locations through master agreements with our Host partners, which contain standard terms and conditions, such as fixed and percentage-based payments.

A summary of our stores by location as of December 28, 2024 is shown below.

State	America's Best	Eyeglass World	Other		State	America's Best	Eyeglass World	Other
AK	—	—	7		MO	27	1	1
AL	25	1	3		MS	—	—	2
AR	—	—	1		NC	26	—	2
AZ	31	11	2		NE	6	1	1
CA	94	—	3		NJ	44	—	1
CO	28	7	3		NM	—	2	3
CT	10	—	—		NV	—	4	1
FL	101	44	2		NY	36	—	1
GA	50	4	5		OH	46	1	1
IA	7	1	—		OR	11	—	9
ID	7	—	—		PA	50	5	—
IL	60	2	—		SC	23	2	1
IN	18	11	—		TN	28	6	—
KS	—	2	2		TX	131	6	5
KY	5	1	2		UT	14	5	1
LA	15	—	1		VA	37	—	1
MD	24	—	1		WA	20	1	19
MI	38	4	—		WI	10	—	—
MN	13	—	—		WY	1	—	—

––––––––––

Note: 'Other' includes Vista Optical in Fred Meyer stores and on military bases. There is one Vista Optical location in Puerto Rico.

We lease laboratories in Georgia, Texas and Utah and distribution centers in Georgia and Ohio, and we own our laboratory in Minnesota. We operated our distribution center in Ohio through June 2024 and have subsequently subleased the property to a third party.

Our corporate offices are located in leased space in Duluth, Georgia. In addition, we lease office space for our FirstSight corporate office in Upland, California.

Item 3. Legal Proceedings

See Note 13. "Commitments and Contingencies" in our consolidated financial statements included in Part II. Item 8. of this Form 10-K for information regarding certain legal proceedings in which we are involved, which discussion is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

Information about our executive officers is incorporated by reference from Part III—Item 10 of this Form 10-K.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the Nasdaq Global Select Market under the symbol "EYE."

Holders

As of February 14, 2025, there were approximately 13 holders of record of our common stock. The number of holders of record is based upon the actual number of holders registered at such date and does not represent the actual number of beneficial owners of our common stock because shares are frequently held in "street name" by securities dealers and others for the benefit of individual owners.

Issuer Purchases of Equity Securities

During the quarter ended December 28, 2024, we did not purchase any of our equity securities that are registered under Section 12(b) of the Exchange Act.

Effective November 8, 2021, the Company's Board of Directors (the "Board") authorized the Company to repurchase up to $50 million aggregate amount of shares of the Company's common stock. On November 29, 2021, the Board authorized an increase from $50 million to $100 million in aggregate amount of shares of the Company's common stock that may be repurchased under the Company's current share repurchase program. On February 23, 2022, our Board of Directors authorized a $100 million increase to the share repurchase authorization, for a total authorization of $200 million. During fiscal years 2023 and 2022, the Company repurchased 1.1 million shares of its common stock for $25.0 million and 2.7 million shares of its common stock for $80.0 million, respectively, under the share repurchase program. The Company's original share repurchase authorization expired on December 30, 2023, and had remaining capacity of $25 million. Effective February 23, 2024, the Board authorized the Company to repurchase up to $50 million aggregate amount of shares of the Company's common stock until January 3, 2026. The authorization permits the Company to make purchases of its common stock from time to time in the open market or privately negotiated transactions, and pursuant to pre-set trading plans meeting the requirements of all applicable securities laws and regulations. The timing and amounts of any such repurchases will depend on a variety of factors, including the market price of the Company's shares, general market and economic conditions, legal requirements and tax implications. The Company expects to fund the share repurchases using cash on hand.

Dividends

We have not paid dividends in the past and have no current plans to pay dividends on our common stock.

Performance Graph

This performance graph shall not be deemed "soliciting material" or "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act.

The graph below presents the Company's cumulative total stockholder returns relative to the performance of the Nasdaq Global Composite Index and the Nasdaq US Benchmark Retail Index commencing December 27, 2019 and through December 27, 2024. All values assume a $100 initial investment in the Company's common stock on Nasdaq and data for the Nasdaq Global Composite Index and the Nasdaq US Benchmark Retail Index assumes all dividends were reinvested on the date paid. The points on the graph represent fiscal year-end values based on the last trading day of each fiscal year. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our common stock.



Unregistered Sales of Equity Securities

None.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains management's discussion and analysis of our financial condition and results of operations and should be read together with the consolidated financial statements and the related notes thereto included elsewhere in this Form 10-K (this "Form 10-K"). This discussion contains forward-looking statements that reflect our plans, estimates and beliefs and involve numerous risks and uncertainties, including, but not limited to, those described in the "Risk Factors" section included in Part I. Item 1A. in this Form 10-K, as such risk factors may be updated from time to time in our periodic filings with the SEC. Actual results may differ materially from those contained in any forward-looking statements. You should carefully read "Special Note Regarding Forward-Looking Statements" in this Form 10-K.

We conduct substantially all of our activities through our indirect wholly-owned subsidiary, NVI, and its subsidiaries. We operate on a retail fiscal calendar that results in a given fiscal year consisting of a 52- or 53-week period ending on the Saturday closest to December 31. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, each of the first, second and third quarters includes 13 weeks of operations and the fourth quarter includes 14 weeks of operations. References herein to "fiscal year 2024" relate to

the 52 weeks ended December 28, 2024, references herein to "fiscal year 2023" relate to the 52 weeks ended December 30, 2023 and references herein to "fiscal year 2022" relate to the 52 weeks ended December 31, 2022.

The disclosures contained in this Form 10-K are made only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. For further information, please see "Risk Factors" and "Forward-Looking Statements."

Overview

We are one of the largest optical retailers in the United States (the "U.S.") and a leader in the attractive value segment of the U.S. optical retail industry. We believe that vision is central to quality of life and that people deserve to see their best to live their best, regardless of their budget. We achieve this by providing eye exams, eyeglasses and contact lenses to value-seeking consumers with an opening price point that strives to be among the lowest in the industry. We reach our customers through a diverse portfolio of 1,240 retail stores across four brands and multiple consumer websites as of fiscal year end 2024.

Brand and Segment Information

As of December 28, 2024, our operations consisted of one reportable segment:

- Owned & Host – As of fiscal year end 2024, our owned brands consisted of 1,036 America's Best Contacts and Eyeglasses ("America's Best") retail stores and 122 Eyeglass World retail stores. In America's Best stores, vision care services are provided by optometrists employed by us or by independent professional corporations or similar entities. America's Best stores are primarily located in high-traffic strip centers next to value-focused retailers. Eyeglass World locations offer eye exams, provided primarily by independent optometrists and optometrists employed by independent professional corporations or similar entities, and have on-site optical laboratories that enable stores to quickly fulfill many customer orders and make repairs on site. Eyeglass World stores are primarily located in freestanding or in-line locations near high-foot-traffic shopping centers. Our Host brands consisted of 53 Vista Optical locations on select military bases and 29 Vista Optical locations within select Fred Meyer stores as of fiscal year end 2024. We have strong, long-standing relationships with our Host partners and have maintained each partnership for over 20 years. These brands provide eye exams primarily by independent optometrists. All brands utilize our centralized laboratories. This segment also includes sales from our America's Best, Eyeglass World, and Military omni-channel websites.

Our consolidated results for all periods presented in this Form 10-K also include the following:

- Results of other operating segments — Our dedicated e-commerce website, which was previously managed by AC Lens and was transitioned to NVI. Our e-commerce website sells contact lenses and optical accessory products to retail customers, and recognizes revenue when products have been delivered to the customer. Managed care business conducted by FirstSight, our wholly-owned subsidiary that is licensed as a single-service health plan under California law, which issues individual vision plans in connection with our America's Best operations in California.

- Corporate and other — Our corporate and other category represents unallocated corporate overhead expenses, which are a component of selling, general and administrative expenses and are comprised of various home office expenses such as payroll, occupancy costs and consulting and professional fees. Corporate overhead expenses also include field services for our four retail brands. Other expenses included in this category include certain non-cash charges, including asset impairment, stock-based compensation expense, and the impact of certain events, gains, or losses excluded from the assessment of segment performance.

- Effects of unearned and deferred revenue — Reportable segment information is presented on the same basis as our consolidated financial statements, except reportable segment sales which are presented on a cash basis, including point of sales for managed care payors and excluding the effects of unearned and deferred revenue, consistent with what our chief operating decision maker ("CODM") regularly reviews. We present the effects of unearned and deferred revenues separately from our reportable segment information. See Note 16. "Segment Reporting" in our consolidated financial statements. Deferred revenue represents the timing difference of when we collect the cash from the customer and when services related to product protection plans and eye care club memberships are performed. Increases or decreases in deferred revenue during the reporting period represent cash collections in excess of, or below the recognition of, previous deferrals. Unearned revenue represents the timing difference of when we collect cash from the customer and delivery/customer acceptance, and includes sales of prescription eyewear during approximately the last seven to ten days of the reporting period.

Trends and Other Factors Affecting Our Business

During fiscal 2024, we implemented transformation initiatives intended to accelerate long-term growth and strengthen profitability, including new additions to our executive leadership team, continued expansion of exam capacity, new traffic-driving initiatives, and a review of our store fleet. Additionally, we continued to make progress against our continued growth initiatives, including the expansion of our remote medicine capabilities; focusing on the recruiting and retention of optometrists; increasing our marketing efficiency and omnichannel capabilities; increasing our participation in vision insurance programs; and the further digitization of our stores and corporate office. Going into fiscal 2025, we will be focused on expanding our target demographic, implementing new pricing architecture, enhancing the customer and patient experience, and optimizing cost structure, which are designed to strengthen our core business, improve our results of operations, and drive long-term shareholder value.

We opened 69 new stores in 2024 and completed a comprehensive review of our portfolio of stores to optimize our fleet for profitability and overall performance. As a result of the comprehensive review, we closed 12 stores and converted four Eyeglass World stores to America's Best stores in 2024 and plan to close an additional 27 stores by the end of 2026. In connection with this review, we have recorded certain impairment of intangible assets, property and equipment and ROU assets, as well as one-time non-recurring exit charges associated with the closures. Refer to Note 1. "Description of Business and Basis of Presentation" and Note 11. "Fair Value Measurement" for information on the impairment charges and costs incurred related to the store fleet review.

We are continuing to invest in the digitization of our stores, including remote medicine capabilities and an EHR platform. As of December 28, 2024, remote medicine technology has been enabled in over 730 of our America's Best locations. We believe remote medicine not only helps provide more access to eye care for patients, it also helps address constraints in exam capacity. We have also invested in the transition to an EHR platform. We anticipate continuing the investment in remote medicine primarily in America's Best stores in the near term, adding select locations where feasible and advantageous and depending on the state-by-state regulatory environment. While the remote medicine and EHR platforms have increased exam capacity, revenue and profitability, we have experienced higher costs applicable to revenue as a percentage of revenue, when compared with in-store exams.

The overall economic environment continues to be challenging and macroeconomic factors that may affect customer spending patterns, and thereby our results of operations, include inflation, employment rates, business conditions, changes in the housing market, the availability of credit, interest rates, tax rates and policies, fuel and energy costs and overall consumer confidence in future economic conditions, as well as global political, socio-economic, cultural, and geopolitical uncertainty.

We operate in the highly competitive and fragmented U.S. optical retail industry. We face competition from mass merchants, specialty retail chains, online retailers and independent eye practitioners and opticians, along with large national retailers. Increased consolidation activity in the industry may enable our competitors to benefit from purchasing advantages and the ability to leverage management capabilities across a larger business base. Along with our competitors, we are affected by a number of various trends and factors, including, but not limited to, economic conditions, availability of vision care professionals, inflation, consumer preferences and demand.

Our ability to continue to attract and retain qualified vision care professionals impacts exam capacity and our operations, like those of many of our competitors, depend on our ability to offer both eyewear and eye exams. We believe factors such as an increasingly challenging recruiting market (in particular for new graduates), preferences for adjusted work schedules, and the demand for optometrists exceeding supply in certain areas during fiscal year 2024 have caused constraints in vision care professional availability and therefore exam capacity which are continuing. As a result, recruiting and retaining optometrists has become more challenging and the costs to employee or retain optometrists have increased and may increase further, potentially materially. Targeted wage investments, including increases in compensation for our optometrists and associates, and flexibility initiatives have impacted our costs applicable to revenue and selling, general and administrative expenses. We anticipate that wage pressures in certain markets will continue in 2025. Wage investment pressure and increases to costs applicable to revenue from increases in raw materials prices may not be able to be fully offset by leverage from revenue growth, productivity efficiency and, as appropriate, various pricing actions. We are continuing to strategically invest in recruitment and retention initiatives, including flexible adjusted work schedules, along with continuing our implementation of remote medicine technologies, which has expanded our offerings while also increasing costs.

While there are ranges of customer behaviors based on demographics and other factors, we estimate that our customers typically replace their eyeglasses every two to three years and their contact lenses every six to 12 months, reflecting the predictability of these recurring purchase behaviors; however, the effects of the current macroeconomic environment and geopolitical uncertainty, resulted in reduced customer demand in 2024 and have

caused shifts in consumer behaviors and preferences, which impact the demand for our products. As a result, the predictability of recurring purchase behavior for the future remains uncertain.

In addition to the central factors impacting our business outlined above, we have identified the following key drivers, challenges and risks on which we are focused and which are detailed below.

Inflation

Elevated inflation can result in increased costs and greater profitability pressure for us. While pressures from increases to the price of our raw materials have had an impact on our costs applicable to revenue in fiscal year 2024, we have been able to offset these pressures with efficiencies in our laboratory network, pricing actions and lower freight costs. We anticipate that pressures from increases to our raw materials prices could have an impact on our costs applicable to revenue in fiscal year 2025. Such an inflationary environment and labor market challenges can also result in wage pressures in certain markets. Wage investments as a result of inflation and an increasingly competitive recruiting market for vision care professionals that became more acute during the COVID -19 pandemic and related effects have had, and may continue to have, an impact on our profitability.

New Store Openings

We expect that new stores will continue to be a key driver of growth in our net revenue and operating profit in the future. Our results of operations have been and will continue to be materially affected by the timing and number of new store openings. As stores mature, profitability typically increases significantly. The performance of new stores is dependent upon factors such as the availability of optometrists, implementation and operation of remote medicine technology, the time of year of a particular opening, the amount of store pre-opening costs, labor and occupancy costs in the specified market, level of participation in managed care plans, and location, including whether they are in new or existing markets. During fiscal 2024, we announced plans to temporarily moderate new store openings in 2025 to 30-35 new stores, after which time we expect to return to our more recent store opening cadence as strategic initiatives begin to take hold.

Comparable Store Sales Growth

Comparable store sales growth is a key driver of our business. Many factors affect comparable store sales, including:

- consumer confidence, preferences and buying trends and overall economic trends including inflation and the amount and timing of tax refunds;
- the availability of optometrists and other vision care professionals;
- advertising strategies;
- participation in managed care programs;
- the recurring nature of eye care purchases;
- our ability to identify and respond effectively to customer preferences and trends;
- our ability to provide an assortment of high quality/low-cost product offerings that generate new and repeat visits to our stores;
- foot traffic in retail shopping centers where our stores are predominantly located;
- the customer experience we provide in our stores;
- our ability to source and receive products accurately and timely;
- changes in product pricing, including promotional activities;
- the number of items purchased per store visit;
- the number of stores that have been in operation for more than 12 months;
- impact of competition and consolidation in the U.S. optical retail industry;
- impact and timing of weather-related store closures; and
- public health emergencies which may exacerbate the effects and relevant risk exposures listed above.

A new store is included in the comparable store sales calculation during the 13th full fiscal month following the store's opening. Closed stores are removed from the calculation for time periods that are not comparable. In the past, we have closed stores as a result of poor store performance, lease expiration or non-renewal and/or the terms of our arrangements with our Host partners.

Managed Care and Insurance

Managed care has become increasingly important to the optical retail industry. An increasing percentage of our customers receive vision care insurance coverage through managed care payors. Our participation in these programs represent an increasingly significant portion of our overall revenues and represented approximately 40% and 37% of our overall revenues from continuing operations in fiscal years 2024 and 2023, respectively. While we have relationships with almost all vision care insurers in the U.S. and with all of the major carriers, currently, a relatively small number of payors comprise the majority of our managed care revenues, subjecting us to concentration risk. As

our participation in managed care programs continues to expand, we have incurred and expect to incur additional costs related to this area of our business. Our comparable store sales growth as noted above as well as overall future operational success could depend on our ability to negotiate, maintain and extend contracts with managed vision care companies, vision insurance providers and other third-party payors, several of whom have significant market share. Coverage and payment levels are determined at each third-party payor's discretion, and we have limited control over a third-party payor's decision-making with respect to coverage and payment levels. Coverage restrictions and reductions in reimbursement levels or payment methodologies may negatively impact our sales and profits. In addition, as our participation in managed care programs continues to approach overall industry penetration levels, we expect our associated managed care revenue growth rate to slow over time.

Infrastructure Investment

Our historical results of operations reflect the impact of our ongoing investments in infrastructure to support our growth. We have made and continue to make significant investments in information technology systems, including those to support our point-of-sale system, ERP, CRM, e-commerce platforms, supply chain systems, marketing, and personnel, as well as experienced industry executives, and management and merchandising teams to support our long-term growth objectives. We intend to continue to make targeted investments in our infrastructure to support our growth and continue the digitization of our stores and corporate office.

Pricing Strategy

We are committed to providing our products to our customers at low prices. We have historically employed a simple, low price/high value strategy and seek to balance our pricing and growth in a way that consistently delivers savings to our customers. Inflationary pressures, including elevated wages, consumer confidence and preferences and increased raw material costs, could impact our profitability and lead us to attempt to offset such increases through various pricing actions. From time to time, and increasingly in connection with our new transformation initiatives, we have taken and may continue to take pricing actions and introduce limited-time promotions or new offers designed to increase demand traffic, awareness and drive sales. Effective January 26, 2025, we implemented a $10 price increase to each of our America's Best signature offer and our Eyeglass World opening offer. We believe that these changes will enable us to continue to offer the best possible value and service to our customers at prices that allow us to maintain our brands' strong value propositions in the marketplace.

Interim Results and Seasonality

Historically, our business has realized a higher portion of net revenue, operating income, and cash flows from operations in the first half of the fiscal year, and a lower portion of net revenue, operating income, and cash flows from operations in the fourth fiscal quarter. The first half seasonality is attributable primarily to the timing of our customers' income tax refunds and annual health insurance program start/reset periods. We believe that many customers in our target market of value-seeking consumers may rely on tax refunds to pay for eyewear and eye care. A delay in the issuance of tax refunds or changes in the amount of tax refunds can accordingly have a negative impact on our quarterly financial results in the first half of the year. Consumer behavior with respect to the utilization of tax refund proceeds is also subject to change.

With respect to our fourth quarter results, compared to other retailers, our products and services are less likely to be included in consumers' holiday spending budgets, therefore reducing spending on personal vision correction during the weeks preceding December 25th of each year. Additionally, although the period between December 25th and the end of our fiscal year is typically a high-volume period, the net revenue associated with substantially all orders of prescription eyeglasses and contact lenses during that period is deferred until the following fiscal period due to our policy of recognizing revenue only after the product has been accepted by the customer, further contributing to higher revenue results in the first half of the year. Our quarterly results may also be affected by the timing of new store openings and store closings, the amount of sales contributed by new and existing stores, the timing of certain holidays, and the timing of weather-related store closures.

For both fiscal years 2024 and 2023, approximately 24% of our revenue was recorded in the fourth quarter, but approximately 25% of annual SG&A costs were recorded in the respective fourth quarters of these fiscal years.

Termination of our Walmart partnership and wind down of AC Lens operations

Effective as of February 23, 2024, the Company has completed the transition of 229 Walmart Vision Center stores. Additionally, the agreements governing our provision of contact lens distribution and related services to Walmart and Sam's Club terminated during the second quarter of 2024 and the Company wound down the majority of AC Lens operations, including the closure of its Ohio distribution center, which largely supported the wholesale distribution and e-commerce contact lens services that the Company provided to Walmart and Sam's Club. We have transitioned the order fulfillment functions previously handled by AC Lens to a third-party vendor. While we are

seeking to reduce costs and replace lost business with new America's Best or Eyeglass World stores and by other means, including pricing actions, we may not be successful in our efforts, which could impact our revenues and profitability. In fiscal years 2024 and 2023, we have incurred costs in connection with the termination of our partnership with Walmart and related wind down of AC Lens operations. As a result of the termination of our partnership with Walmart and wind down of AC Lens operations, our former Legacy reportable segment and the majority of our former AC Lens operations as well as related effects of unearned and deferred revenue met the criteria to be presented as discontinued operations. The plan has been substantially completed and we do not anticipate additional material costs related to this plan. Refer to Note 2. "Discontinued Operations" and Note 3. "Details of Cost Savings Plan" for more information on these costs.

How We Assess the Performance of Our Business

We consider a variety of financial and operating measures in assessing the performance of our business. The key measures we use to determine how our consolidated business and operating segments are performing are net revenue, costs applicable to revenue, and selling, general, and administrative expenses, which are described further in Note 16. "Segment Reporting" and Note 1. "Business and Significant Accounting Policies," to our consolidated financial statements included in Part II. Item 8. of this Form 10-K. In addition, we also review store growth, Adjusted Comparable Store Sales Growth, Adjusted Operating Income, Adjusted Operating Margin, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Diluted EPS.

Net Revenue

We report as net revenue amounts generated in transactions with retail customers who are the end users of our products, services, and plans. Comparable store sales growth and new store openings are key drivers of net revenue and are discussed below. Also, the timing of unearned revenue can affect revenue recognized in a particular period.

Costs Applicable to Revenue

Customer tastes and preferences, product mix, changes in technology, significant increases or slowdowns in production, and other factors impact costs applicable to revenue. The components of our costs applicable to revenue may not be comparable to other retailers.

Selling, General and Administrative

SG&A generally fluctuates consistently with revenue due to the variable store, field office and corporate support costs; however, some fixed costs slightly improve as a percentage of net revenue as our net revenues grow over time.

New Store Openings

The total number of new stores per year and the timing of store openings has, and will continue to have, an impact on our results. We opened 69 stores during fiscal year 2024. During fiscal 2024, we announced plans to temporarily moderate new store openings in 2025 to 30-35 new stores, after which time we expect to return to our more recent store opening cadence as strategic initiatives begin to take hold. We will continue to monitor and determine our plans for future new store openings based on health, safety and economic conditions.

Adjusted Comparable Store Sales Growth

We measure Adjusted Comparable Store Sales Growth as the increase or decrease in sales recorded by the comparable store base in any reporting period, compared to sales recorded by the comparable store base in the prior reporting period, which we calculate as follows: (i) sales are recorded on a cash basis (i.e., when the order is placed and paid for or submitted to a managed care payor, compared to when the order is delivered), utilizing cash basis point of sale information from stores; (ii) stores are added to the calculation during the 13th full fiscal month following the store's opening; (iii) closed stores are removed from the calculation for time periods that are not comparable; (iv) sales from partial months of operation are excluded when stores do not open or close on the first day of the month; and (v) when applicable, we adjust for the effect of the 53rd week. Quarterly, year-to-date and annual adjusted comparable store sales are aggregated using only sales from all whole months of operation included in both the current reporting period and the prior reporting period. When a partial month is excluded from the calculation, the corresponding month in the subsequent period is also excluded from the calculation. There may be variations in the way in which some of our competitors and other retailers calculate comparable store sales. As a result, our adjusted comparable store sales may not be comparable to similar data made available by other retailers.

Adjusted Comparable Store Sales Growth is a non-GAAP financial measure, which we believe is useful because it provides timely and accurate information relating to the two core metrics of retail sales: number of transactions and value of transactions. We use Adjusted Comparable Store Sales Growth as the basis for key operating decisions, such as allocation of advertising to particular markets and implementation of special marketing programs. Accordingly, we believe that Adjusted Comparable Store Sales Growth provides timely and accurate information relating to the operational health and overall performance of each brand. We also believe that, for the same reasons, investors find our calculation of Adjusted Comparable Stores Sales Growth to be meaningful.

Adjusted Operating Income, Adjusted Operating Margin, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Diluted EPS (collectively, the "Company Non-GAAP Measures")

The Company Non-GAAP Measures are key measures used by management to assess our financial performance. The Company Non-GAAP Measures are also frequently used by analysts, investors and other interested parties. We use the Company Non-GAAP Measures to supplement U.S. GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures. See "Non-GAAP Financial Measures" for definitions of the Company Non-GAAP Measures and for additional information.

Results of Operations

The following table summarizes key components of our results of operations for the periods indicated, both in dollars and as a percentage of our net revenue.

In thousands, except earnings per share, percentage and store data	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
Revenue:			
Net product sales	$ 1,463,139	$ 1,423,229	$ 1,340,302
Net sales of services and plans	360,181	333,142	304,373
Total net revenue	1,823,320	1,756,371	1,644,675
Costs applicable to revenue (exclusive of depreciation and amortization):			
Products	433,194	424,011	402,067
Services and plans	330,862	310,644	265,598
Total costs applicable to revenue	764,056	734,655	667,665
Operating expenses:			
Selling, general and administrative expenses	938,524	904,757	832,609
Depreciation and amortization	91,349	89,874	88,690
Asset impairment	39,851	2,699	5,499
Other expense (income), net	(101)	(104)	(2,554)
Total operating expenses	1,069,623	997,226	924,244
Income (loss) from operations	(10,359)	24,490	52,766
Interest expense, net	16,184	14,339	462
(Gain) loss on extinguishment of debt	(859)	599	—
Earnings (loss) from continuing operations before income taxes	(25,684)	9,552	52,304
Income tax provision (benefit)	1,481	6,006	15,545
Income (loss) from continuing operations, net of tax	(27,165)	3,546	36,759
Income (loss) from discontinued operations, net of tax (See Note 2)	(1,334)	(69,447)	5,363
Net income (loss)	$ (28,499)	$ (65,901)	$ 42,122
Supplemental operating data:			
Number of stores open at end of period	1,240	1,188	1,124
New stores opened during the period	69	70	80
Adjusted Operating Income from continuing operations[1]	$ 65,489	$ 53,894	$ 72,157
Diluted earnings (loss) per share from continuing operations	$ (0.35)	$ 0.05	$ 0.46
Adjusted Diluted EPS from continuing operations[1]	$ 0.52	$ 0.47	$ 0.52
Adjusted EBITDA from continuing operations[1]	$ 155,525	$ 142,237	$ 159,322

(1) Refer to Non-GAAP Financial Measures section below for our presentation of Adjusted Operating Income, Adjusted Diluted EPS and Adjusted EBITDA.

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
Percentage of net revenue:			
Total costs applicable to revenue	41.9 %	41.8 %	40.6 %
Selling, general and administrative expenses	51.5 %	51.5 %	50.6 %
Total operating expenses	58.7 %	56.8 %	56.2 %
Income (loss) from continuing operations, net of tax	(1.5)%	0.2 %	2.2 %
Adjusted Operating Income from continuing operations	3.6 %	3.1 %	4.4 %
Adjusted EBITDA from continuing operations	8.5 %	8.1 %	9.7 %

Fiscal Year 2024 compared to Fiscal Year 2023

Certain components of our operations met the requirements to be classified as discontinued operations. Refer to Note 2 "Discontinued Operations" for information related to our discontinued operations. Unless otherwise noted, the discussion of U.S. GAAP results below is based on results from continuing operations.

Net revenue

The following presents, by segment and by brand, comparable store sales growth, stores open at the end of the period and net revenue for fiscal year 2024 compared to fiscal year 2023.

In thousands, except percentage and store data	Comparable store sales growth[1]		Stores open at end of period		Net revenue[2]			
	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2024		Fiscal Year 2023	
Owned & Host segment								
America's Best	1.8 %	4.0 %	1,036	957	$1,561,062	85.6 %	$1,470,411	83.7 %
Eyeglass World	(2.2)%	(1.0)%	122	148	200,107	11.0 %	225,906	12.9 %
Military	(0.5)%	3.0 %	53	54	22,596	1.2 %	22,758	1.3 %
Fred Meyer	(4.5)%	(4.6)%	29	29	10,482	0.6 %	10,973	0.6 %
Owned & Host segment total			1,240	1,188	$1,794,247	98.4 %	$1,730,048	98.5 %
Other segments revenue	—	—	—	—	27,621	1.5 %	33,139	1.9 %
Effects of unearned and deferred revenue	—	—	—	—	1,452	0.1 %	(6,816)	(0.4)%
Total	1.9 %	3.4 %	1,240	1,188	$1,823,320	100.0 %	$1,756,371	100.0 %
Adjusted Comparable Store Sales Growth from continuing operations[3]	1.3 %	3.3 %						

---

(1) We calculate total comparable store sales from continuing operations based on consolidated net revenue from continuing operations excluding the impact of (i) other segments revenue, (ii) sales from stores opened less than 13 months, (iii) stores closed in the periods presented, (iv) sales from partial months of operation when stores do not open or close on the first day of the month and (v) if applicable, the impact of a 53rd week in a fiscal year. Brand-level comparable store sales growth is calculated based on cash basis revenues consistent with what the CODM reviews, and consistent with reportable segment revenues presented in Note 16. "Segment Reporting" in our consolidated financial statements.

(2) Percentages reflect line item as a percentage of net revenue, adjusted for rounding.

(3) Adjusted Comparable Store Sales Growth from continuing operations includes the effect of deferred and unearned revenue as if such revenues were earned at the point of sale, resulting in a decrease of 0.6% and a decrease of 0.1% from total comparable store sales growth from continuing operations based on consolidated net revenue from continuing operations for fiscal years 2024 and 2023, respectively.

Total net revenue of $1,823.3 million for fiscal year 2024 increased $66.9 million, or 3.8%, from $1,756.4 million for fiscal year 2023. Of the increase, approximately 90% was driven by growth from new store sales, approximately 30% was driven by Adjusted Comparable Store Sales Growth from continuing operations and approximately 10% was driven by the timing of unearned revenue, partially offset by approximately 20% from converted and closed stores and 10% from lower revenue from our dedicated e-commerce consumer website, DiscountContacts.com.

Comparable store sales growth and Adjusted Comparable Store Sales Growth from continuing operations for fiscal year 2024 were 1.9% and 1.3%, respectively, both primarily driven by higher average ticket.

During fiscal year 2024, we opened 66 new America's Best stores and three new Eyeglass World stores and closed 11 America's Best stores, five Eyeglass World stores, and one Military store as a result of the host partner's decision to cease its overall operations at the location; we also converted 24 Eyeglass World Stores to America's Best stores. Overall, store count grew 4.4% from the end of fiscal year 2023 to the end of fiscal year 2024 (exclusive of the aforementioned conversions, we had 55 net new America's Best stores, and two net Eyeglass World stores and one net Military store closed).

Net product sales comprised 80.2% and 81.0% of total net revenue for fiscal years 2024 and 2023, respectively. Net product sales increased $39.9 million, or 2.8% during fiscal year 2024 compared to fiscal year 2023, primarily due to a $30.7 million, or 2.8%, increase in eyeglass sales, and a $6.0 million, or 2.0%, increase in contact lens sales.

Net sales of services and plans increased $27.0 million, or 8.1%, driven primarily by higher exam revenues of $25.8 million, or 12.4%.

Owned & Host segment net revenue. Net revenue increased $64.2 million, or 3.7%, driven primarily by new store openings and comparable store sales growth, partially offset by converted and closed stores.

Effects of unearned and deferred revenue. Unearned and deferred revenue positively impacted net revenue by $8.3 million during fiscal year 2024 compared to fiscal year 2023. Net revenue was positively impacted by $8.0 million due to the timing of unearned revenue. Net revenue was positively impacted by $0.3 million due to higher recognition of product protection plan revenue in fiscal year 2024 compared to fiscal year 2023, partially offset by higher sales of club memberships.

Costs applicable to revenue

Costs applicable to revenue of $764.1 million for fiscal year 2024 increased $29.4 million, or 4.0%, from $734.7 million for fiscal year 2023. As a percentage of net revenue, costs applicable to revenue increased from 41.8% for fiscal year 2023 to 41.9% for fiscal year 2024. This increase as a percentage of net revenue was primarily driven by lower eyeglass mix of 50 basis points and growth in optometrist-related costs of 40 basis points and other mix and margin effects of 20 basis points. These costs were partially offset by a 100-basis-point effect from higher exam revenue.

Costs of products as a percentage of net product sales decreased from 29.8% for fiscal year 2023 to 29.6% for fiscal year 2024 primarily driven by other mix and margin effects.

Owned & Host segment costs of products. Costs of products as a percentage of net product sales decreased from 28.7% for fiscal year 2023 to 28.6% for fiscal year 2024 primarily driven by other mix and margin effects, partially offset by lower eyeglass mix.

Costs of services and plans as a percentage of net sales of services and plans decreased from 93.2% for fiscal year 2023 to 91.9% for fiscal year 2024. The decrease was primarily driven by higher eye exam revenue, partially offset by growth in optometrist-related costs.

Owned & Host segment costs of services and plans. Costs of services and plans as a percentage of net sales of services and plans decreased from 93.1% for fiscal year 2023 to 91.8% for fiscal year 2024. The decrease was primarily driven by higher eye exam revenue, partially offset by growth in optometrist-related costs.

Selling, general and administrative

SG&A of $938.5 million for fiscal year 2024 increased $33.8 million, or 3.7%, from fiscal year 2023. As a percentage of net revenue, SG&A was 51.5% for fiscal year 2023 compared with 51.5% for fiscal year 2024. SG&A as a percentage of net revenue was primarily impacted by lower performance-based incentive compensation of 80 basis points, offset by higher occupancy of 30 basis points, as well as legal and professional expenses of 30 basis points and litigation settlement of 20 basis points.

Owned & Host segment SG&A. SG&A as a percentage of net revenue increased from 38.7% for fiscal year 2023 to 39.5% for fiscal year 2024 driven primarily by higher payroll and occupancy expense.

Depreciation and amortization

Depreciation and amortization expense of $91.3 million for fiscal year 2024 increased $1.5 million, or 1.6%, from $89.9 million for fiscal year 2023 primarily driven by new store openings and investments in remote medicine technology, partially offset by lower depreciation of labs and distribution center.

Asset impairment

We recognized $39.9 million during fiscal year 2024 primarily for impairment related to the Eyeglass World goodwill, Fred Meyer contracts and relationships intangible asset, and tangible long-lived assets and ROU assets associated with our retail stores during fiscal year 2024, compared to $2.7 million recognized in fiscal year 2023. The impairment of Eyeglass World goodwill was due primarily to reduced projections of future growth and profitability. The Fred Meyer contracts and relationships intangible asset impairment was due to the decision to close certain Fred Meyer stores in fiscal year 2025. Refer to Note 5. Goodwill and Intangible Assets for more details on the Eyeglass World goodwill and Fred Meyer contracts and relationships intangible asset. The store asset impairment charge is related to our Owned & Host segment and is driven by lower than projected customer sales volume in certain stores, and other entity-specific assumptions and also reflects the effects of certain store closure decisions made as part of the Company's store optimization review in the current period. We considered multiple factors including, but not limited to: forecasted scenarios related to store performance and the likelihood that these scenarios would be ultimately realized; and the remaining useful lives of the assets. Asset impairment expenses were recognized in corporate and other.

Interest expense, net

Interest expense, net, of $16.2 million for fiscal year 2024 increased $1.8 million, or 12.9%, from $14.3 million for fiscal year 2023. The increase was primarily a result of lower income on cash balances of $3.7 million and lower derivative income of $1.3 million, partially offset by lower interest expense on our debt of $2.6 million.

Income tax provision

Our effective tax rates for fiscal year 2024 and fiscal year 2023 were (5.8)% and 62.9%, respectively. The change in effective tax rates reflects our statutory federal and state rate of 25.2% and 25.2%, respectively, the partial disallowance of the Eyeglass World goodwill impairment loss for income tax purposes and other permanent items.

Discontinued Operations

Income (loss) from discontinued operations, net of tax, was $(1.3) million for fiscal year 2024 compared to $(69.4) million for fiscal year 2023. Net revenue, costs applicable to revenue and SG&A from discontinued operations decreased by $238.6 million, $154.0 million and $65.3 million, respectively, as compared to fiscal year 2023, primarily due to the current year including the discontinued operations results only for a partial period prior to the termination of our partnership with Walmart and the wind-down of AC Lens operations. Income (loss) from discontinued operations, net of tax also reflects $79.5 million of asset impairment charges in fiscal year 2023 that did not recur in fiscal year 2024. Income tax benefit increased by $0.9 million, due to lower income (loss) before income taxes in the current period as compared to the prior year and the partial disallowance of the Legacy segment goodwill impairment loss for income tax purposes in the prior year period as well as other permanent items related to discontinued operation.

Fiscal Year 2023 compared to Fiscal Year 2022

Certain components of our operations met the requirements to be classified as discontinued operations. Refer to Note 2 "Discontinued Operations" for information related to our discontinued operations. Unless otherwise noted, the discussion of U.S. GAAP results below is based on results from continuing operations.

Net revenue

The following presents, by segment and by brand, comparable store sales growth, stores open at the end of the period and net revenue for fiscal year 2023 compared to fiscal year 2022.

In thousands, except percentage and store data	Comparable store sales growth[1] Fiscal Year 2023	Fiscal Year 2022	Stores open at end of period Fiscal Year 2023	Fiscal Year 2022	Net revenue[2] Fiscal Year 2023		Fiscal Year 2022	
Owned & Host segment								
America's Best	4.0 %	(7.7)%	957	905	$1,470,411	83.7 %	$1,366,019	83.1 %
Eyeglass World	(1.0)%	(6.7)%	148	136	225,906	12.9 %	217,727	13.2 %
Military	3.0 %	(4.3)%	54	54	22,758	1.3 %	22,114	1.3 %
Fred Meyer	(4.6)%	(5.1)%	29	29	10,973	0.6 %	11,508	0.7 %
Owned & Host segment total			1,188	1,124	$1,730,048	98.5 %	$1,617,368	98.3 %
Other segments revenue	—	—	—	—	33,139	1.9 %	33,307	2.0 %
Effects of deferred and unearned revenue	—	—	—	—	(6,816)	(0.4)%	(6,000)	(0.3)%
Total	3.4 %	(7.3)%	1,188	1,124	$1,756,371	100.0 %	$1,644,675	100.0 %
Adjusted Comparable Store Sales Growth from continuing operations[3]	3.3 %	(7.5)%						

---

(1) We calculate total comparable store sales from continuing operations based on consolidated net revenue from continuing operations excluding the impact of (i) other segments revenue, (ii) sales from stores opened less than 13 months, (iii) stores closed in the periods presented, (iv) sales from partial months of operation when stores do not open or close on the first day of the month and (v) if applicable, the impact of a 53rd week in a fiscal year. Brand-level comparable store sales growth is calculated based on cash basis revenues consistent with what the CODM reviews, and consistent with reportable segment revenues presented in Note 16. "Segment Reporting" in our consolidated financial statements.

(2) Percentages reflect line item as a percentage of net revenue, adjusted for rounding.

(3) Adjusted Comparable Store Sales Growth from continuing operations includes the effect of deferred and unearned revenue as if such revenues were earned at the point of sale, resulting in a decrease of 0.1% and 0.2% from total comparable store sales growth from continuing operations based on consolidated net revenue from continuing operations for fiscal year 2023 and 2022, respectively.

Total net revenue of $1,756.4 million for fiscal year 2023 increased $111.7 million, or 6.8%, from $1,644.7 million for fiscal year 2022. The increase was driven by approximately 60% from new store openings and 50% from Adjusted Comparable Store Sales Growth from continuing operations, partially offset by closed stores and effects of deferred and unearned revenue.

Comparable store sales growth and Adjusted Comparable Store Sales Growth from continuing operations for fiscal year 2023 were 3.4% and 3.3%, respectively, both reflecting an increase in customer transactions and higher average ticket.

During fiscal year 2023, we opened 58 new America's Best stores and 12 new Eyeglass World stores and closed six America's Best stores. The total net new locations in fiscal year 2023 for America's Best and Eyeglass World were 52 and 12, respectively. Overall, store count grew 5.7% from the end of fiscal year 2022 to the end of fiscal year 2023.

Net product sales comprised 81.0% and 81.5% of total net revenue for fiscal years 2023 and 2022, respectively. Net product sales increased $82.9 million, or 6.2% during fiscal year 2023 compared to fiscal year 2022, primarily due to a $68.8 million, or 6.6%, increase in eyeglass sales and a $12.6 million, or 4.4%, increase in contact lens sales.

Net sales of services and plans increased $28.8 million, or 9.5%, driven primarily by higher exam revenues of $30.4 million, or 17.1%.

Owned & Host segment net revenue. Net revenue increased $112.7 million, or 7.0%, driven primarily by new store openings and comparable store sales growth.

Effects of unearned and deferred revenue. Unearned and deferred revenue negatively impacted net revenue by $0.8 million during fiscal year 2023 compared to fiscal year 2022. Net revenue was positively impacted by $4.4 million due to the timing of unearned revenue. Net revenue was negatively impacted by $5.2 million due to higher sales of club memberships and product protection plans, and lower recognition of product protection plan revenue in fiscal year 2023 compared to fiscal year 2022.

Costs applicable to revenue

Costs applicable to revenue of $734.7 million for fiscal year 2023 increased $67.0 million, or 10.0%, from $667.7 million for fiscal year 2022. As a percentage of net revenue, costs applicable to revenue increased from 40.6% for fiscal year 2022 to 41.8% for fiscal year 2023. This increase as a percentage of net revenue was primarily driven by higher growth in optometrist-related costs of 160 basis points and by 60 basis points due to reduction in components of service revenue, including product protection plan revenue, and other mix and margin effects. These costs were partially offset by a 100-basis point effect from higher exam revenue.

Costs of products as a percentage of net product sales decreased from 30.0% for fiscal year 2022 to 29.8% for fiscal year 2023 primarily driven by increased eyeglass mix and higher eyeglass margin.

Owned & Host segment costs of products. Costs of products as a percentage of net product sales decreased from 28.9% for fiscal year 2022 to 28.7% for fiscal year 2023 primarily driven by increased eyeglass mix and higher eyeglass margin.

Costs of services and plans as a percentage of net sales of services and plans increased from 87.3% for fiscal year 2022 to 93.2% for fiscal year 2023. The increase was primarily driven by higher growth in optometrist-related costs and lower product protection plans revenues, partially offset by higher eye exam revenue.

Owned & Host segment costs of services and plans. Costs of services and plans as a percentage of net sales of services and plans increased from 88.6% for fiscal year 2022 to 93.1% for fiscal year 2023. The increase was primarily driven by higher growth in optometrist-related costs, partially offset by higher eye exam revenue.

Selling, general and administrative

SG&A of $904.8 million for fiscal year 2023 increased $72.1 million, or 8.7%, from fiscal year 2022. As a percentage of net revenue, SG&A increased from 50.6% for fiscal year 2022 to 51.5% for fiscal year 2023. The increase in SG&A as a percentage of net revenue was primarily driven by higher performance-based incentive compensation of 80 basis points, higher payroll of 50 basis points, as well as 20 basis points of other expenses, such as stock-based compensation expense, partially offset by lower advertising expense of 60 basis points.

Owned & Host segment SG&A. SG&A as a percentage of net revenue decreased from 38.9% for fiscal year 2022 to 38.7% for fiscal year 2023 driven primarily by lower advertising expense, partially offset by higher payroll.

Depreciation and amortization

Depreciation and amortization expense of $89.9 million for fiscal year 2023 increased $1.2 million, or 1.3%, from $88.7 million for fiscal year 2022 primarily driven by an increase in investments in remote medicine technology and new store openings, partially offset by a shift to cloud-based software investments that are amortized in SG&A.

Asset impairment

We recorded impairment charges of $2.7 million for fiscal year 2023 compared to $5.5 million recognized in fiscal year 2022, related to tangible long-lived assets and ROU assets associated with our Owned & Host segment, which were driven by lower than projected customer sales volume in certain stores, and other entity-specific assumptions. We considered multiple factors including, but not limited to: forecasted scenarios related to store performance and the likelihood that these scenarios would be ultimately realized; and the remaining useful lives of the assets. Asset impairment expenses were recognized in corporate and other.

Other expense (income), net

Other expense (income), net was $(0.1) million for fiscal year 2023 compared to $(2.6) million for fiscal year 2022. This change was primarily a result of a gain of $2.7 million in Other expense (income), net in fiscal year 2022 that did not occur in fiscal year 2023 in connection with the acquisition of our equity method investee by a third party. See Note 1. "Business and Significant Accounting Policies" for further details.

Interest expense, net

Interest expense, net, of $14.3 million for fiscal year 2023 increased $13.9 million from $0.5 million for fiscal year 2022. The increase was primarily a result of lower derivative income of $15.8 million and higher Term Loan A expense of $5.4 million, partially offset by higher income on cash balances of $6.8 million.

Income tax provision

Our effective tax rates for fiscal year 2023 and fiscal year 2022 were 62.9% and 29.7%, respectively. The change in effective tax rates reflects our statutory federal and state rate of 25.2% and 25.4%, respectively, tax impacts of consolidated VIEs and non-deductible compensation expense as well as effects of other permanent items.

Discontinued Operations

Income (loss) from discontinued operations, net of tax, was $(69.4) million for fiscal year 2023 compared to $5.4 million for fiscal year 2022. Net revenue, costs applicable to revenue, and SG&A from discontinued operations increased by $9.4 million, $8.3 million, $4.4 million, respectively, as compared to fiscal year 2022. The revenue increase was primarily driven by increases in wholesale fulfillment. Income (loss) from discontinued operations, net of tax also reflects $79.4 million of asset impairment charges in fiscal year 2023 due to impairments of goodwill, intangible assets, and tangible long-lived assets in connection with the termination of the Walmart partnership and the wind-down of AC Lens operations. Year over year changes in the income tax provision (benefit) reflect lower income (loss) before income taxes in fiscal year 2023 as compared to fiscal year 2022, the disallowance of the Legacy segment goodwill impairment loss for income tax purposes in fiscal year 2023 as well as other permanent items related to discontinued operations.

Non-GAAP Financial Measures

Adjusted Operating Income, Adjusted Operating Margin, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Diluted EPS

We define Adjusted Operating Income as net income (loss), plus interest expense (income), net and income tax provision (benefit), further adjusted to exclude stock-based compensation expense, (gain) loss on extinguishment of debt, asset impairment, litigation settlement, secondary offering expenses, management realignment expenses, long-term incentive plan expenses, ERP and CRM implementation expenses and certain other expenses. We define Adjusted Operating Margin as Adjusted Operating Income as a percentage of net revenue. We define EBITDA as net income (loss), plus interest expense (income), net, income tax provision (benefit) and depreciation and amortization. We define Adjusted EBITDA as net income (loss), plus interest expense (income), net, income tax provision (benefit) and depreciation and amortization, further adjusted to exclude stock-based compensation expense, (gain) loss on extinguishment of debt, asset impairment, litigation settlement, secondary offering expenses, management realignment expenses, long-term incentive plan expenses, ERP and CRM implementation expenses and certain other expenses. We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of net revenue.

We define Adjusted Diluted EPS as diluted earnings (loss) per share, adjusted for the per share impact of stock-based compensation expense, (gain) loss on extinguishment of debt, asset impairment, litigation settlement, secondary offering expenses, management realignment expenses, long-term incentive plan expenses, amortization of debt discounts and deferred financing costs of our term loan borrowings, amortization of the conversion feature and deferred financing costs related to our 2025 Notes when not required under U.S. GAAP to be added back for diluted earnings (loss) per share, derivative fair value adjustments, ERP and CRM implementation expenses, certain other expenses, less the tax effect of these adjustments including tax expense (benefit) from stock-based compensation.

When presenting Adjusted Operating Income from continuing operations, EBITDA from continuing operations and Adjusted EBITDA from continuing operations we use the same definitions for Adjusted Operating Income, EBITDA and Adjusted EBITDA, respectively, and also exclude income (loss) from discontinued operations, net of tax. When presenting Adjusted Diluted EPS from continuing operations, we use the same definition for Adjusted Diluted EPS, and also exclude diluted earnings (loss) per share from discontinued operations. When presenting Adjusted Operating Margin from continuing operations, we use Adjusted Operating Income from continuing operations as a percentage of total net revenue. When presenting Adjusted EBITDA Margin from continuing operations, we use Adjusted EBITDA from continuing operations as a percentage of total net revenue.

EBITDA and the Company Non-GAAP Measures can vary substantially in size from one period to the next, and certain types of expenses are non-recurring in nature and consequently may not have been incurred in any of the periods presented below.

EBITDA and the Company Non-GAAP Measures have been presented as supplemental measures of financial performance that are not required by, or presented in accordance with U.S. GAAP, because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes EBITDA, and the Company Non-GAAP Measures are useful to investors in highlighting trends in our operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. We also use EBITDA and the Company Non-GAAP Measures to supplement U.S. GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, to establish discretionary annual incentive compensation and to compare our performance against that of other peer companies using similar measures. Management supplements U.S. GAAP results with Non-GAAP financial measures to provide a more complete understanding of the factors and trends affecting the business than U.S. GAAP results alone. We continue to evaluate our use of the Company Non-GAAP measures in the context of the development of our business, and may introduce or discontinue certain measures in the future as we deem appropriate.

EBITDA and the Company Non-GAAP Measures are not recognized terms under U.S. GAAP and should not be considered as an alternative to net income or income from operations as a measure of financial performance or cash flows provided by operating activities as a measure of liquidity, or any other performance measure derived in accordance with U.S. GAAP. Additionally, these measures are not intended to be a measure of free cash flow available for management's discretionary use as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. In evaluating EBITDA and the Company Non-GAAP Measures, we may incur expenses in the future that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and the Company Non-GAAP Measures should not be construed to imply that our future results will be unaffected by any such adjustments. Management compensates for these limitations by primarily relying on our U.S. GAAP results in addition to using EBITDA and the Company Non-GAAP Measures.

The presentations of these measures have limitations as analytical tools and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

- they do not reflect costs or cash outlays for capital expenditures or contractual commitments;
- they do not reflect changes in, or cash requirements for, our working capital needs;
- EBITDA, Adjusted EBITDA and Adjusted Operating Income do not reflect the interest expense (income), net or the cash requirements necessary to service interest or principal payments, on our debt;
- EBITDA, Adjusted EBITDA and Adjusted Operating Income do not reflect period to period changes in taxes, income tax provision or the cash necessary to pay income taxes;
- they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;
- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements; and

- other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and the Company Non-GAAP Measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness.

The following table reconciles our Adjusted Operating Income from continuing operations, Adjusted Operating Margin from continuing operations, EBITDA from continuing operations, Adjusted EBITDA from continuing operations, Adjusted EBITDA Margin from continuing operations to Net income margin from continuing operations; and Adjusted Diluted EPS from continuing operations to Diluted EPS from continuing operations for the periods presented:

In thousands	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022	
Net income (loss)	$ (28,499)	(1.6)%	$ (65,901)	(3.8)%	$ 42,122	2.6 %
Income (loss) from discontinued operations, net of tax	(1,334)	(1.0)%	(69,447)	(18.8)%	5,363	1.5 %
Income (loss) from continuing operations, net of tax	(27,165)	(1.5)%	3,546	0.2 %	36,759	2.2 %
Interest expense, net	16,184	0.9 %	14,339	0.8 %	462	0.0 %
Income tax provision	1,481	0.1 %	6,006	0.3 %	15,545	0.9 %
Stock-based compensation expense [a]	16,708	0.9 %	19,203	1.1 %	12,756	0.8 %
(Gain) loss on extinguishment of debt [b]	(859)	(0.0)%	599	0.0 %	—	— %
Asset impairment [c]	39,851	2.2 %	2,699	0.2 %	5,499	0.3 %
Litigation settlement [d]	4,450	0.2 %	—	— %	—	— %
ERP and CRM implementation expenses [g]	5,990	0.3 %	484	0.0 %	—	— %
Other [h]	8,849	0.5 %	7,018	0.4 %	1,136	0.1 %
Adjusted Operating Income from continuing operations / Adjusted Operating Margin from continuing operations	$ 65,489	3.6 %	$ 53,894	3.1 %	$ 72,157	4.4 %

Note: Percentages reflect line item as a percentage of net revenue, adjusted for rounding.
Some of the percentage totals in the table above do not foot due to rounding differences.

In thousands	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022	
Net income (loss)	$ (28,499)	(1.6)%	$ (65,901)	(3.8)%	$ 42,122	2.6 %
Income (loss) from discontinued operations, net of tax	(1,334)	(1.0)%	(69,447)	(18.8)%	5,363	1.5 %
Income (loss) from continuing operations, net of tax	(27,165)	(1.5)%	3,546	0.2 %	36,759	2.2 %
Interest expense, net	16,184	0.9 %	14,339	0.8 %	462	— %
Income tax provision	1,481	0.1 %	6,006	0.3 %	15,545	0.9 %
Depreciation and amortization	91,349	5.0 %	89,874	5.1 %	88,690	5.4 %
EBITDA from continuing operations	81,849	4.5 %	113,765	6.5 %	141,456	8.6 %
Stock-based compensation expense [a]	16,708	0.9 %	19,203	1.1 %	12,756	0.8 %
(Gain) loss of extinguishment of debt [b]	(859)	(0.0)%	599	0.0 %	—	— %
Asset impairment [c]	39,851	2.2 %	2,699	0.2 %	5,499	0.3 %
Litigation settlement [d]	4,450	0.2 %	—	— %	—	— %
ERP and CRM implementation expenses [g]	5,990	0.3 %	484	0.0 %	—	— %
Other [h]	7,536	0.4 %	5,487	0.3 %	(389)	(0.0)%
Adjusted EBITDA from continuing operations / Adjusted EBITDA Margin from continuing operations	$155,525	8.5 %	$142,237	8.1 %	$159,322	9.7 %

Note: Percentages reflect line item as a percentage of net revenue, adjusted for rounding.
Some of the percentage totals in the table above do not foot due to rounding differences.

In thousands, except per share amounts	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
Diluted EPS	$ (0.36)	$ (0.84)	$ 0.52
Diluted EPS from discontinued operations	(0.02)	(0.88)	0.07
Diluted EPS from continuing operations	(0.35)	0.05	0.46
Stock-based compensation expense [a]	0.21	0.24	0.16
(Gain) loss on extinguishment of debt [b]	(0.01)	0.01	—
Asset impairment [c]	0.51	0.03	0.07
Litigation settlement [d]	0.06	—	—
Amortization of debt discounts and deferred financing costs [e]	0.03	0.04	0.04
Derivative fair value adjustments [f]	0.08	0.12	(0.20)
ERP and CRM implementation expenses [g]	0.08	0.01	—
Other [h]	0.11	0.09	0.01
Tax effects [i]	(0.19)	(0.12)	(0.02)
Adjusted Diluted EPS from continuing operations	$ 0.52	$ 0.47	$ 0.52
Weighted average diluted shares outstanding	78,592	78,596	80,298

Note: Some of the totals in the table above may not foot due to rounding differences.

———————

(a) Non-cash charges related to stock-based compensation programs, which vary from period to period depending on the timing of awards and performance vesting conditions.

(b) Reflects the extinguishment (gain) loss related to the repurchase of the 2025 Notes of $100.0 million and $217.7 million during fiscal years 2023 and 2024, respectively.

(c) Reflects write-off related to non-cash impairment charges, primarily impairment of Eyeglass World goodwill, impairment of Fred Meyer contracts and relationship asset, and impairment of property, equipment and lease-related assets on closed or underperforming stores and certain store closure decisions made as part of the Company's store optimization review.

(d) Expenses associated with settlement of certain litigation.

(e) Amortization of deferred financing costs and other non-cash charges related to our debt. We adjust for amortization of deferred financing costs related to the 2025 Notes only when adjustment for these costs is not required in the calculation of diluted earnings per share under U.S. GAAP.

(f) The adjustments for the derivative fair value (gains) and losses have the effect of adjusting the (gain) or loss for changes in the fair value of derivative instruments and amortization of AOCL for derivatives not designated as accounting hedges. This results in reflecting derivative (gains) and losses within Adjusted Diluted EPS during the period the derivative is settled.

(g) Costs related to the Company's ERP and CRM implementation.

(h) Other adjustments include amounts that management believes are not representative of our operating performance (amounts in brackets represent reductions in Adjusted Operating Income, Adjusted Diluted EPS and Adjusted EBITDA), which are primarily related to costs associated with the digitization of paper-based records of $5.8 million and $2.2 million for fiscal years 2024 and 2023, respectively, costs related to an early lease termination of $0.7 million for fiscal year 2024 and our share of (gains) losses on equity method investment of $(2.7) million for fiscal year 2022, other expenses and adjustments. Other adjustments for both Adjusted Operating Income and Adjusted Diluted EPS include amortization of the increase in carrying values of finite-lived intangible assets resulting from the application of purchase accounting following the acquisition of the Company by affiliates of KKR & Co. Inc. Adjusted Diluted EPS is also adjusted to include debt issuance costs.

(i) Represents the income tax effect of the total adjustments at our combined statutory federal and state income tax rates, excluding a portion of Eyeglass World goodwill impairment charge, which was disallowed for income tax purposes, and including tax expense (benefit) from stock-based compensation.

Liquidity and Capital Resources

Our primary cash needs are for inventory, payroll, store rent, advertising, capital expenditures associated with new stores and updating existing stores, as well as information and remote medicine technology and infrastructure, including our corporate office, distribution centers and laboratories. When appropriate, the Company may utilize excess liquidity towards debt service requirements, including voluntary debt prepayments, or required interest and principal payments, if any, as well as repurchases of common stock or other securities, based on excess cash flows. The most significant components of our operating assets and liabilities are inventories, accounts receivable, prepaid expenses and other assets, accounts payable, deferred and unearned revenue and other payables and accrued expenses. We exercise prudence in our use of cash and closely monitor various items related to cash flow including, but not limited to, cash receipts, cash disbursements, payment terms and alternative sources of funding. We continue to be focused on these items in addition to other key measures we use to determine how our consolidated business and operating segments are performing. We believe that cash on hand, cash expected to be generated from

operations and the availability of borrowings under our revolving credit facility will be sufficient to fund our working capital requirements, liquidity obligations, anticipated capital expenditures and payments due under our existing debt for the next 12 months and thereafter for the foreseeable future. Depending on our liquidity levels, conditions in the capital markets and other factors, we may from time to time consider the prepayment, refinancing or issuance of debt, issuance of equity or other securities, the proceeds of which could provide additional liquidity for our operations, as well as modifications to our Term Loan A where possible.

In August 2024, we established an incremental term loan in the amount of $115.0 million and used the proceeds of this borrowing in addition to cash on hand to repurchase $217.7 million of aggregate principal amount of the 2025 Notes. Refer to Note 6. "Debt" for more information. Depending on market conditions and other factors, we may elect to repurchase all or a significant portion of our 2025 Notes outstanding principal balance of $84.8 million prior to their maturity on May 15, 2025, utilizing cash on hand and/or one or more of the additional liquidity sources noted above. Our ability to maintain sufficient liquidity may be affected by numerous factors, many of which are outside of our control. We primarily fund our working capital needs using cash provided by operations. Our working capital requirements for inventory will increase as we continue to open additional stores.

As of fiscal year end 2024, we had $73.9 million in cash and cash equivalents and $293.6 million of availability under our revolving credit facility, which includes $6.4 million in outstanding letters of credit.

The following table summarizes cash flows provided by (used for) operating activities, investing activities and financing activities for the periods indicated:

In thousands	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022	
Cash flows provided by (used for):						
Operating activities	$	133,649	$	173,033	$	119,198
Investing activities		(96,094)		(115,822)		(110,894)
Financing activities		(113,345)		(136,808)		(84,556)
Net increase (decrease) in cash, cash equivalents and restricted cash	$	(75,790)	$	(79,597)	$	(76,252)

Net Cash Provided by Operating Activities

Cash flows provided by operating activities decreased by $39.4 million to $133.6 million, during fiscal year 2024 from $173.0 million during fiscal year 2023 as a result of a decrease in non-cash reconciling items of $56.3 million and changes in net working capital and other assets and liabilities of $20.5 million, partially offset by an increase in net income of $37.4 million as compared to fiscal year 2023. Both the increase in net income and decrease in non-cash adjustments were primarily driven by the termination of the Walmart partnership and related impairment charges of $79.7 million in the prior year period, partially offset by impairments of long-lived assets and intangible assets of $40.1 million in the current year period.

Decreases in other liabilities used $50.3 million in year-over-year cash primarily due to decreases in compensation related accruals. Decreases in accounts payable used $16.2 million in year-over year cash. These were partially offset by decreases in trade receivables which contributed $44.2 million in year-over-year cash and decreases in inventories which contributed $22.1 million in year-over-year cash during fiscal year 2024. These changes in working capital during fiscal year 2024 are primarily due to the AC Lens wind down and the Walmart partnership termination.

Cash flows provided by operating activities increased by $53.8 million to $173.0 million, during fiscal year 2023 from $119.2 million during fiscal year 2022 as a result of changes in net working capital and other assets and liabilities, which contributed an additional $81.9 million in cash, partially offset by a decrease in net income and non-cash reconciling items of $28.0 million as compared to fiscal year 2022.

Working capital was most significantly impacted by changes in other liabilities and accounts receivable. Increases in other liabilities contributed $54.6 million in year-over-year cash primarily due to increases in compensation related accruals. Decreases in accounts receivable balances contributed $17.0 million in year-over-year cash primarily due to payments of deferred social security taxes in fiscal year 2022 pursuant to the CARES Act that did not recur in fiscal year 2023, and a decrease in managed care receivables due to timing.

Net Cash Used for Investing Activities

Net cash used for investing activities decreased by $19.7 million, to $96.1 million, during fiscal year 2024 from $115.8 million during fiscal year 2023. The decrease was primarily due to lower investments in doctor and in-store lab equipment, labs and distribution center, and new stores. We purchased $95.5 million in capital items during fiscal year 2024. Approximately 80% to 85% of our capital spend is related to our expected growth (i.e., new stores, remote medicine infrastructure, EHR, optometric equipment, additional capacity in our optical laboratories and distribution centers, and our IT infrastructure and omni-channel platform related investments).

Net cash used for investing activities increased by $4.9 million, to $115.8 million, during fiscal year 2023 from $110.9 million during fiscal year 2022. The increase was primarily due to investments in our labs and distribution centers, and store remodeling costs, partially offset by decreased investments in remote medicine. We purchased $114.8 million in capital items during fiscal year 2023.

Net Cash Provided by (Used for) Financing Activities

Net cash used for financing activities decreased $23.5 million, from $136.8 million use of cash during fiscal year 2023 to $113.3 million use of cash during fiscal year 2024. The decrease in cash used for financing activities was primarily due to an increase in proceeds from long-term debt related to the additional borrowings of $115.0 million and decreases in purchases of treasury stock of $25.3 million partially offset by increased principal payments of debt due to the repurchase of $217.7 million aggregate principal amount of the 2025 Notes for an aggregate cash repurchase price of $215.0 million in fiscal year 2024 as compared with the repurchase of the 2025 Notes for $99.3 million in fiscal year 2023.

Net cash used for financing activities increased $52.3 million, from $84.6 million use of cash during fiscal year 2022 to $136.8 million use of cash during fiscal year 2023. The increase in cash used for financing activities was primarily due to a repurchase of $100.0 million aggregate principal amount of the 2025 Notes for an aggregate cash repurchase price of $99.3 million in fiscal year 2023, partially offset by decreases in purchases of treasury stock of $56.0 million during fiscal year 2023 as compared with 2022.

Debt

The following table sets forth the amounts owed under our term loan and the 2025 Notes and the interest rate on such outstanding amounts, and the amount available for additional borrowing thereunder, as of the end of fiscal year 2024:

In thousands	Interest Rate [2]	Amount Outstanding	Amount Available for Additional Borrowing
2025 Notes, due May 15, 2025	Fixed	$ 84,774	$ —
Term Loan A, due June 13, 2028	Variable	254,188	—
Revolving Loans, due June 13, 2028[1]	Variable	—	293,619
Total		$ 338,962	$ 293,619

_____

(1) At December 28, 2024, the amount available under our revolving credit facility reflected a reduction of $6.4 million of letters of credit outstanding.

(2) Refer to Note 6. Debt for the interest rates used on the term loan and revolving credit facility. The 2025 Notes pay interest semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2020, at an annual rate of 2.50%.

Share Repurchase Authority

Effective November 8, 2021, the Company's Board of Directors authorized the Company to repurchase up to $50 million aggregate amount of shares of the Company's common stock. On November 29, 2021, the Company's Board of Directors authorized an increase from $50 million to $100 million in aggregate amount of shares of the Company's common stock that may be repurchased under the Company's current share repurchase program. On February 23, 2022, our Board of Directors authorized a $100 million increase to the share repurchase authorization, for a total authorization of $200 million. The Company's original share repurchase authorization expired on December 30, 2023, and had remaining capacity of $25 million. Effective February 23, 2024, the Board authorized the Company to repurchase up to $50 million aggregate amount of shares of the Company's common stock until January 3, 2026. As of December 28, 2024, $50 million remains available under the share repurchase authorization. During fiscal years 2023 and 2022, the Company repurchased 1.1 million shares of its common stock for $25 million and 2.7 million shares of its common stock for $80 million, respectively, under the share repurchase program. The

authorization permits the Company to make purchases of its common stock from time to time in the open market or privately negotiated transactions, and pursuant to pre-set trading plans meeting the requirements of all applicable securities laws and regulations. The timing and amounts of any such repurchases will depend on a variety of factors, including the market price of the Company's shares, general market and economic conditions, legal requirements and tax implications. The Company expects to fund the share repurchases using cash on hand.

Capital Expenditures

In thousands	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
New stores (owned brands)	$ 44,347	$ 51,938	$ 49,761
Laboratories, distribution centers and optometric equipment	7,981	26,030	30,073
Information technology and other	43,177	36,806	33,713
Total	$ 95,505	$ 114,774	$ 113,547

We expect capital expenditures in fiscal year 2025 to be approximately between $90 million and $95 million and to be used primarily in supporting the Company's growth through investments in new and existing stores, remote medicine, EHR, optical laboratories, and IT infrastructure. We expect to fund capital expenditures with cash flows from operations, but may also use existing cash balances or funds available through our revolving credit facility.

Material Cash Requirements

As of fiscal year end 2024, our current and long-term material cash requirements include the following commitments and contractual obligations:

In thousands	2025	2026	2027	2028	2029	Thereafter	Total
2025 Notes[a]	$ 84,774	$ —	$ —	$ —	$ —	$ —	$ 84,774
Term loan[b]	16,564	13,250	13,250	211,124	—	—	254,188
Revolving credit facility[c]	—	—	—	—	—	—	—
Estimated interest[d]	17,331	15,099	14,240	6,096	—	—	52,766
Noncancelable operating leases[e]	111,847	104,225	88,236	67,407	57,190	113,817	542,722
Finance leases[f]	4,284	4,252	3,379	1,973	633	458	14,979
Other commitments[g]	72,466	34,446	22,426	9,531	2,749	4,543	146,161
Total	$ 307,266	$ 171,272	$ 141,531	$ 296,131	$ 60,572	$ 118,818	$ 1,095,590

(a) Refer to Note 6. "Debt" for more information on the 2025 Notes and Note 15. "Earnings Per Share" for the treatment of earnings per share in relation to the 2025 Notes.
(b) Refer to Note 6. "Debt" to our consolidated financial statements for more information on our term loan.
(c) Refer to Note 6. "Debt" for more information on our revolving credit facility.
(d) We have estimated our interest payments on our term loan based on Term Secured Overnight Financing Rate as of the end of fiscal year 2024. Amounts and timing may be different from our estimated interest payments due to potential voluntary prepayments, borrowings and interest rate fluctuations.
(e) We lease our retail stores, optometric examination offices, distribution centers, office space and all of our optical laboratories with the exception of our St. Cloud, Minnesota lab, which we own. The vast majority of our leases are classified as operating leases under current accounting guidance. Although rent expense on operating leases is recorded in SG&A on a straight-line basis over the term of the lease, contractual obligations above represent required cash payments. Our lease arrangements require us to pay executory costs such as insurance, real estate taxes and common area maintenance and some of our leases are based on a percentage of sales. These expenses are generally variable, not included above, and were approximately $37.7 million during fiscal year ended 2024. Refer to Note 10. "Leases" for our current and long-term lease payment obligations.
(f) For leases classified as finance leases, the finance lease asset is recorded as property and equipment and a corresponding amount is recorded as a long-term debt obligation in the Consolidated Balance Sheets at the net present value of the minimum lease payments to be made over the lease term for new finance leases. We allocate each lease payment between a reduction of the lease obligation and interest expense using the effective interest method. Finance lease amounts above represent required contractual cash payments in the periods presented. Refer to Note 10. "Leases" for our current and long-term lease payment obligations.
(g) Other commitments include minimum purchase commitments with certain trade vendors and contractual agreements to purchase goods or services in the ordinary course of business.

In addition to lease commitments and contractual obligations, our material cash requirements also include operating expenses such as payroll, store rent, and advertising expenses, which we expect to fund primarily with existing cash balances and cash flows from operations.

We follow U.S. GAAP in making the determination as to whether to record an asset or liability related to our arrangements with third parties. Consistent with current accounting guidance, we do not record an asset or liability associated with long-term purchase, marketing and promotional commitments, or commitments to philanthropic endeavors. We have disclosed the amount of future commitments associated with these items in our consolidated financial statements. We are not a party to any other off-balance sheet arrangements.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions about future events that affect amounts reported in our consolidated financial statements and related notes, as well as the related disclosure of contingent assets and liabilities at the date of the financial statements. Management evaluates the accounting policies, estimates and judgments on an ongoing basis. We base our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

We have evaluated the accounting policies used in the preparation of the Company's consolidated financial statements and related notes and believe those policies to be reasonable and appropriate. Certain of these accounting policies require the application of significant judgment in selecting appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on historical experience, trends in the industry, information provided by customers and information available from other outside sources, as appropriate. More information on all of our significant accounting policies can be found in Note 1. "Business and Significant Accounting Policies," to our consolidated financial statements, as well as in certain other notes to the consolidated financial statements as indicated below.

Revenue Recognition

At our America's Best brand, our signature offer is two pairs of eyeglasses and a free eye exam for one low price. Since an eye exam is a key component in the ability for acceptable prescription eyewear to be delivered to a customer, we concluded that the eye exam service, while capable of being distinct from the eyeglass product delivery, was not distinct in the context of the two-pair offer. As a result, we do not allocate revenue to the eye exam associated with the two-pair offer, and we record all revenue associated with the offer in net product sales when the customer has received and accepted the merchandise.

We recognize revenue across our product protection plan and club membership contract portfolio based on the value delivered to the customers relative to the remaining services promised under the programs. We determine the value delivered based on the expected timing and amount of customer usage of benefits over the terms of the contracts. A 100 basis point change in our estimate of value delivered to customers compared to expected customer usage of benefits would have affected revenues in fiscal year 2024 by approximately $2 million; this amount would have been recognized at different times over the contract period.

Unearned revenue at the end of a reporting period is estimated based on processing and delivery times throughout the current month and generally ranges from approximately seven to ten days. All unearned revenue at the end of a reporting period is recognized in the next fiscal period. A one-day increase in our estimate of the average days needed to process delivery would have affected revenues in fiscal year 2024 by approximately $4 million, which would ultimately have been recorded in the next fiscal year.

The Company considers its revenue from managed care customers to include variable consideration and estimates such amounts associated with managed care customer revenues using the history of concessions provided and cash receipts from managed care providers; a 100 basis point change in our rate of concessions granted would have reduced our revenues in fiscal year 2024 by approximately $2 million.

See Note 9. "Revenue from Contracts with Customers" in our audited consolidated financial statements for additional information.

Impairment of P&E and ROU assets

In evaluating store-level property and equipment and ROU assets for recoverability and impairment, we may consider multiple factors including financial performance of the stores, regional and local business climates, future plans for the store operations and other qualitative factors. We estimate the fair value of the asset group using an income approach based on discounted cash flows, which requires estimates and assumptions of forecasted store revenue growth rates and store profitability. We consider market-based indications of prevailing rental rates, lease incentives and discount rates for retail space when estimating the fair value of ROU assets. Developing the estimates and assumptions used in our recovery and impairment evaluations require significant judgment.

We had $362.2 million of property and equipment, net, and ROU assets of $408.6 million as of December 28, 2024. Changes in estimates and assumptions used in our impairment testing of property and equipment could result in future impairment losses, which could be material. We recognized impairments of property and equipment and ROU assets of $10.1 million, $2.7 million and $5.5 million in fiscal years 2024, 2023 and 2022, respectively. Refer to Note 11. "Fair Value Measurement" for further information on impairments recognized in fiscal year 2024.

Impairment of Goodwill and Intangible Assets

We calculate the fair value of our reporting units using the income approach based on discounted cash flows analysis whereby estimated after-tax cash flows are discounted using a weighted average cost of capital. The cash flows used in the analysis are based on financial forecasts developed internally by management and require significant judgment. Significant unobservable inputs used in the fair value measurement of the reporting units include, but are not limited to, revenue growth rates, costs applicable to revenue, SG&A and discount rates. These assumptions are sensitive to future changes in the business profitability, changes in our business strategy, customer concentration risk and external market conditions, among other factors. See Note 5. "Goodwill and Intangible Assets" for further detail on goodwill impairment. As of December 28, 2024, we had $698.3 million of goodwill, $240.5 million of non-amortizing intangible assets, and $8.3 million of other intangible assets, net of accumulated amortization. Changes in estimates and assumptions used in our impairment testing could result in future impairment losses, which could be material. Significant judgments and assumptions are required in our impairment evaluations.

Our America's Best reporting unit was not at risk of failing the annual goodwill impairment test in fiscal year 2024. A hypothetical 100 basis point increase in the discount rate used to estimate the fair value of the America's Best reporting unit would not result in goodwill impairment in fiscal year 2024. As part of the annual goodwill impairment test in fiscal year 2024, the carrying value of the Eyeglass World reporting unit was written down to its estimated fair value, resulting in a $19.2 million impairment charge in fiscal year 2024. A hypothetical 100 basis point increase in the discount rate used to estimate the fair value of the Company's Eyeglass World reporting unit would result in additional goodwill impairment of approximately $19 million. Given the recent performance of the Eyeglass World brand, our impairment test reflected assumptions for future revenue growth and profitability that we believe to be achievable; changes to the growth assumptions or future strategy for this brand may negatively affect the fair value of the associated goodwill asset. Future changes in a reporting unit's business profitability, expected cash flows, changes in business strategy and external market conditions, among other factors, could require us to record an impairment charge for goodwill.

When evaluating indefinite-lived, non-amortizing trademarks and trade names for impairment, we use the relief-from-royalty method to estimate fair value, whereby an estimated royalty rate is determined based on comparable licensing arrangements, which is then applied to the revenue projections for the subject asset. The estimated fair value is calculated using a discounted cash flow analysis. We record an impairment charge as the excess of carrying value over estimated fair value. The fair value of the Eyeglass World trade name asset approximately equals its carrying value; changes to the growth assumptions or future strategy for this brand may negatively affect the fair value of this asset. A hypothetical 100 basis point increase in discount rates used to estimate the fair value of the Company's trademarks and trade names would not result in an impairment of the America's Best asset, but result in an approximate $5 million impairment of the Eyeglass World asset. A 10 basis point decrease in the royalty rates used in the analyses would not result in an impairment of America's Best asset, but result in an approximate $5 million impairment of the Eyeglass World asset in fiscal year 2024.

If impairment indicators related to finite-lived, amortizing intangible assets are present, we estimate cash flows expected to be generated over the remaining useful lives of the related assets based on current projections. If the projected net undiscounted cash flows are less than the carrying value of the related assets, we then measure impairment based on a discounted cash flow model and record an impairment charge as the excess of carrying value over the estimated fair value. The carrying value of the Fred Meyer contract and relationship intangible asset was written down to its estimated fair value, resulting in a $10.5 million impairment charge in fiscal year 2024. The Fred Meyer impairment testing was performed due to our decision to close certain Fred Meyer stores as part of our fleet review in fiscal year 2024.

Refer to Note 1. "Business and Significant Accounting Policies", Note 5. "Goodwill and Intangible Assets", and Note 11. "Fair Value Measurement" for further detail on impairment of goodwill and intangible assets.

Income Taxes

Income tax accounting involves the use of estimates and complex judgments in a number of areas including the recognition of deferred tax assets and liabilities and the evaluation of uncertain tax positions. Our net deferred liability balance as of December 28, 2024 was $77.9 million. As future events, including tax law changes, are unpredictable, we continue to monitor developments in the tax landscape and adjust our assumptions and estimates

accordingly. Changes in our assumptions and estimates could result in material changes to these balances. See Note 8. "Income Taxes" to our consolidated financial statements.

Inventories

Inventory shrinkage is estimated and recorded throughout the period in cost of sales based on historical results and current inventory levels. Inventory values are adjusted for estimated obsolescence and written down to net realizable value ("NRV") based on estimates of current and anticipated demand, customer preference, merchandise age, planned promotional activities, compliance with contact lens vendor return policies, and estimates of future retail sales prices. Actual shrinkage is recorded throughout the year based upon periodic physical counts. As of December 28, 2024, our total inventory balance was $93.9 million. A 10% increase in the obsolescence and shrinkage reserves will not have a material impact on our financial position. See Note 1. "Business and Significant Accounting Policies" to our consolidated financial statements.

Recently Issued Accounting Pronouncements

For information on recently issued accounting pronouncements, see Note 1. "Business and Significant Accounting Policies" to our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We have market risk exposure from changes in interest rates. When appropriate, we may use derivative financial instruments to mitigate the risk from such exposure. A discussion of our accounting policies for derivative financial instruments is included in Note 1. "Business and Significant Accounting Policies" and Note 11. "Fair Value Measurement" to our consolidated financial statements.

A significant portion of our debt bears interest at variable rates. If market interest rates increase, the interest rate on our variable rate debt will increase and will create higher debt service requirements, which would adversely affect our cash flow and could adversely impact our results of operations. Our interest rate collar was intended to mitigate some of the effects of increases in interest rates.

As of December 28, 2024, $254.2 million of term loan borrowings were subject to variable interest rates and we had total borrowings of $339.0 million with a weighted average borrowing rate of 6.5%. Our interest rate collar matured on July 18, 2024 and our variable interest rate term loan borrowings are exposed to changes in market rates. An increase or decrease to market rates of 1.0% would result in a $2.5 million increase or decrease to interest expense as of December 28, 2024. See Note 14. "Interest Rate Derivatives" to our consolidated financial statements for more information on our interest rate collar.

Item 8. Consolidated Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of National Vision Holdings, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of National Vision Holdings, Inc. and subsidiaries (the "Company") as of December 28, 2024, and December 30, 2023, the related consolidated statements of operations and comprehensive (loss) income, stockholders' equity, and cash flows, for each of the three years in the period ended December 28, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2024, and December 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 28, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Trademarks and Trade names — America's Best and Eyeglass World — Refer to Notes 1 and 5 to the financial statements

Critical Audit Matter Description

The Company tests goodwill and trademarks and trade names for impairment annually, or more frequently as warranted by events or changes in circumstances which indicate that the carrying value of assets may not be recoverable. The Company evaluates impairment by comparing the fair value of the reporting unit and trademarks and trade names with their respective carrying value. For each reporting unit, the Company used the income approach, which is based on a discounted cash flow analysis and calculated the fair value of the reporting unit by estimating after-tax cash flows discounted using a discount rate. For each trademark and trade name, the Company used the relief-from-royalty method, which involves estimating a royalty rate based on comparable licensing arrangements, applying that rate to revenue projections for the subject asset, and then estimating fair value using a discounted cash flow analysis. The determination of fair value requires management to make significant estimates and assumptions related to the discount rate for goodwill and trademarks and trade names, and forecasts of costs applicable to revenue and store-level selling, general and administrative expenses ("SG&A") for goodwill. The discount rate may also incorporate certain risk premiums, such as a company-specific risk premium ("CSRP"), which represents the incremental return that investors may require to compensate for risks, uncertainties and variability in the estimated future cash flows. Changes in these assumptions could have a significant impact on the

fair value which could lead to an impairment charge or an additional impairment charge. As of December 28, 2024, the Company's recorded balance of goodwill was $606.5 million related to America's Best and $91.8 million related to Eyeglass World. The balance of trademarks and trade names at December 28, 2024 was $40.0 million related to Eyeglass World. The fair value of the reporting unit for America's Best exceeded the carrying value as of the measurement date, and the fair value of the Eyeglass World trademark and trade name approximately equaled its carrying value; therefore, no impairment was recognized. The carrying value of the Eyeglass World reporting unit was written down to its estimated fair value, resulting in a $19.2 million impairment charge in fiscal year 2024.

We identified the valuation of the reporting unit for America's Best and Eyeglass World, and the trademark and trade name for Eyeglass World, as a critical audit matter because of the significant judgments made by management to estimate fair value. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the selection of the discount rate, including the CSRP, for the goodwill related to America's Best and Eyeglass World and trademark and trade name related to Eyeglass World, and the forecasts of costs applicable to revenue and store-level SG&A for the goodwill related to America's Best and Eyeglass World.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the discount rate, including the CSRP, used by management to estimate the fair value of the reporting units for goodwill and the fair value of the trademark and trade name, and the forecasts of costs applicable to revenue and store-level SG&A used by management to estimate the fair value of the reporting unit for goodwill included the following, among others:

- We tested the design and operating effectiveness of controls over management's impairment evaluation, including those over the determination of the fair value and related to management's selection of the discount rate, and the forecasts of costs applicable to revenue and store-level SG&A.

- We performed a sensitivity analysis of the discount rate, the forecasts of costs applicable to revenue and store-level SG&A, including their impact on future cash flows.

- We evaluated management's ability to accurately forecast costs applicable to revenue and store-level SG&A and evaluated the reasonableness of these assumptions by comparing management's forecasts for historical periods to actual results for those periods.

- We evaluated the consistency of estimates and assumptions relating to costs applicable to revenue and store-level SG&A in the discounted cash flow model for the reporting unit to those used by management in other annual forecasting activities.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the selected discount rate, including the CSRP, by:
    - Testing the source information underlying the determination of the discount rate and the mathematical accuracy of the calculation.
    - Developing a range of independent estimates and comparing those to the discount rate selected by management.
    - Evaluating the forecasts to understand and sensitize management's assumptions regarding the risk inherent in the forecasts.

/s/ Deloitte & Touche LLP

Atlanta, GA

February 25, 2025

We have served as the Company's auditor since 2002.

Consolidated Balance Sheets
In Thousands, Except Par Value

	As of December 28, 2024	As of December 30, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 73,948	$ 149,896
Accounts receivable, net	49,938	86,854
Inventories	93,918	119,908
Prepaid expenses and other current assets	32,024	40,012
Total current assets	249,828	396,670
Noncurrent assets		
Property and equipment, net	362,175	360,187
Goodwill	698,305	717,544
Trademarks and trade names	240,547	240,547
Other intangible assets, net	8,269	20,173
Right of use assets	408,589	406,275
Other assets	40,058	28,336
Noncurrent assets of discontinued operations	—	2,779
Total noncurrent assets	1,757,943	1,775,841
Total assets	$ 2,007,771	$ 2,172,511
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 53,643	$ 67,556
Other payables and accrued expenses	109,036	123,288
Unearned revenue	42,002	48,117
Deferred revenue	62,507	62,867
Current maturities of long-term debt and finance lease obligations	101,392	10,480
Current operating lease obligations	99,694	85,090
Current liabilities of discontinued operations	—	302
Total current liabilities	468,274	397,700
Noncurrent liabilities:		
Long-term debt and finance lease obligations, less current portion and debt discount	248,610	450,771
Noncurrent operating lease obligations	366,335	376,814
Deferred revenue	22,082	21,459
Other liabilities	8,228	8,465
Deferred income taxes, net	77,909	87,884
Total noncurrent liabilities	723,164	945,393
Commitments and contingencies (See Note 13)		
Stockholders' equity:		
Common stock, $0.01 par value; 200,000 shares authorized; 85,444 and 84,831 shares issued as of December 28, 2024 and December 30, 2023, respectively; 78,775 and 78,311 shares outstanding as of December 28, 2024 and December 30, 2023, respectively	854	848
Additional paid-in capital	807,048	788,967
Accumulated other comprehensive loss	—	(419)
Retained earnings	226,117	254,616
Treasury stock, at cost; 6,669 and 6,520 shares as of December 28, 2024 and December 30, 2023, respectively	(217,686)	(214,594)
Total stockholders' equity	816,333	829,418
Total liabilities and stockholders' equity	$ 2,007,771	$ 2,172,511

The accompanying notes are an integral part of these consolidated financial statements.

National Vision Holdings, Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive (Loss) Income
In Thousands, Except Earnings Per Share

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
Revenue:			
Net product sales	$ 1,463,139	$ 1,423,229	$ 1,340,302
Net sales of services and plans	360,181	333,142	304,373
Total net revenue	1,823,320	1,756,371	1,644,675
Costs applicable to revenue (exclusive of depreciation and amortization):			
Products	433,194	424,011	402,067
Services and plans	330,862	310,644	265,598
Total costs applicable to revenue	764,056	734,655	667,665
Operating expenses:			
Selling, general and administrative expenses	938,524	904,757	832,609
Depreciation and amortization	91,349	89,874	88,690
Asset impairment	39,851	2,699	5,499
Other expense (income), net	(101)	(104)	(2,554)
Total operating expenses	1,069,623	997,226	924,244
Income (loss) from operations	(10,359)	24,490	52,766
Interest expense, net	16,184	14,339	462
(Gain) loss on extinguishment of debt	(859)	599	—
Earnings (loss) from continuing operations before income taxes	(25,684)	9,552	52,304
Income tax provision (benefit)	1,481	6,006	15,545
Income (loss) from continuing operations, net of tax	(27,165)	3,546	36,759
Income (loss) from discontinued operations, net of tax (See Note 2)	(1,334)	(69,447)	5,363
Net income (loss)	$ (28,499)	$ (65,901)	$ 42,122
Basic Earnings (loss) per share:			
Continuing operations	$ (0.35)	$ 0.05	$ 0.46
Discontinued operations	$ (0.02)	$ (0.89)	$ 0.07
Total	$ (0.36)	$ (0.84)	$ 0.53
Diluted Earnings (loss) per share:			
Continuing operations	$ (0.35)	$ 0.05	$ 0.46
Discontinued operations	$ (0.02)	$ (0.88)	$ 0.07
Total	$ (0.36)	$ (0.84)	$ 0.52
Weighted average shares outstanding:			
Basic	78,592	78,313	79,831
Diluted	78,592	78,596	80,298
Comprehensive income (loss):			
Net income (loss)	$ (28,499)	$ (65,901)	$ 42,122
Unrealized gain on hedge instruments	548	1,019	1,020
Tax provision of unrealized gain on hedge instruments	129	259	259
Comprehensive income (loss)	$ (28,080)	$ (65,141)	$ 42,883

The accompanying notes are an integral part of these consolidated financial statements.

National Vision Holdings, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
In Thousands

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total Stockholders' Equity
	Shares	Amount					
Balances at January 2, 2022	81,405	$ 838	$ 750,478	$ (1,940)	$ 278,395	$(101,791)	$ 925,980
Issuance of common stock	433	4	3,282	—	—	—	3,286
Stock-based compensation	—	—	13,353	—	—	—	13,353
Purchase of treasury stock	(2,846)	—	—	—	—	(84,388)	(84,388)
Repurchase of 2025 Notes	—	—	(1)	—	—	—	(1)
Unrealized gain on hedge instruments, net of tax	—	—	—	761	—	—	761
Net income (loss)	—	—	—	—	42,122	—	42,122
Balances at December 31, 2022	78,992	842	767,112	(1,179)	320,517	(186,179)	901,113
Issuance of common stock	558	6	1,832	—	—	—	1,838
Stock-based compensation	—	—	20,023	—	—	—	20,023
Purchase of treasury stock	(1,239)	—	—	—	—	(28,415)	(28,415)
Unrealized gain on hedge instruments, net of tax	—	—	—	760	—	—	760
Net income (loss)	—	—	—	—	(65,901)	—	(65,901)
Balances at December 30, 2023	78,311	848	788,967	(419)	254,616	(214,594)	829,418
Issuance of common stock	613	6	1,501	—	—	—	1,507
Stock-based compensation	—	—	16,580	—	—	—	16,580
Purchase of treasury stock	(149)	—	—	—	—	(3,092)	(3,092)
Unrealized gain on hedge instruments, net of tax	—	—	—	419	—	—	419
Net income (loss)	—	—	—	—	(28,499)	—	(28,499)
Balances at December 28, 2024	78,775	$ 854	$ 807,048	$ —	$ 226,117	$(217,686)	$ 816,333

The accompanying notes are an integral part of these consolidated financial statements.

National Vision Holdings, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
In Thousands

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
Cash flows from operating activities:			
Net income (loss)	$ (28,499)	$ (65,901)	$ 42,122
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	92,680	98,252	99,956
Amortization of debt discount and deferred financing costs	2,121	3,351	3,314
Amortization of cloud computing implementation costs	6,402	3,170	6,012
Asset impairment	40,099	82,413	5,783
Deferred income tax expense (benefit)	(9,975)	(5,989)	11,024
Stock-based compensation expense	16,708	20,174	13,512
Losses (gains) on change in fair value of derivatives	(34)	(1,274)	(16,377)
Inventory adjustments	4,391	3,707	2,371
Other	(1,013)	3,891	2,122
Changes in operating assets and liabilities:			
Accounts receivable	36,399	(7,817)	(24,816)
Inventories	21,598	(457)	(1,860)
Operating lease right of use assets and liabilities	(2,321)	524	859
Other assets	(7,286)	(3,171)	(10,268)
Accounts payable	(13,913)	2,280	945
Deferred and unearned revenue	(5,852)	7,401	6,655
Other liabilities	(17,856)	32,479	(22,156)
Net cash provided by operating activities	133,649	173,033	119,198
Cash flows from investing activities:			
Purchase of property and equipment	(95,505)	(114,774)	(113,547)
Other	(589)	(1,048)	2,653
Net cash used for investing activities	(96,094)	(115,822)	(110,894)
Cash flows from financing activities:			
Repayments on long-term debt	(222,064)	(103,000)	(4)
Proceeds from issuance of long-term debt	115,000	—	—
Proceeds from issuance of common stock	1,507	1,837	3,744
Purchase of treasury stock	(3,092)	(28,415)	(84,388)
Payments of debt issuance costs	(1,703)	(3,312)	—
Payments on finance lease obligations	(2,993)	(3,918)	(3,908)
Net cash used for financing activities	(113,345)	(136,808)	(84,556)
Net change in cash, cash equivalents and restricted cash	(75,790)	(79,597)	(76,252)
Cash, cash equivalents and restricted cash, beginning of year	151,027	230,624	306,876
Cash, cash equivalents and restricted cash, end of year	$ 75,237	$ 151,027	$ 230,624
Supplemental cash flow disclosure information:			
Cash paid for interest	$ 13,398	$ 11,735	$ 16,940
Cash paid for taxes	$ 6,332	$ 7,571	$ 7,481
Capital expenditures accrued at the end of the period	$ 9,248	$ 5,412	$ 9,594

The accompanying notes are an integral part of these consolidated financial statements.

National Vision Holdings, Inc. and Subsidiaries
Index to Notes to Consolidated Financial Statements

1. Business and Significant Accounting Policies

Nature of Operations

National Vision Holdings, Inc. ("NVHI," the "Company," "we," "our," or "us") is a holding company whose operating subsidiaries include its indirect wholly owned subsidiary, National Vision, Inc. ("NVI") and NVI's direct wholly owned subsidiaries. We are a leading value retailer of eyeglasses and contact lenses in the United States ("U.S"). We operated 1,240 and 1,188 retail optical locations in the U.S. and its territories as of the fiscal years ended December 28, 2024 and December 30, 2023, respectively, through our four store brands, including America's Best Contacts and Eyeglasses ("America's Best"), Eyeglass World, Vista Optical locations on select U.S. Army/Air Force military bases ("Military") and within select Fred Meyer stores. We also operate omni-channel websites for our America's Best, Eyeglass World and Military brands, as well as a dedicated e-commerce website.

We operated 225 stores for Walmart Inc. ("Walmart") as of December 30, 2023; these stores are not reflected in the store counts above and the operating results of these stores are presented as discontinued operations. Also presented in discontinued operations are the majority of the operations formerly conducted by the Company's Arlington Contact Lens ("AC Lens") subsidiary, which sold eyeglasses, contact lenses and optical accessory products to retail customers through various websites, and distributed contact lenses to Walmart and Sam's Club store locations. Refer to Note 2. "Discontinued Operations" for more information.

We also operate a specialized health maintenance organization ("HMO") that is licensed as a single-service health plan under California law. The HMO issues individual vision plans in connection with our America's Best operations in California.

Fiscal Year

We operate on a retail fiscal calendar that results in a given fiscal year consisting of a 52-week or 53-week period ending on the Saturday closest to December 31. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, each of the first, second and third quarters include 13 weeks of operations and the fourth quarter includes 14 weeks of operations.

References herein to "fiscal year 2024", "fiscal year 2023" and "fiscal year 2022," relate to the 52 weeks ended December 28, 2024, December 30, 2023, and December 31, 2022, respectively. Unless otherwise stated, references to years in this report relate to fiscal years rather than calendar years.

Basis of Presentation and Principles of Consolidation

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The consolidated financial statements include our accounts and those of our subsidiaries, all of which are wholly-owned. All intercompany balances and transactions have been eliminated in consolidation. Certain amounts within the consolidated financial statements and footnotes to the financial statements for fiscal year 2023 and fiscal year 2022 have been reclassified to conform to the fiscal year 2024 presentation. Retrospective reclassifications have been made to prior period financial statements and disclosures to present the discontinued operations. Refer to Note 2. "Discontinued Operations" for more information on discontinued operations.

The Company has consolidated certain entities meeting the definition of a variable interest entity ("VIE") as the Company concluded that it is the primary beneficiary of the entities under the provisions of Accounting Standards Codification 810, Consolidation. As of December 28, 2024, the variable interest entities include 29 professional corporations. The total assets of the consolidated VIEs included in the accompanying Consolidated Balance Sheets as of December 28, 2024 and December 30, 2023, were $7.0 million and $8.3 million, respectively, and the total liabilities of the consolidated VIEs were $8.4 million and $9.8 million, respectively.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Share Repurchases

Effective November 8, 2021, the Company's Board of Directors (the "Board") authorized the Company to repurchase up to $50 million aggregate amount of shares of the Company's common stock. On November 29, 2021, the Company's Board of Directors authorized an increase from $50 million to $100 million in aggregate amount of shares of the Company's common stock that may be repurchased under the Company's current share repurchase program. On February 23, 2022, our Board of Directors authorized a $100 million increase to the share repurchase authorization, for a total authorization of $200 million. The Company's original share repurchase authorization expired on December 30, 2023, and had remaining capacity of $25 million. Effective February 23, 2024, the Board authorized the Company to repurchase up to $50 million aggregate amount of shares of the Company's common stock until January 3, 2026. As of December 28, 2024, $50 million remains available under the share repurchase authorization. During fiscal years 2023 and 2022, the Company repurchased 1.1 million shares of its common stock for $25 million and 2.7 million shares of its common stock for $80 million, respectively, under the share repurchase program. The authorization permits the Company to make purchases of its common stock from time to time in the open market or privately negotiated transactions, and pursuant to pre-set trading plans meeting the requirements of all applicable securities laws and regulations. The timing and amounts of any such repurchases will depend on a variety of factors, including the market price of the Company's shares, general market and economic conditions, legal requirements and tax implications. The Company expects to fund the share repurchases using cash on hand. Repurchased shares are reflected in Treasury stock on the Consolidated Balance Sheets.

CARES Act

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security ("CARES") Act was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, accelerates a company's ability to recover Alternative Minimum Tax ("AMT") refundable credits that otherwise could have been claimed in 2020 and 2021, to 2018 and 2019, with an option to elect recovery of the full credit amount for 2018. The Company recognizes government grants for which there is a reasonable assurance of compliance with grant conditions and receipt of credits. Amounts receivable under the CARES Act were $9.0 million as of December 28, 2024 and December 30, 2023. Credits recognized under the CARES Act offset deferred payroll taxes that would otherwise be payable as of January 1, 2022.

In addition to the CARES Act, the Consolidated Appropriations Act, 2021, H.R. 133 was signed into law on December 27, 2020 and, among other things, allows for 100% deductibility of meals and entertainment expenses for the tax years ended 2022 and 2021. In 2023, the deductibility was reduced to 50% of meals and 0% of entertainment expenses.

Cash and Cash Equivalents

Cash consists of currency and demand deposits with financial institutions and money market funds. We consider all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. We also review cash balances on a bank by bank basis to identify book overdrafts. Book overdrafts occur when the amount of outstanding checks exceed the cash deposited at a bank. We reclassify book overdrafts, if any, to Accounts payable in the accompanying Consolidated Balance Sheets.

Accounts Receivable, Net

Accounts receivable associated with revenues consist primarily of trade receivables and credit card receivables. Trade receivables consist primarily of receivables from managed care payors. While we have relationships with almost all vision care insurers in the U.S. and with all of the major carriers, currently, a relatively small number of payors comprise the majority of our managed care revenues, subjecting us to concentration risk. Accounts receivable are reduced by allowances for credit losses. Estimates of our allowance for credit losses are based on our historical and current operating, billing, and collection trends, as well as current conditions and reasonable and supportable forecasts about the future. Accounts receivable are written off after all collection attempts have been exhausted. Credit loss expense recognized on our receivables, which is presented in SG&A expenses in the Company's Consolidated Statements of Operations, was approximately $0.4 million, $0.6 million and $0.8 million for the fiscal years 2024, 2023 and 2022, respectively.

Inventories

The cost of inventory is determined using the weighted average cost method. Inventories at retail stores consist of finished goods and are valued at the lower of cost or estimated net realizable value ("NRV"). Manufactured inventories are valued using absorption accounting which includes material, labor, other variable costs and other applicable manufacturing overhead. Inventory values are adjusted for estimated obsolescence and written down to NRV based on estimates of current and anticipated demand, customer preference, merchandise age, planned promotional activities, contact lens vendor return acceptance activity, and estimates of future retail sales prices.

Shrinkage is estimated and recorded throughout the period in costs applicable to revenue based on historical results and current inventory levels. Actual shrinkage is recorded throughout the year based upon periodic physical counts. See Note 4. "Details of Certain Balance Sheet Accounts" for further details.

The Company's inventory consists primarily of eyeglass frames, contact lenses, and unprocessed eyeglass lenses. A significant portion of our inventory is supplied by a small number of key vendors. During fiscal year 2024, approximately 94% of contact lens expenditures were with three vendors and approximately 82% of lens expenditures were with one vendor. This exposes us to vendor concentration risk. We are less exposed to a supplier risk for our eyeglass frames as only approximately 54% of frame expenditures were with two vendors.

Property and Equipment

Property and equipment ("P&E") is stated at cost less accumulated depreciation. Depreciation associated with P&E is included in Depreciation and amortization in the accompanying Consolidated Statements of Operations. When we retire or otherwise dispose of P&E, we remove the cost and related accumulated depreciation from our accounts and recognize any gain or loss on the sale of such assets in SG&A in the Consolidated Statements of Operations and Comprehensive (Loss) Income. We capitalize major replacements and remodeling, and recognize expenditures for maintenance and repairs in SG&A.

We depreciate P&E for financial accounting purposes using the straight-line method over the following estimated useful lives:

Buildings	34 years
Equipment	3 - 10 years
Information technology hardware and software [a]	2 - 5 years
Furniture and fixtures	6 years
Leasehold improvements[b]	5 - 10 years
P&E under finance leases [b]	10 years

––––––––––

(a) Costs of developing or obtaining software for internal use, such as direct costs of materials or services and internal payroll costs related to the software development projects, are capitalized to information technology hardware and software.

(b) Depreciation of leasehold improvements is recognized over the shorter of the estimated useful life of the asset or the term of the lease. The term of the lease includes renewal options for additional periods if the exercise of the renewal is considered to be reasonably assured.

Cloud Computing Arrangements

The Company capitalizes certain costs related to the acquisition and development of internal use software, including implementation costs incurred in a cloud computing arrangement during the application development stages of projects. Capitalized implementation costs are amortized on a straight-line basis over the expected term of the hosting arrangement, which includes consideration of the non-cancellable contractual term and reasonably certain renewals. Costs incurred during the preliminary project or the post-implementation stages of the project are expensed as incurred. Implementation costs are included in Other assets in our Consolidated Balance Sheets. Amortization of capitalized implementation costs is included in Selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income.

Goodwill and Intangible Assets

Indefinite-lived intangible assets include goodwill and our trademarks and tradenames; we evaluate these assets annually for impairment, or more frequently if events and circumstances indicate that it is more likely than not that goodwill or intangible assets are impaired. Our annual testing date for impairment of goodwill and indefinite-lived intangible assets is the first day of the fourth fiscal quarter, which for fiscal year 2024 was September 29, 2024. Costs to renew intangible assets are expensed as incurred.

Goodwill is impaired if a reporting unit's carrying value exceeds its fair value, and impairment is calculated as the excess between carrying value over fair value. We consider each of our operating segments to be reporting units. We estimate the fair value of our reporting units using the income approach, which is based on a discounted cash flow analysis and involves estimating after-tax cash flows that are discounted using a weighted average cost of capital that considers both market risk and company-specific risk. The cash flows used in the analysis are based on financial forecasts developed internally by management and require significant judgment. Significant unobservable inputs used in the fair value measurement of the reporting units include, but are not limited to, revenue growth rates, costs applicable to revenue, SG&A and discount rates. These assumptions are sensitive to future changes in the business profitability, changes in our business strategy and external market conditions, among other factors. A decrease to the

long-term revenue growth rate assumption or an increase to the expense growth rate assumptions could require us to record goodwill impairment charges.

We use the relief-from-royalty method to estimate fair value of our trademarks and trade names, which involves estimating a royalty rate based on comparable licensing arrangements, applying that rate to the revenue projections for the subject asset, and then estimating fair value using a discounted cash flow analysis; the discounted cash flow analysis uses a weighted average cost of capital that considers both market risk and company-specific risk. We record an impairment charge as the excess of carrying value over estimated fair value.

Finite-lived, amortizing intangible assets primarily consist of our Fred Meyer contracts and relationship. We amortize finite-lived intangible assets on a straight-line basis over their estimated useful lives. Amortization expense associated with finite-lived intangible assets is included in Depreciation and amortization in the accompanying Consolidated Statements of Operations.

If impairment indicators related to amortizing intangible assets are present, we estimate cash flows expected to be generated over the remaining useful lives of the related assets based on current projections. If the projected net undiscounted cash flows are less than the carrying value of the related assets, we then measure impairment based on a discounted cash flow model and record an impairment charge as the excess of carrying value over estimated fair value.

See Note 2. "Discontinued Operations", Note 5. "Goodwill and Intangible Assets", and Note 11. "Fair Value Measurement" for further detail on impairment of goodwill and intangible assets.

Investments

In the second quarter of fiscal year 2023, we completed an investment in an entity specializing in applying artificial intelligence-powered screening and diagnostic tools to retinal imaging. During fiscal year 2024 and 2023, we invested $1.5 million and $1.8 million, respectively. The investment is valued at cost. In fiscal year 2024, we completed an investment in a convertible promissory note issued by this entity. The investments are recognized in Other assets in the Consolidated Balance Sheets and in Other in the investing section of the Consolidated Statements of Cash Flows for fiscal years fiscal years 2024 and 2023. Refer to Note 11. "Fair Value Measurement" for more information on the promissory note.

We previously had an investment in an entity that was acquired by a third party in fiscal year 2021. We received $2.7 million in fiscal year 2022 related to an earnout associated with the sale. These proceeds were reflected in Other expense (income), net on the Consolidated Statements of Operations and Comprehensive (Loss) Income and in Other in the investing section of the Consolidated Statements of Cash Flows.

Fair Value Measurement of Assets and Liabilities

The Company accounts for certain assets and liabilities at fair value. The Company generally uses a market approach, when practicable, in valuing financial instruments. For certain assets the Company may also use a valuation technique consistent with the income approach whereby future cash flows are converted to a single discounted amount. The carrying value of the Company's cash equivalents and restricted cash, accounts receivable, accounts payable and other payables and accrued expenses, approximate fair value due to their short-term nature.

Non-financial assets such as P&E, right of use ("ROU") assets and intangible assets are subject to nonrecurring fair value measurements if impairment indicators are present. Factors we consider important that could trigger an impairment review include a significant under-performance compared to expected operating results, a significant or adverse change in customer business climate, and a significant negative industry or economic trend.

Refer to "Long-lived Asset Impairment" section below and Note 11. "Fair Value Measurement" for the Company's recurring and non-recurring fair value measurements.

Deferred Financing Costs and Loan Discounts

Costs incurred in connection with long-term debt which are paid directly to the Company's lenders and to third parties are presented as reductions to our long-term debt balance, except for the costs related to our revolving credit facility which are presented as assets. These costs are amortized over the term of the related financing agreement and included in Interest expense, net in the accompanying Consolidated Statements of Operations.

Self-Insurance Liabilities

We are primarily self-insured for workers' compensation, associate health benefits and general liability claims. We record self-insurance liabilities based on claims filed, including the development of those claims and an estimate of claims incurred but not yet reported. Should a different amount of claims occur compared to what was estimated, or costs of the claims increase or decrease beyond what was anticipated, liabilities may need to be adjusted

accordingly. We periodically update our estimates and record such adjustments in the period in which such determination is made. Self-insurance liabilities are recorded on an undiscounted basis in the accompanying Consolidated Balance Sheets. Refer to the following table and Note 4. "Details of Certain Balance Sheet Accounts" for further details.

We reinsure worker's compensation and medical claims above our retention levels with a highly rated financial institution that can be expected to fully perform under the terms of the arrangement. Estimated recoveries from reinsurance as of fiscal year end 2024 and 2023 are shown in the following table.

In thousands	Balance Sheet Classification	As of December 28, 2024		As of December 30, 2023	
Current portion	Prepaid Expenses and Other Current Assets	$	854	$	990
Noncurrent portion	Other Assets		1,281		1,549
Total estimated recoveries from reinsurance		$	2,135	$	2,539

Derivative Financial Instruments

The Company has used interest rate derivatives to manage the exposure of its Term Secured Overnight Financing Rate ("Term SOFR")-based debt to fluctuations in interest rates. If our derivatives are designated as cash flow hedges, we formally document our hedge relationships, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for undertaking the hedge transactions. We record all interest rate derivatives in our Consolidated Balance Sheets on a gross basis at fair value. Fair value represents estimated amounts we would receive or pay upon a termination of interest rate derivatives prior to their scheduled expiration dates. The fair value is based on information that is model-driven and whose inputs were observable (Level 2 inputs) such as Term SOFR forward rates. We do not hold or enter into financial instruments for trading or speculative purposes.

The gain or loss resulting from fair value adjustments for highly effective cash flow hedges is recorded in Accumulated other comprehensive loss ("AOCL") in the accompanying Consolidated Balance Sheets until the hedged item is recognized as Interest expense, net in the Consolidated Statements of Operations. The gain or loss resulting from fair value adjustments of derivatives not deemed to be highly effective cash flow hedges is recognized in Interest expense, net immediately. We perform periodic assessments of the effectiveness of our derivative contracts designated as hedges, if applicable.

To manage credit risk associated with our interest rate hedging program, we select as counterparties major financial institutions with investment grade credit ratings. The impact of credit risk, as well as the ability of each party to fulfill its obligations under our derivative financial instruments, is considered in determining the fair value of the contracts. We were party to an interest rate collar to offset the variability of cash flows in Term SOFR-indexed debt interest payments. The interest rate collar matured on July 18, 2024. See Note 14. "Interest Rate Derivatives" for further details.

Accumulated Other Comprehensive Loss

AOCL is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive loss, net of income tax, is entirely composed of the cumulative unrealized loss on our previously effective hedging instruments. See Note 17. "Accumulated Other Comprehensive Loss" for details of reclassifications out of AOCL.

Revenue Recognition

Net product sales include sales of prescription and non-prescription eyewear, contact lenses and related accessories to retail customers (including those covered by managed care). Net sales of services and plans include sales of eye exams, eye care club membership fees, product protection plans (i.e. warranties) and HMO vision plan fees.

At our America's Best brand, our signature offer is two pairs of eyeglasses and a free eye exam for one low price ("two-pair offer"). Since an eye exam is a key component in the ability for acceptable prescription eyewear to be delivered to a customer, we concluded that the eye exam service, while capable of being distinct from the eyeglass product delivery, was not distinct in the context of the two-pair offer. As a result, we do not allocate revenue to the eye exam associated with the two-pair offer, and we record all revenue associated with the offer in Owned & Host net product sales when the customer has received and accepted the merchandise.

Our retail customers generally make payments for prescription eyewear products at the time they place an order. Amounts we collect in advance for undelivered merchandise are reported as Unearned revenue in the accompanying Consolidated Balance Sheets. Unearned revenue at the end of a reporting period is estimated based on processing and delivery times throughout the current month which generally range from approximately seven to 10 days; all unearned revenue at the end of a reporting period is recognized in the next fiscal period.

Revenue is recognized net of sales taxes and returns and includes amounts billed to customers related to shipping and handling costs. The returns allowance is based on historical return patterns. Provisions for estimated returns are established and the expected costs continue to be recognized as reductions to revenue when the products are sold. Shipping and handling costs are accounted for as fulfillment costs and are included in costs applicable to revenue.

An increasing percentage of our customers receive vision insurance coverage through managed care payors. These payors represent an increasingly significant portion of our overall revenues and our revenue growth and represented approximately 40% of our revenues from continuing operations in fiscal year 2024.

We record reductions in revenue for estimated price concessions granted to managed care providers. The Company considers its revenue from managed care customers to include variable consideration and estimates such amounts associated with managed care customer revenues using the history of concessions provided and cash receipts from managed care providers. We reduced our net revenue for variable considerations of $17.7 million, $14.7 million and $13.0 million during the fiscal years 2024, 2023 and 2022, respectively.

Refer to Note 9. "Revenue from Contracts with Customers" for further details of our revenues.

Costs Applicable to Revenue

Costs applicable to revenue consist primarily of cost of products sold and costs of administering services and plans. Costs of products sold include (i) costs to procure non-prescription eyewear, contacts and accessories which we purchase and sell in their finished form, (ii) costs to manufacture finished prescription eyeglasses, including direct materials, labor and overhead and (iii) remake costs, warehousing and distribution expenses and internal transfer costs. Costs of services and plans include costs associated with warranty programs, eye care club memberships, HMO vision plan fees, eye care practitioner and eye exam technician payroll, taxes and benefits and optometric and other service costs. Depreciation and amortization are excluded from costs applicable to revenue and are presented separately on the accompanying Consolidated Statements of Operations and Comprehensive (Loss) Income.

As a component of the Company's procurement program, the Company frequently enters into contracts with its vendors that provide for payments of rebates or other allowances. These vendor payments are reflected when earned or as progress is made toward earning the rebate or allowance and, depending on the terms of the agreement with the vendor, are treated as a reduction of the carrying value of the inventory and a resultant reduction of cost of products. Rebates that have been earned but not yet received are recognized as an increase to Accounts receivable, net or a reduction to Accounts payable, depending on the nature of the agreement with the vendor, until the payment has been received.

Selling, General and Administrative

SG&A includes store associate (including optician) payroll, taxes and benefits, occupancy and other store expenses, advertising and promotion, field services, and corporate support. Advertising and promotion costs, including online marketing arrangements, newspaper, direct mail, television and radio, are recorded in SG&A and expensed at the time the advertising first occurs. Production costs of future media advertising and related promotional campaigns are deferred until the advertising events occur. Non-capital expenditures associated with opening new stores, including rent, marketing expenses, travel and relocation costs, and training costs, are recorded in SG&A as incurred. Certain vendor contracts provide for marketing co-op allowances; such allowances are reflected when earned or as progress is made toward earning the allowance and are treated as a reduction of SG&A.

Advertising expenses were $138.6 million, $137.2 million and $138.5 million for fiscal years 2024, 2023 and 2022, respectively.

Leases

We lease our stores, distribution center, corporate offices, and most of our laboratories. These leases generally have noncancelable lease terms of between five and 10 years, with an option to renew for additional terms of one to 10 years or more. The lease term includes renewal option periods when the renewal is deemed reasonably certain after considering the value of the leasehold improvements at the end of the noncancelable lease period. Most leases for our stores provide for a minimum rent and typically include escalating rent over time with the exception of Military for which lease payments are variable and based on a percentage of sales. For Vista Optical locations in Fred Meyer stores, we pay the greater of fixed rent or a percentage of sales after certain minimum thresholds are achieved. The Company's leases generally require us to pay insurance, real estate taxes and common area maintenance expenses,

substantially all of which are variable and not included in the measurement of the lease liability. Our lease arrangements frequently include tenant improvement allowances ("TIAs"), which are contractual amounts received or receivable from a lessor for improvements made to leased properties by the Company. For operating leases, TIAs are treated as a reduction of the lease payments used to measure the ROU assets in the accompanying Consolidated Balance Sheets and are amortized as a reduction in rental expense over the life of the respective leases. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The lease liability is measured at the present value of future lease payments over the lease term less TIAs receivable, and the ROU asset is measured at the lease liability amount, adjusted for prepaid lease payments, TIAs received and the lessee's initial direct costs. As the rate implicit in the Company's leases is not easily determinable, the Company's incremental borrowing rate is used in calculating the present value of the sum of the lease payments. Factors incorporated into the calculation of the lease incremental borrowing rate include lease term, borrowing rates on the Company's long-term debt, Term SOFR margins for issuers of similar credit rating to NVI and effect of collateralization.

For finance leases, a lease ROU asset is recorded as property and equipment and corresponding amounts are recorded as finance lease debt obligations at the net present value of the minimum lease payments to be made over the lease term for new finance leases.

Stock-Based Compensation

We measure stock-based compensation cost, which consists of grants of stock options, performance stock units ("PSUs"), and restricted stock units ("RSUs"), to associates and non-employee directors, based on the estimated grant date fair value of the awards. We recognize compensation expense for all awards containing only a service requirement over the requisite service period using a straight-line recognition method. Our PSUs contain both a service requirement and a performance requirement. We recognize expense for the proportionate share of the total fair value of PSUs related to the vesting period that has already lapsed for the shares expected to vest, which expectation is based on an evaluation of expected performance against predefined performance criteria and may also result in reversals of expense. The remaining fair value of the shares expected to vest is expensed on a straight-line basis over the balance of the vesting period. We account for forfeitures as they occur. See Note 7. "Stock Incentive Plan" for further details related to our stock-based compensation plans.

Long-lived Asset Impairment

Non-financial assets such as P&E, ROU assets and intangible assets are subject to nonrecurring fair value measurements if impairment indicators are present. We evaluate impairment of long-lived tangible and ROU store assets at the store level, which is the lowest level at which independent cash flows can be identified, when events or conditions indicate the carrying values of such assets may not be recoverable. In making this evaluation, we may consider multiple factors including financial performance of the stores, regional and local business climates, industry or economic trends, future plans for the store operations and other qualitative factors. If the store's projected undiscounted net cash flows expected to be generated by the related assets over the life of the primary asset within the asset group are less than the carrying value of the subject assets, we determine an estimate of the fair value of the asset group using an income approach based on discounted cash flows, which require estimates and assumptions related to forecasted store revenue growth rates and store profitability. If the fair value of the asset group is less than its carrying value, the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long lived asset of the group shall not reduce the carrying amount of that asset below its fair value. We consider market-based indications of prevailing rental rates for retail space, market participant discount rates, and lease incentives when estimating the fair values of ROU assets.

We assess non-store long-lived assets, including capitalized software costs in use or under development, for impairment if events or changes in circumstances indicate that the carrying value of those assets may not be recoverable.

Store fleet review

During fiscal year 2024, we completed a comprehensive store fleet review and decided on actions to address identified stores. As a result of this review, we announced plans to close 39 stores and convert four Eyeglass Word stores into America's Best stores. As of December 28, 2024, 12 of these locations were closed and four Eyeglass Word stores were converted into America's Best stores. Total costs incurred as a result of the store fleet review were immaterial for fiscal year 2024 due to severance and other charges being offset by non-cash gains related to remeasurements of store leases. Substantially all of the costs were recognized in Selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income.

During fiscal year 2024, we recognized $10.5 million of non-cash intangible asset impairment and $4.3 million of non-cash tangible long-lived and ROU asset impairment related to the stores we planned to close as part of the store fleet review. Both charges were recognized in Asset impairment in the Consolidated Statements of Operations and Comprehensive (Loss) Income. Refer to Note 5. Goodwill and Intangible Assets and Note 11. "Fair Value Measurement" for additional information on the impairment charges.

All costs incurred related to the store fleet review were recognized in the corporate and other category. Liabilities related to this plan are recorded in Other payables and accrued expenses in the Consolidated Balance Sheets.

Discontinued Operations

In accordance with ASC 205-20 "Presentation of Financial Statements: Discontinued Operations," a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. In the period in which the component meets held-for-sale or discontinued operations criteria, the major current assets, non-current assets, current liabilities, and non-current liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations.

Our operations related to Walmart, including our former Legacy reportable segment, as well as the majority of our AC Lens operations, met the requirements to be classified as discontinued operations. Accordingly, we classified the results of these operations as discontinued operations in the Consolidated Statements of Operations and Comprehensive (Loss) Income for all periods presented. The results of all discontinued operations, less applicable income taxes, are reported as components of net income separate from the net income of continuing operations, and certain assets and liabilities associated with these operations were classified as assets and liabilities of discontinued operations in the Consolidated Balance Sheets for the periods presented. Additionally, the cash flows and comprehensive (loss) income of discontinued operations have not been segregated and are included in the Consolidated Statements of Cash Flows and Consolidated Statements of Operations and Comprehensive (Loss) Income, respectively, for all periods presented. All amounts included in the notes to the consolidated financial statements relate to continuing operations unless otherwise noted. For additional information, see Note 2. "Discontinued Operations."

Income Taxes

We account for deferred income taxes based on the asset and liability method. The Company must make certain estimates and judgments in determining income tax expense. We are required to determine the aggregate amount of income tax expense to accrue and the amount which will be currently payable or refundable based upon tax statutes of each jurisdiction in which the Company does business. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets also include future tax benefits to be derived from the utilization of tax loss carry-forwards and application of certain carry-forward credits. The net carrying amount of deferred income tax assets and liabilities is recorded in noncurrent deferred income tax liabilities in the accompanying Consolidated Balance Sheets.

Deferred income taxes are measured using enacted tax rates in effect for the years in which those differences are expected to be recovered or settled. The effect on deferred taxes from a change in the tax rate is recognized through continuing operations in the period that includes the enactment of the change. Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future.

A valuation allowance is recorded if it is more likely than not that some portion of a deferred tax asset will not be realized. Valuation allowances are released as positive evidence of future taxable income sufficient to realize the underlying deferred tax assets becomes available.

We establish a liability for tax positions for which there is uncertainty as to whether the position will ultimately be sustained. We assess our tax positions by determining whether it is more likely than not that the position will be sustained upon examination by the appropriate taxing authorities, including resolution of any related appeals or litigation, based solely on the technical merits of the position. These calculations and assessments involve estimates and judgments because the ultimate tax outcomes are uncertain and future events are unpredictable. See Note 8. "Income Taxes" for further details.

Adoption of New Accounting Pronouncements

Segment reporting. In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* This update provides, among other things, enhanced segment disclosure requirements including disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years

beginning after December 15, 2024, and requires retrospective application to all prior periods presented in the financial statements. The Company adopted this guidance in the fourth quarter of fiscal year 2024 and has provided the applicable disclosures in. Note 16. "Segment Reporting."

Future Adoption of Accounting Pronouncements

Income taxes. In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09"). ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, and for interim periods within fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact of the guidance on the consolidated financial statements and disclosures.

Expense Disaggregation Disclosures. In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive (Loss) Income (Topic 220-40): Expense Disaggregation Disclosures* ("ASU 2024-03"). This update requires, among other things, more detailed disclosure about types of expenses in commonly presented expense captions such as cost of sales and SG&A, and is intended to improve the disclosures about an entity's expenses including purchases of inventory, employee compensation, depreciation and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact of the guidance on the consolidated financial statements and disclosures.

Induced Conversions of Convertible Debt Instruments. In November 2024, FASB issued ASU 2024-04, Debt-Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion or extinguishment of convertible debt. This guidance is effective for fiscal years beginning after December 15, 2025, and interim periods within those annual reporting periods, with early and retrospective adoption permitted. The Company is currently evaluating the impact of the guidance on the consolidated financial statements and disclosures.

The FASB issued other accounting guidance during fiscal year 2024 that is not currently applicable or expected to have a material impact on the Company's financial statements, and therefore, is not described above.

2. Discontinued Operations

On July 20, 2023, the Company received a notice of non-renewal from Walmart of the Management & Services Agreement by and between NVI and Walmart, dated as of May 1, 2012 (as amended, supplemented or otherwise modified from time to time, the "Walmart MSA"). In accordance with the terms of the Walmart MSA and the notice, the agreement terminated as of February 23, 2024 (the "Termination Date"). In connection with the termination of the Walmart MSA, the Amended and Restated Supplier Agreement between NVI and Walmart, dated as of January 17, 2017; the agreement between FirstSight Vision Services, Inc. ("FirstSight"), a wholly-owned subsidiary of the Company, and Walmart, which arranged for the provision by FirstSight of optometric services at optometric offices next to certain Walmart stores throughout California; and certain other related agreements also terminated as of the Termination Date. The Walmart MSA includes provisions governing the transition period and post-termination obligations of the parties.

AC Lens delivered notices of non-renewal of the agreements it has with Walmart and its affiliate Sam's Club regarding wholesale contact lenses distribution and related services, such that these agreements terminated during the three months ended June 29, 2024, and the Company wound down the majority of AC Lens operations, including the closure of its Ohio distribution center, which largely supported the wholesale distribution and e-commerce contact lens services that the Company provided to Walmart and Sam's Club.

We determined that the various terminations of agreements described above as well as the subsequent decision to consolidate our distribution network and close the distribution center in Ohio constituted triggering events, and accordingly, we recognized impairment charges during the year ended December 30, 2023, consisting primarily of goodwill impairment of our former Legacy segment.

During fiscal year 2024 and 2023, we recorded $4.4 million and $5.2 million, respectively, of net expense associated with the termination of the Walmart MSA and wind down of AC Lens, which consisted of employee compensation benefits, early termination fees, and other exit related costs. These charges were recorded in both Selling, general, and administrative expenses and Costs applicable to revenue for discontinued operations. The plan has been substantially completed and we do not anticipate additional material costs related to this plan.

As a result of the termination of the Walmart MSA and wind down of AC Lens operations, our former Legacy reportable segment and certain other results previously included in corporate and other as well as related effects of unearned and deferred revenue, met the criteria to be presented as discontinued operations. Accordingly, the assets and liabilities and results of operations of the discontinued operations have been presented in the tables below.

Refer to Note 3. "Details of Cost Savings Plan" for more information on the cost savings plan related to our continuing operations.

Major classes of assets and liabilities related to discontinued operations are presented in the table below. We have retained working capital and deferred tax balances related to discontinued operations; consequently, these items are not part of the disposal group.

In thousands	As of December 28, 2024		As of December 30, 2023	
Noncurrent assets:				
Property and equipment, net	$	—	$	2,376
Right of use assets		—		304
Other intangible assets, net		—		99
Total noncurrent assets of discontinued operations	$	—	$	2,779
Current liabilities:				
Current operating lease obligations	$	—	$	302
Total current liabilities of discontinued operations	$	—	$	302

The following table presents income (loss) from discontinued operations, net of tax:

In thousands	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022	
Revenue:						
Net product sales	$	126,960	$	320,907	$	308,013
Net sales of services and plans		4,513		49,190		52,716
Total net revenue		131,473		370,097		360,729
Costs applicable to revenue (exclusive of depreciation and amortization):						
Products		109,637		240,578		234,257
Services and plans		2,585		25,677		23,665
Total costs applicable to revenue		112,222		266,255		257,922
Operating expenses:						
Selling, general and administrative expenses		21,851		87,126		82,746
Depreciation and amortization		1,331		8,378		11,266
Asset impairment		248		79,714		284
Other expense (income), net		(87)		(60)		2
Total operating expenses		23,343		175,158		94,298
Earnings (loss) from discontinued operations before income taxes		(4,092)		(71,316)		8,509
Income tax provision (benefit) from discontinued operations		(2,758)		(1,869)		3,146
Income (loss) from discontinued operations, net of tax	$	(1,334)	$	(69,447)	$	5,363

The following table presents significant non-cash items and cash flows from investing activities related to discontinued operations:

		Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	$	1,331	8,378	11,266
Asset impairment		248	79,714	284
Stock-based compensation expense		—	971	756
Inventory adjustments		442	(177)	(297)
Other		(1,647)	—	—
Cash flows from investing activities:				
Purchase of property and equipment		—	(1,781)	(4,059)
Other		1,738	—	—

3. Details of Cost Savings Plan

In connection with the discontinued operations, the Company implemented a cost savings plan that included optimizing non-customer facing labor costs, as well as reducing travel expenses and third-party spend. We have incurred $1.9 million since the inception of the cost savings plan, which is included within our continuing operations results. The plan has been substantially completed and we do not anticipate additional material costs related to this plan. The liability related to this plan is recorded in Other payables and accrued expenses in the Consolidated Balance Sheets, and the remaining payments related to this liability were made after December 28, 2024. This disclosure excludes the impact of the Walmart partnership termination and wind down of AC Lens operations, which are currently presented under discontinued operations.

In thousands	Employee Compensation Benefits
Balance at December 30, 2023	$ 1,800
Expenses recognized during the period	69
Payments during the period	(1,643)
Balance at December 28, 2024	$ 226

Employee compensation benefits

During fiscal year 2024 and 2023, we recognized $0.1 million and $1.8 million, respectively, in Selling, general and administrative expenses in the Consolidated Statements of Operations and Comprehensive (Loss) Income, in the corporate and other category, related to termination benefits for certain associates; these charges were recognized in accordance with FASB guidance on employers' accounting for post-employment benefits and guidance on accounting for costs associated with exit or disposal activities, as appropriate.

4. Details of Certain Balance Sheet Accounts

The following table provides a reconciliation of Cash and cash equivalents reported within the Consolidated Balance Sheets to the total of Cash, cash equivalents and restricted cash shown in the Consolidated Statement of Cash Flows:

In thousands	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
Cash, cash equivalents and restricted cash:			
Cash and cash equivalents	$ 73,948	$ 149,896	$ 229,425
Restricted cash included in other assets	1,289	1,131	1,199
	$ 75,237	$ 151,027	$ 230,624

The following tables provide additional details of certain balance sheet accounts as of the dates shown below:

In thousands		As of December 28, 2024		As of December 30, 2023
Accounts receivable, net:				
Trade receivables	$	18,777	$	43,518
Credit card receivables		17,431		27,905
Other receivables [(1)]		13,938		15,747
Allowance for credit losses		(208)		(316)
	$	49,938	$	86,854

(1) Includes CARES Act receivable in the amount of $9.0 million and $9.0 million as of December 28, 2024 and December 30, 2023, respectively.

In thousands		As of December 28, 2024		As of December 30, 2023
Inventories:				
Raw materials and work in process [(1)]	$	66,056	$	57,367
Finished goods		27,862		62,541
	$	93,918	$	119,908

(1) Due to the immaterial amount of estimated work in process and the short lead times for the conversion of raw materials to finished goods, the Company does not separately present raw materials and work in process.

In thousands		As of December 28, 2024		As of December 30, 2023
Property and equipment, net:				
Land and building	$	3,736	$	3,736
Equipment		299,823		280,632
Information technology hardware and software		128,654		128,792
Furniture and fixtures		85,061		77,712
Leasehold improvements		360,927		323,382
Construction in progress		31,620		29,638
Right of use assets under finance leases		36,219		36,219
		946,040		880,111
Less: Accumulated depreciation		(583,865)		(519,924)
	$	362,175	$	360,187

In thousands		As of December 28, 2024		As of December 30, 2023
Other payables and accrued expenses:				
Associate compensation and benefits	$	42,752	$	62,614
Self-insurance liabilities		9,087		9,139
Capital expenditures		9,248		5,412
Advertising		6,504		6,446
Reserves for customer returns and remakes		4,840		9,093
Payable to Walmart		—		6,068
Income tax payable		3,641		1,863
Supplies and other store support expenses		5,038		5,434
Litigation settlements		4,950		500
Other		22,976		16,719
	$	109,036	$	123,288

In thousands	As of December 28, 2024	As of December 30, 2023
Other noncurrent liabilities:		
Self-insurance liabilities	$ 5,577	$ 5,657
Other	2,651	2,808
	$ 8,228	$ 8,465

5. Goodwill and Intangible Assets

The gross carrying amount and accumulated impairment of the Company's goodwill balances for 2024 and 2023 are as follows:

	As of December 28, 2024		As of December 30, 2023	
In thousands	Gross Carrying Amount	Accumulated Impairment	Gross Carrying Amount	Accumulated Impairment
Owned & Host Segment	$ 736,901	$ (38,596)	$ 736,901	$ (19,357)

The Owned & Host Segment's goodwill contains $606.5 million related to America's Best and $91.8 million related to Eyeglass World. Accumulated goodwill impairment relates to our Eyeglass World, Fred Meyer and Military reporting units.

We tested the Eyeglass World goodwill for impairment as of September 29, 2024 as part of our annual goodwill impairment testing process and recognized an impairment of $19.2 million in fiscal 2024. The impairment of Eyeglass World goodwill was due primarily to reduced projections of future growth and profitability. Refer to Note 1. "Business and Significant Accounting Policies" and Note 11. "Fair Value Measurement" for more information on the goodwill impairment charge.

Indefinite-lived intangible assets by major asset class are as follows:

In thousands	As of December 28, 2024	As of December 30, 2023
Trademarks and trade names:		
America's Best	$ 200,547	$ 200,547
Eyeglass World	40,000	40,000
	$ 240,547	$ 240,547

We intend to maintain our trademarks; renewals will take place as needed. Finite-lived, amortizing intangible assets by major asset class are as shown in the following table. We remove assets from the table below once they are fully amortized.

	As of December 28, 2024			As of December 30, 2023		
In thousands	Gross Carrying Amount	Accumulated Amortization	Remaining Life (Years)	Gross Carrying Amount	Accumulated Amortization	Remaining Life (Years)
Fred Meyer contracts and relationships[1]	$ 8,400	$ (169)	12	$ 35,000	$ (14,915)	13
Other	151	(113)	1	151	(63)	2
	$ 8,551	$ (282)		$ 35,151	$ (14,978)	

(1) The gross carrying amount shown for this asset as of December 28, 2024 reflects the fair value as of the impairment testing date.

We extended our relationship with Fred Meyer in fiscal year 2022. We tested the Fred Meyer contract and relationship intangible asset for recoverability as of September 28, 2024 due to the decision to close certain Fred Meyer stores as part of our store fleet review in the current period and recognized an impairment of $10.5 million in fiscal 2024. Refer to Note 1. "Business and Significant Accounting Policies" and Note 11. "Fair Value Measurement" for more information on the store fleet review and the impairment charge, respectively. We intend to maintain our intangible assets. We amortized $1.4 million, $1.6 million, and $1.5 million in 2024, 2023, and 2022, respectively.

Aggregate amortization expense is included in Depreciation and amortization in the accompanying Consolidated Statements of Operations. Aggregate future estimated amortization expense is shown in the following table:

Fiscal Year	In thousands	
2025	$	714
2026		677
2027		677
2028		677
2029		677
Thereafter		4,847
	$	8,269

6. Debt

Our debt consists of the following:

In thousands	As of December 28, 2024		As of December 30, 2023	
2025 Notes, due May 15, 2025	$	84,774	$	302,497
Term Loan A, due June 13, 2028		254,188		146,250
Revolving Loans, due June 13, 2028		—		—
Debt before unamortized discount and issuance costs		338,962		448,747
Unamortized discount and issuance costs - 2025 Notes		(191)		(2,497)
Unamortized discount and issuance costs - Term Loan A		(1,602)		(1,066)
Debt less debt discount and issuance costs		337,169		445,184
Less current maturities		(98,024)		(7,500)
Long-term debt - noncurrent portion		239,145		437,684
Finance lease obligations		12,833		16,067
Less current maturities		(3,368)		(2,980)
Long-term debt and finance lease obligations, less current portion, discount, and issuance costs	$	248,610	$	450,771

2025 Notes

In May 2020, we completed the issuance of $402.5 million in aggregate principal amount of 2.50% convertible senior notes due on May 15, 2025 (the "2025 Notes"), pursuant to an indenture between the Company and U.S. Bank, dated as of May 12, 2020 (the "Indenture"). The 2025 Notes were sold only to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). The 2025 Notes pay interest semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2020, at an annual rate of 2.50%.

We received proceeds from the offering of $390.9 million, net of $11.6 million in underwriter fees and other issuance costs. We used $294.3 million of the net proceeds from the offering to repay all outstanding amounts under the revolving credit facility and $75.0 million to partially repay the first lien term loan in an aggregate principal amount of $420.0 million (the "term loan"). The remainder of the net proceeds are being used for general corporate purposes.

Prior to February 15, 2025, the 2025 Notes were convertible at the option of the holders only under certain circumstances, which were not attained:

(i) during any calendar quarter commencing after the calendar quarter ending on September 30, 2020 (and only during such calendar quarter), if the Last Reported Sale Price (as defined in the Indenture) per share of the Company's common stock exceeded 130% of the Conversion Price (as defined in the Indenture) for each of at least 20 Trading Days (as defined in the Indenture), whether or not consecutive, during the 30 consecutive Trading Days ending on, and including, the last Trading Day of the immediately preceding calendar quarter;

(ii) during the five consecutive business days immediately after any ten consecutive Trading Day period (such ten consecutive trading day period, the "measurement period") in which the Trading Price (as defined in the Indenture) per $1,000 principal amount of the 2025 Notes for each Trading Day of the measurement period was less than 98% of the product of the Last Reported Sale Price per share of the Company's common stock on such Trading Day and the conversion rate (as described below) on such Trading Day; or

(iii) upon the occurrence of certain corporate events or distributions on the Company's common stock, as described in the Indenture.

On or after February 15, 2025, until 5:00 p.m., New York City time, on the second Scheduled Trading Day (as defined in the Indenture) immediately before the maturity date, the 2025 Notes are convertible at the option of the holders at any time, into cash up to the amount of $1,000, with any excess amount convertible into shares, based on the applicable conversion rate at such time.

The 2025 Notes were initially convertible at a conversion rate of 32.0783 shares of common stock per $1,000 principal amount of 2025 Notes, which is equivalent to an initial conversion price of approximately $31.17 per share of common stock. The conversion rate will be subject to adjustment upon the occurrence of certain specified events including, but not limited to: issuance of stock dividends, splits and combinations; distribution of rights, options and warrants; spin-offs and other distributed property; cash dividends or distributions; tender offers or exchange offers; and certain other corporate transactions. Based on the initial conversion rate, the 2025 Notes were convertible into 12.9 million shares of our common stock and we reserved for the possible issuance of 16.5 million shares, which is the maximum amount that could be issued upon conversion. As of December 28, 2024, the 2025 Notes were convertible into 2.7 million shares of our common stock and a maximum of 3.5 million shares of our common stock. See Note 15. "Earnings Per Share" for the treatment of earnings per share in relation to the 2025 Notes. The holders of our term loan would have preference over the holders of the 2025 Notes in the event of a liquidation.

On November 14, 2023, the Company repurchased $100.0 million aggregate principal amount of the 2025 Notes for an aggregate cash repurchase price of $99.3 million. The repurchase of the 2025 Notes was accounted for as an extinguishment of debt and resulted in a loss on extinguishment of debt of $0.6 million on its Consolidated Statement of Operations during fiscal year ended December 30, 2023, which includes a write-off of related deferred issuance costs of $0.9 million and third-party fees of $0.4 million. Our effective interest rate remained at 3.2% as of December 28, 2024. An immaterial amount of the principal balance of the 2025 Notes was converted during fiscal year 2022.

On August 12, 2024, the Company repurchased $217.7 million aggregate principal amount of the 2025 Notes for an aggregate cash repurchase price of $215.0 million plus accrued and unpaid interest on such notes. The repurchase was accounted for as an extinguishment of debt and resulted in an extinguishment gain of $0.9 million on the Company's Consolidated Statements of Operations during the twelve months ended December 28, 2024, which includes a write-off of related deferred issuance costs of $1.0 million and immediate recognition of third party-fees of $0.8 million.

The 2025 Notes mature on May 15, 2025, and due to the upcoming maturity the outstanding principal balance of $84.8 million is reflected as a current liability in the accompanying Consolidated Balance Sheets as of December 28, 2024. As of December 28, 2024, the Company has $293.6 million of availability under its revolving credit facility, in addition to $73.9 million of cash on hand, which provides the Company with sufficient liquidity to repay the remaining balance of the 2025 Notes as they become due.

After giving effect to the repurchases, $84.8 million principal amount remains outstanding from an initial issued principal balance of $402.5 million.

We recognized the following in Interest expense, net related to the 2025 Notes:

In thousands	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
Contractual interest expense	$ 5,443	$ 9,747	$ 10,062
Amortization of issuance costs	$ 1,282	$ 2,293	$ 2,283

As of December 28, 2024, the remaining period for the unamortized debt issuance costs balance related to the 2025 Notes was less than one year.

Credit Agreement

Reference is made to (i) that certain Second Joinder and Restatement Agreement, dated as of June 13, 2023 (the "Second Restatement Agreement"), by and among the New Lenders party thereto, the Letter of Credit Issuers party thereto, Nautilus Acquisition Holdings, Inc. ("Holdings"), a Delaware corporation and a wholly-owned subsidiary of

the Company, NVI, the subsidiaries of NVI party thereto, as guarantors, Bank of America, N.A. in its capacity as administrative agent and as collateral agent and (ii) the Second Amended and Restated Credit Agreement, dated as of June 13, 2023 (the "Credit Agreement").

On June 13, 2023 (the "Second Restatement Effective Date"), the Second Restatement Agreement amended and restated the Joinder and Amendment and Restatement Agreement, dated as of July 18, 2019 (as amended, restated, amended and restated, supplemented or otherwise modified prior to the Second Restatement Agreement, the "Original Credit Agreement") to, among other things, (i) establish new Term Loan A to repay all principal, interest, fees and other amounts outstanding (other than contingent obligations) under the Original Credit Agreement immediately prior to the Second Restatement Effective Date, (ii) establish new Revolving Loans, (iii) provide for a Secured Overnight Financing Rate as administered by the Federal Reserve Bank of New York (or a successor administrator) ("SOFR")-based rate, with a credit spread adjustment of 10 basis points for all Interest Periods and a SOFR floor of 0.00% per annum, and (iv) as set forth below, modify the Applicable Margins used to calculate the rate of interest payable with respect to the Term Loan A and Revolving Loans (collectively, the "Loans").

The Credit Agreement, as amended by the Second Restatement Agreement, provides that the Loans mature on the fifth anniversary of the Second Restatement Effective Date, subject to a springing maturity date, which is 91 days before the maturity date of the Company's 2025 Notes if Minimum Liquidity is less than the sum of the redemption value of such convertible notes on that date plus $25.0 million (the "Maturity Date"). Commencing on the last day of the first full fiscal quarter ended after the Second Restatement Effective Date, the Term Loan A will amortize in equal calendar quarterly installments at a rate of 5.00% per calendar year. The $114.4 million balance (assuming the springing maturity date does not occur) will be payable on the Maturity Date.

The new Applicable Margins were initially (i) 1.75% for the Loans that are Term SOFR Loans and (ii) 0.75% for the Loans that are Alternative Base Rate ("ABR") Loans. Following the delivery of the financial statements for the period ending on September 30, 2023, the Applicable Margins for the Loans will instead be based on NVI's total leverage ratio as follows: (a) if NVI's consolidated total debt to consolidated EBITDA ratio is greater than 2.50 to 1.00, the Applicable Margin will be 2.25% for Term SOFR Loans and 1.25% for ABR Loans, (b) if NVI's consolidated total debt to consolidated EBITDA ratio is less than or equal to 2.50 to 1.00 but greater than 1.75 to 1.00, the Applicable Margin will be 2.00% for Term SOFR Loans and 1.00% for ABR Loans, (c) if NVI's consolidated total debt to consolidated EBITDA ratio is less than or equal to 1.75 to 1.00 but greater than 0.75 to 1.00, the Applicable Margin will be 1.75% for Term SOFR Loans and 0.75% for ABR Loans, (d) if NVI's consolidated total debt to consolidated EBITDA ratio is less than or equal to 0.75 to 1.00, the Applicable Margin will be 1.50% for Term SOFR Loans and 0.50% for ABR Loans.

In connection with the Second Amended and Restated Credit Agreement, we deferred $2.0 million of debt issuance costs related to the Revolving Loans in Other assets and $0.9 million of debt issuance costs related to the Term Loan A in Long-term debt and finance lease obligations, less current portion and debt discount on our Consolidated Balance Sheets. We will amortize these costs over the term of the amended credit agreement. We wrote off previously unamortized debt issuance costs of $0.2 million in Interest expense (income), net during fiscal year 2023 related to lenders who were parties to the Original Credit Agreement but are not parties to the Second Restatement Agreement. We recognized $0.2 million of other refinancing fees in Interest expense (income), net during fiscal year 2023.

On August 9, 2024, Holdings, NVI and certain other subsidiaries of the Company entered into a Joinder Agreement (the "Joinder Agreement") to the Credit Agreement. The Joinder Agreement provides for, among other things, the establishment of incremental term loans in an aggregate principal amount of $115.0 million, provided to NVI on August 9, 2024. These incremental term loans under the Joinder Agreement have the same terms as the existing term loans under the Credit Agreement.

The additional borrowings resulted in $0.9 million of fees deferred on the Consolidated Balance Sheets during the twelve months ended December 28, 2024. After giving effect to additional borrowings, $254.2 million principal remains outstanding under Term Loan A.

The Second Restatement Agreement contains customary affirmative covenants, negative covenants, and events of default substantially comparable to the Original Credit Agreement.

The Second Restatement Agreement also contains covenants that, among other things, limit NVI's ability to incur additional debt, create liens against assets, make acquisitions, pay dividends or distributions on its stock, merge or consolidate with another entity and transfer or sell assets. We were in compliance with all covenants related to our long-term debt as of December 28, 2024.

The borrowing capacity remaining as of December 28, 2024 was $293.6 million due to a reduction of $6.4 million for letters of credit outstanding.

Scheduled annual maturities of debt are as follows:

Fiscal Year		In thousands
2025	$	101,338
2026		13,250
2027		13,250
2028		211,124
2029		—
Thereafter		—
	$	338,962

7. Stock Incentive Plans

The Company has provided equity-based compensation awards to its associates under three plans. In connection with the initial public offering of our common stock (the "IPO"), on October 23, 2017, the Company's Board of Directors adopted, and its stockholders approved, the National Vision Holdings, Inc. 2017 Omnibus Incentive Plan (the "2017 Omnibus Incentive Plan"). The total number of shares of common stock originally issuable under the 2017 Omnibus Incentive Plan was 4,000,000. On June 12, 2024, the Company's stockholders approved the amendment and restatement of the 2017 Omnibus Incentive Plan, increasing the number of shares of common stock authorized for issuance by an additional 5,600,000 shares. The plan authorizes the grant of stock options, stock appreciation rights, restricted stock awards ("RSAs"), RSUs, PSUs, other equity-based awards and other cash-based awards to our associates, non-employee directors, officers, consultants and advisers. The Vision Holding Corp. 2013 Amended and Restated Stock Incentive Plans provided for the issuance of stock options to directors, certain associates and consultants of Vision Holding Corp., its subsidiaries and affiliates. In 2014, our Board of Directors and stockholders of the Company approved the 2014 Stock Incentive Plan for Key Employees of National Vision Holdings, Inc. (formerly known as Nautilus Parent, Inc.) and its subsidiaries (the "2014 Stock Incentive Plan"). There were 10,988,827 stock options authorized for issuance pursuant to the 2014 Stock Incentive Plan. All stock awards under these plans vest through continued service. All options under these plans have a contractual life of 10 years.

The Company also provides associates the opportunity to purchase Company common shares through the Associate Stock Purchase Plan (the "ASPP"), which the Company's Board of Directors adopted and its stockholders approved on June 6, 2018. The ASPP provides that up to 850,000 shares of common stock, at par value of $0.01 per share, may be offered and issued under the ASPP.

The following table summarizes stock compensation expense under the Company's plans, which is included in SG&A in the accompanying Consolidated Statements of Operations:

In thousands	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022	
Stock options	$	123	$	740	$	1,525
RSUs and PSUs		16,457		18,312		10,758
RSAs		—		—		314
Associate stock purchase plan		128		151		159
Pre-tax stock-based compensation expense	$	16,708	$	19,203	$	12,756
Income tax benefit		(4,212)		(4,841)		(3,236)
After-tax stock-based compensation expense	$	12,496	$	14,362	$	9,520

	RSUs and PSUs	
Unrecognized compensation cost (*in thousands*)	$	25,234
Expected remaining weighted-average period of expense recognition (in years)		1.71

Service-based options

The following tables summarize service-based stock option activity. No service-based options were granted in fiscal years 2024, 2023, and 2022.

	Number of Options Outstanding (In thousands)		Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (In thousands) ($)
Outstanding options at December 30, 2023	599	$	29.20	4.93	$	981
Exercised	(29)		8.54			
Forfeited	(21)		37.80			
Outstanding options at December 28, 2024	549	$	29.98	4.13	$	—
Vested and exercisable at December 28, 2024	549	$	29.98	4.13	$	—

In thousands except per share values	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022	
Fair value of options vested	$	635	$	1,251	$	3,073
Aggregate intrinsic value of options exercised	$	76	$	147	$	979

Performance-based options

The following table summarizes performance-based stock option activity:

	Number of Options Outstanding (In thousands)		Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (In thousands) ($)
Outstanding options at December 30, 2023	49	$	15.74	3.56	$	255
Exercised	—		—			
Outstanding options at December 28, 2024	49	$	15.74	2.57	$	—
Vested and exercisable at December 28, 2024	49	$	15.74	2.57	$	—

There were no grants of performance-based options during fiscal years 2024, 2023, and 2022. There were no vests of performance-based options during fiscal years 2024, 2023, and 2022. There were no exercises of performance-based options during fiscal year 2024 and 2023. The aggregate intrinsic value of performance-based options exercised during fiscal year 2022 was immaterial.

The following tables summarize RSU and PSU awards activity:

	RSUs (In thousands)		Weighted average grant date fair value ($)	PSUs (In thousands)		Weighted average grant date fair value ($)
Outstanding at December 30, 2023	1,060	$	27.50	672	$	28.68
Granted	862		18.03	332		22.19
Vested	(436)		29.24	(89)		45.73
Forfeited	(133)		26.85	(54)		25.52
Outstanding at December 28, 2024	1,353	$	20.97	861	$	24.61

	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022
RSUs					
Weighted average grant date fair value of RSUs granted	$	18.03	$	22.65	$	34.83
Total fair value of RSUs vested (In thousands)	$	12,755	$	12,084	$	6,176
PSUs					
Weighted average grant date fair value of PSUs granted	$	22.19	$	22.35	$	37.96
Total fair value of PSUs vested (In thousands)	$	4,070	$	3,852	$	3,118
RSAs					
Weighted average grant date fair value of RSAs granted	$	—	$	—	$	—
Total fair value of RSAs vested (In thousands)	$	—	$	—	$	800

Restricted stock units (RSUs)

Most RSUs vest in three equal annual installments on the first, second and third anniversary of the grant date. The RSUs outstanding as of December 28, 2024 have $14.3 million intrinsic value. Non-employee directors were granted RSUs in fiscal year 2024.

Performance stock units (PSUs)

PSUs are settled after the end of a three-year performance period (i.e., cliff vesting), which begins on the first day of the grant year and are based on the Company's achievement of certain performance targets. The performance stock units outstanding as of December 28, 2024 have $9.1 million intrinsic value. While the PSU amounts shown in the tables above reflect achievement at target, the number of PSUs ultimately vested will be based on a comparison of certified performance results to predefined performance criteria that include threshold, target and maximum attainment levels.

Associate Stock Purchase Plan

Under the ASPP, eligible associates receive a 10% discount from the market trading value of common stock of the Company at the time of purchase. Participants may contribute to the ASPP, not to exceed $25,000 under the ASPP in any calendar year. During fiscal year 2024, the amount of shares issued to eligible participants through the ASPP was not material.

8. Income taxes

The income tax provision (benefit) consists of:

In thousands	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022
Current income tax:					
Federal	$	9,333	$	8,278	$	328
State		2,123		3,717		4,193
Deferred income tax:					
Federal		(8,869)		(3,878)		11,079
State		(1,106)		(2,111)		(55)
Income tax provision (benefit) from continuing operations		1,481		6,006		15,545

Our income tax provision (benefit) differs from the amounts computed by multiplying earnings (loss) before income taxes by the statutory federal income tax rate as shown in the following table:

In thousands	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022	
Federal income tax provision at statutory rate	$	(5,394)	$	2,006	$	10,984
State income tax provision, net of federal income tax		895		1,686		2,970
Increase (decrease) in deferred tax asset valuation allowance		(1,272)		2,238		477
Executive compensation limitation		994		354		1,218
Goodwill impairment		3,539		—		—
Stranded tax effect of matured interest rate swaps		—		—		—
Tax provision (benefit) of equity-based compensation deductions		1,240		1,133		(27)
Benefit of tax credits		(747)		(1,143)		(1,229)
Meals and entertainment		369		433		—
Other, net		1,857		(701)		1,152
Net income tax provision (benefit) from continuing operations		1,481		6,006		15,545
Effective income tax rate from continuing operations		(5.8)%		62.9 %		29.7 %

In August 2022, the U.S. government enacted the Inflation Reduction Act ("IRA") which, among other things, provides for a 15% corporate alternative minimum tax based on a prescribed measure of income as well as a 1% excise tax on stock repurchases made after December 31, 2022. Due to the mechanics of the 15% alternative minimum tax, the Company is not currently subject to it.

The sources of the differences between the financial accounting and tax bases of our assets and liabilities that give rise to the deferred tax assets and deferred tax liabilities and the tax effects of each are as follows:

In thousands	As of December 28, 2024		As of December 30, 2023	
Deferred tax assets:				
NOL carry-forwards	$	8,017	$	7,399
Credit carryforwards		274		267
Deferred revenue		5,999		5,984
Accrued expenses and reserves		13,811		13,344
Loss on equity and other investments		886		888
Stock-based compensation		6,191		6,050
Operating lease liabilities		120,990		119,916
Subtotal		156,168		153,848
Valuation allowances		(5,961)		(5,760)
Total net deferred tax assets		150,207		148,088
Deferred tax liabilities:				
Depreciation of property and equipment		(57,150)		(61,118)
Amortization of intangible assets		(65,168)		(68,729)
Unrealized gains on hedging instruments		—		(1,407)
Right of use asset		(102,446)		(101,780)
Other		(3,352)		(2,938)
Total deferred tax liabilities		(228,116)		(235,972)
Net deferred tax liabilities	$	(77,909)	$	(87,884)

As of fiscal year end 2024, our consolidated VIEs had available U.S. federal NOL carry-forwards aggregating to $17.7 million that can be utilized to reduce future federal income taxes, all of which does not expire. We believe it is more likely than not that we will realize a tax benefit for these NOL's in the future except for $11.7 million of NOL carry-forwards ($2.5 million tax effected) on certain consolidated VIEs where we recognized a full valuation allowance as of fiscal year end 2024. In addition, we have NOL carry-forwards in varying amounts and with varying expiration dates in various states in which we operate.

For the fiscal year end 2024, we carry various state tax credits totaling $0.3 million that are available to offset certain future taxes. These state credits carry a valuation allowance of $0.2 million for the portion that we do not expect to be able to utilize in future tax years.

We have a $0.9 million deferred income tax asset for capital losses associated with the losses realized on the sale of our equity method non-consolidated investee and other investments. We do not expect to generate significant capital gains in the near future. Therefore, we believe it is more likely than not that we will not realize a tax benefit for the majority of these deferred income tax assets, and accordingly we have established a full valuation allowance for the amount deemed unrealizable.

As a result of our utilization of NOL carry-forwards to reduce or eliminate subsequent years' tax obligations, our federal and a substantial number of our state income tax returns for fiscal years 2001 through 2024 remain open for examination by the tax authorities.

The Company evaluates uncertain tax positions using a "more-likely-than-not" threshold and recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by tax authorities. The Company evaluates uncertain tax positions on a quarterly basis and considers various factors, including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, information obtained during in-process audit activities and changes in facts or circumstances related to a tax position.

9. Revenue from Contracts with Customers

The majority of our annual revenues are recognized either at the point of sale or upon delivery and customer acceptance, paid for at the time of sale in cash, credit card, or on account with managed care payors having terms generally between 14 and 120 days, with most paying within 90 days. For sales of in-store non-prescription eyewear and related accessories, and paid eye exams, we recognize revenue at the point of sale. Our point in time revenues include 1) retail sales of prescription and non-prescription eyewear, contact lenses and related accessories to retail customers (including those covered by managed care), and 2) eye exams. Revenues recognized over time primarily include product protection plans (i.e. warranties) and eye care club memberships.

Revenues Recognized at a Point in Time

Owned & Host

Within our Owned & Host segment, product revenues include sales of prescription and non-prescription eyewear, contact lenses and related accessories to retail customers.

For sales of in-store non-prescription eyewear and related accessories, we recognize revenue at the point of sale. For sales of prescription eyewear, we recognize revenue when the performance obligations identified under the terms of contracts with our customers are satisfied, which generally occurs, for products, when those products have been delivered and accepted by our customers. Within our Owned & Host segment services and plans revenues, eye exam services sold on a stand-alone basis are also recognized at the point of sale which occurs immediately after the exam is performed.

Other revenues

Revenues from our non-reportable segments are attributable to our dedicated e-commerce website and FirstSight operations. Our dedicated e-commerce website was previously managed by AC Lens and was transitioned to NVI. Our e-commerce website sells contact lenses and optical accessory products to retail customers, and recognizes revenue when products have been delivered to the customer. FirstSight issues individual vision plans in connection with our America's Best operations in California.

Revenues Recognized Over Time

Within our Owned & Host segment, services and plans revenues include revenues from product protection plans (i.e. warranties), eye care club memberships and HMO vision plan fees. We offer extended warranty plans in our Owned & Host segment that generally provide repair and replacement of eyeglasses for primarily a one-year term after

purchase. We recognize service revenue under these programs on a straight-line basis over the warranty or service period which is consistent with our efforts expended to satisfy the obligation. We offer three-year eyecare club memberships in our Owned & Host segment to our contact lens customers. For these programs we apply the portfolio approach of recognizing revenues of contracts with similar characteristics and use estimates and assumptions that reflect the size and composition of the portfolio of contracts. We selected the portfolio approach because our historical club membership data demonstrate that our club customers behave similarly, such that the difference between the portfolio approach and calculating revenue of each individual contract is not material. We recognize revenue across the contract portfolio based on the value delivered to the customers relative to the remaining services promised under the programs. We determine the value delivered based on the expected timing and amount of customer usage of benefits over the terms of the contracts. The unamortized portion of amounts we collect in advance for these services and plans are reported as Deferred revenue (current and noncurrent portions) in the accompanying Consolidated Balance Sheets.

The following disaggregation of revenues depicts our revenues based on the timing of revenue recognition:

In thousands	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
Revenues recognized at a point in time	$ 1,696,735	$ 1,631,030	$ 1,517,739
Revenues recognized over time	126,585	125,341	126,936
Total net revenue	$ 1,823,320	$ 1,756,371	$ 1,644,675

Refer to Note 16. "Segment Reporting" for the Company's disaggregation of net revenue by reportable segment/category and by product type. As our operating segments are aligned by similar economic factors, trends and customers, the reportable segment view best depicts how the nature, amount and uncertainty of revenue and cash flows are affected by economic factors.

10. Leases

Information related to our leases is presented below:

In thousands		As of December 28, 2024	As of December 30, 2023
Type	**Classification**		
	ASSETS		
Finance	Property and equipment, net [a]	$ 8,258	$ 10,774
Operating	Right of use assets [b]	408,589	406,275
	Total leased assets	$ 416,847	$ 417,049
	LIABILITIES		
	Current Liabilities:		
Finance	Current maturities of long-term debt and finance lease obligations	$ 3,368	$ 2,980
Operating	Current operating lease obligations [c]	99,694	85,090
	Other noncurrent liabilities:		
Finance	Long-term debt and finance lease obligations, less current portion and debt discount	9,465	13,087
Operating	Noncurrent operating lease obligations	366,335	376,814
	Total lease liabilities	$ 478,862	$ 477,971

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the net present value of minimum lease payments. We used the incremental borrowing rate on December 30, 2018 for operating leases that commenced prior to that date.

_____

(a) Finance lease assets are recorded net of accumulated amortization of $28.0 million and $25.4 million as of December 28, 2024 and December 30, 2023, respectively.

(b) TIA and deferred rent are treated as reductions of lease payments used to measure ROU assets in the accompanying Consolidated Balance Sheets as of December 28, 2024 and December 30, 2023.

(c) Current operating lease liabilities are measured net of TIA receivables of $4.6 million and $4.6 million as of December 28, 2024 and December 30, 2023, respectively.

In thousands	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
Operating lease cost			
Fixed lease cost [a]	$ 103,547	$ 96,215	$ 87,755
Variable lease cost [b]	37,733	36,133	32,894
Sublease income[c]	(1,410)	(1,263)	(1,258)
Finance lease cost			
Amortization of finance lease assets	2,370	3,061	4,145
Interest on finance lease liabilities	1,233	1,675	2,342
Net lease cost	$ 143,473	$ 135,821	$ 125,878

(a) Includes short-term leases, which are immaterial.

(b) Includes costs for insurance, real estate taxes and common area maintenance expenses, which are variable as well as lease costs above minimum thresholds for Fred Meyer stores and lease costs for Military stores.

(c) Income from sub-leasing of stores includes rental income from operating lease properties to independent optometrists.

Lease Term and Discount Rate	As of December 28, 2024	As of December 30, 2023
Weighted average remaining lease term (months)		
Operating leases	71	73
Finance leases	48	58
Weighted average discount rate [a]		
Operating leases	5.1 %	4.7 %
Finance leases [b]	10.4 %	10.4 %

(a) The discount rate used to determine the lease assets and lease liabilities was derived upon considering (i) incremental borrowing rates on our term loan and revolving credit facility; (ii) Term SOFR margins for issuers of similar credit rating; and (iii) effect of collateralization. As a majority of our leases are five-year and 10-year leases, we determined a lease discount rate for such tenors and determined this discount rate is reasonable for leases that were entered into during the period.

(b) The discount rate on finance leases is higher than operating leases because the present value of minimum lease payments was higher than the fair value of leased properties for certain leases entered into prior to adoption of ASC 842. The discount rate differential for those leases is not material to our results of operations.

In thousands **Other Information**	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
Operating cash outflows - operating leases	$ 113,113	$ 103,562	$ 86,101
Right of use assets acquired under operating leases	$ 96,170	$ 111,792	$ 110,387

The following table summarizes the maturity of our lease liabilities as of December 28, 2024:

In thousands **Fiscal Year**	Operating Leases [a]	Finance Leases [b]
2025	$ 111,847	$ 4,284
2026	104,225	4,252
2027	88,236	3,379
2028	67,407	1,973
2029	57,190	633
Thereafter	113,817	458
Total lease liabilities	542,722	14,979
Less: Interest	76,693	2,146
Present value of lease liabilities[c]	$ 466,029	$ 12,833

(a) Operating lease payments include $24.0 million related to options to extend lease terms that are reasonably certain of being exercised.

(b) Finance lease payments include $1.1 million related to options to extend lease terms that are reasonably certain of being exercised.

(c) The present value of lease liabilities excludes $13.9 million of legally binding minimum lease payments for leases signed but not yet commenced.

11. Fair Value Measurement

General

The Company uses a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's own market assumptions.

The Company is required to measure certain assets and liabilities at fair value or disclose the fair values of certain assets and liabilities recorded at cost. Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated assuming the transaction occurs in the principal or most advantageous market for the asset or liability and includes consideration of non-performance risk and credit risk of both parties. A three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1 - Valuation inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
- Level 2 - Valuation inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in inactive markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the instruments.
- Level 3 - Valuation inputs are unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are determined using model-based techniques that include discounted cash flow models and similar techniques.

The fair value estimates of financial instruments are not necessarily indicative of the amounts we might pay or receive in actual market transactions. The use of different market assumptions and/or estimation methodologies may have a material impact on the estimated fair value amounts.

Recurring fair value measurements

Interest Rate Derivatives

We recognize as assets or liabilities at fair value the estimated amounts we would receive or pay upon a termination of interest rate derivatives prior to their scheduled expiration dates. The fair value is based on information that is model-driven and whose inputs were observable (Level 2 inputs) such as Term SOFR forward rates. See Note 14. "Interest Rate Derivatives" for further details.

Convertible Promissory Note

On December 17, 2024, the Company purchased $1.3 million principal amount of a convertible promissory note issued by a private company. The convertible promissory note is an investment that will convert to an equity stake in the private company upon a predetermined conversion event and is also convertible by us under certain circumstances. The Company elected the fair value option in accordance with accounting guidance for financial instruments to record the convertible promissory note. The fair value option allows an entity to account for the entire financial instrument at fair value with subsequent changes in fair value recognized in earnings through the consolidated statements of operations at each reporting date. The Company elected the fair value option to account for the convertible promissory note because the Company believes it reflects the fair value of the note receivable and embedded features. As of December 28, 2024, given the time from the execution of the note until the end of our fiscal year, we determined the fair value of the convertible promissory note approximated its carrying value of $1.3 million; this investment is included in Other assets on the Consolidated Balance Sheets. Refer to Note 1. "Business and Significant Accounting Policies" for information on equity investments in this entity.

Non-recurring fair value measurements

We recognized impairments of $39.9 million during fiscal year 2024, primarily related to our EGW goodwill asset, Fred Meyer contracts and relationships intangible asset and our long-lived tangible store assets and ROU assets. Comparatively, we recognized $2.7 million, and $5.5 million in fiscal years 2023 and 2022, respectively, primarily related to our long-lived tangible store assets and ROU assets. A decrease in the estimated cash flows would lead to a lower fair value measurement, as would an increase in the discount rate. These non-recurring fair value measurements are classified as Level 3 measurements in the fair value hierarchy.

Long-lived and Right of Use ("ROU") Store Assets

Refer to Note 2. "Discontinued Operations" for more information on impairment charges related to the termination of the Walmart partnership. This section discusses fair value measurements unrelated to the termination of the Walmart partnership. We recognized impairments of $10.1 million, $2.7 million and $5.5 million in fiscal years 2024, 2023, and 2022, respectively, primarily related to our store assets. The cash flows used in estimating fair value were discounted using market rates from 8.5% to 11.5%. The estimated remaining fair value of the assets impaired during fiscal years 2024, and 2023, was $5.6 million, and $2.8 million, respectively; the estimated remaining fair values include amounts estimated at various dates during the related fiscal years. Substantially all of the remaining fair value of the impaired store assets in fiscal years 2024 and 2023 represents the fair value of ROU assets.

Finite-Lived Intangible Assets

Related to the impairment recognized for the Fred Meyer contracts and relationships intangible asset, we estimated fair value using the discounted cash flow method of the income approach. The cash flows included assumptions about future extensions of our relationship with Fred Meyer, as well as assumptions about future revenue growth and profitability, and were discounted using a rate of 9%. Refer to Note 1. "Business and Significant Accounting Policies" and Note 5. "Goodwill and Intangible Assets" for more details on the Fred Meyer contracts and relationships intangible asset.

Goodwill

We used the discounted cash flow method of the income approach in our analyses and considered projected cash flows with a discount rate of 10.5%. A decrease in the estimated cash flows would lead to a lower fair value measurement, as would an increase in the discount rate. This non-recurring fair value measurement is classified as Level 3 measurements in the fair value hierarchy. The impairment charge recognized during the year ended December 28, 2024 resulting from the annual impairment testing was $19.2 million related to the goodwill of Eyeglass World. The impairment charge is recognized in corporate and other and reflected in Asset impairment in the Consolidated Statements of Operations and Comprehensive (Loss) Income. Refer to Note 1. "Business and Significant Accounting Policies" and Note 5. "Goodwill and Intangible Assets" for more details on the impairment charge.

Additional fair value information

Cash Equivalents and Restricted Cash

The carrying amount of cash equivalents and restricted cash approximates fair value due to the short-term maturity of the instruments. All cash and cash equivalents are denominated in U.S. currency.

Accounts Receivable, Net

The carrying amount of accounts receivable approximates fair value due to the short-term nature of those items and the effect of credit losses.

Accounts Payable and Other Payables and Accrued Expenses

The carrying amounts of accounts payable and other payables and accrued expenses approximate fair value due to the short-term nature of those items.

Term Loan A and Revolving Loans

Since the borrowings under the $254.2 million outstanding principal Term Loan A and $300.0 million aggregate principal Revolving Loans utilize variable interest rate setting mechanisms such as Term SOFR, the fair values of these borrowings are deemed to approximate the carrying values. We also considered the effect of our own credit risk on the fair values of our Term Loan A and Revolving Loans. Refer to Note 6. "Debt" for more information on these borrowings.

2025 Notes

The estimated fair value of the 2025 Notes was approximately $83.3 million and $303.3 million, as of December 28, 2024 and December 30, 2023, respectively. The estimated fair value of the 2025 Notes is based on the prices the 2025 Notes have traded in the market as well as overall market conditions on the date of valuation, stated coupon rates, the number of coupon payments each year and the maturity dates, and represents a Level 2 measurement. Refer to Note 6. "Debt" for more information on the 2025 Notes.

12. Deferred Revenue

The following depicts a roll-forward of deferred revenue:

| | Fiscal Year 2024 | | |
	Product Protection Plans	Eye Care Clubs	Total
In thousands			
Beginning of the year	$ 36,419	$ 47,907	$ 84,326
Sold	72,135	54,713	126,848
Revenue recognized	(72,854)	(53,731)	(126,585)
End of year	$ 35,700	$ 48,889	$ 84,589
Current	$ 35,409	$ 27,098	$ 62,507
Noncurrent	291	21,791	22,082
	$ 35,700	$ 48,889	$ 84,589

| | Fiscal Year 2023 | | |
	Product Protection Plans	Eye Care Clubs	Total
In thousands			
Beginning of the year	$ 35,119	$ 48,683	$ 83,802
Sold	73,369	52,496	125,865
Revenue recognized	(72,069)	(53,272)	(125,341)
End of year	$ 36,419	$ 47,907	$ 84,326
Current	$ 36,113	$ 26,754	$ 62,867
Noncurrent	306	21,153	21,459
	$ 36,419	$ 47,907	$ 84,326

Unsatisfied Performance Obligations (Contract Liabilities)

During fiscal years 2024 and 2023, we recognized $62.8 million and $62.1 million, respectively, of deferred revenues outstanding at the beginning of each respective period.

Deferred revenue recorded as of the end of fiscal year 2024 is expected to be reflected in future operating results as follows:

Fiscal Year	*In thousands*
2025	$ 62,507
2026	16,833
2027	5,249
	$ 84,589

13. Commitments and Contingencies

Contractual Commitments

As of December 28, 2024, the Company had contractual commitments of approximately $146.2 million consisting of agreements for merchandise purchases, technology, and advertising.

Warranty Costs

The Company records an allowance for the estimated amount of future warranty costs when the related revenue is recognized, which is recorded in Other payables and accrued expenses on the accompanying Consolidated Balance Sheets. Expense associated with warranty costs is presented in Cost of services and plans in the accompanying Consolidated Statements of Operations and Comprehensive (Loss) Income. Estimated future warranty costs are primarily based on historical experience of identified warranty claims. However, there can be no assurance that

future warranty costs will not exceed historical amounts. The following details the activity in our product warranty liability accounts:

In thousands	Fiscal Year 2024	Fiscal Year 2023
Beginning of year balance	$ 2,463	$ 2,183
Accrued obligation	35,325	33,633
Claims paid	(35,223)	(33,353)
End of year balance	$ 2,565	$ 2,463

401(k) Plan

The Company sponsors a 401(k) plan into which associates may defer a portion of their wages. We match a portion of such deferred wages. The expense for the plan was $7.5 million, $7.2 million, and $5.8 million in fiscal years 2024, 2023, and 2022, respectively. Expense associated with our 401(k) plan is presented in SG&A in the Consolidated Statements of Operations and Comprehensive (Loss) Income.

Legal Proceedings

From time to time, the Company is involved in various legal proceedings incidental to its business. Because of the nature and inherent uncertainties of litigation, we cannot predict with certainty the ultimate resolution of these actions and, should the outcome of these actions be unfavorable, the Company's business, financial position, results of operations or cash flows could be materially and adversely affected.

The Company reviews the status of its legal proceedings and records a provision for a liability when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. This review is updated periodically as additional information becomes available. If either or both of the criteria are not met, we reassess whether there is at least a reasonable possibility that a loss, or additional losses, may be incurred. If there is a reasonable possibility that a loss may be incurred, we disclose the estimate of the amount of the loss or range of losses, or that an estimate of loss cannot be made. The Company expenses its legal fees as incurred.

We are currently and may in the future become subject to various claims and pending or threatened lawsuits in the ordinary course of our business.

On September 23, 2022, we were served with notice of a lawsuit filed by a former employee in California state court alleging, on behalf of a proposed class of employees, several violations of California wage and hour laws. On December 9, 2022, the case was removed to the federal District Court for the Northern District of California. On January 18, 2023, we were served with a related representative action filed in California state court pursuant to California's Private Attorneys General Act. We filed an answer to this action on February 17, 2023. On September 29, 2023, the state court set the PAGA action for trial on October 7, 2024. The parties attended mediation on March 11, 2024, but a resolution of the matter was not reached at that time. Following mediation, the parties agreed to a settlement of all claims alleged by the named plaintiff on behalf of himself and all putative class members and other aggrieved employees. The Company will pay $4.5 million for the gross settlement fund in connection with the settlement. The settlement is subject to approval by the court following a fairness hearing. The parties agreed to move the federal and state court actions to state court for review of the settlement terms agreed to by the parties.

On June 6, 2023, the Company was served with notice of a former employee's intention to file a representative action against the Company pursuant to California's Private Attorneys General Act based on alleged violations of California's wage and hour laws. On June 22, 2023, the Company was served with a related lawsuit filed by the former employee in California state court alleging, on behalf of a proposed class of employees, violations of California wage and hour laws. On July 24, 2023, the Company filed its answer and a notice of removal of the case to the federal District Court for the Southern District of California. On July 28, 2023, the Company filed a Notice of Related Cases, seeking for both the case currently pending in the Northern District of California and described in the paragraph above and this case to be assigned to the same Judge/Magistrate Judge in an effort to save judicial effort and avoid duplication of labor. On August 15, 2023, the parties filed a stipulation to stay the case in the Southern District of California pending the resolution of the lawsuit pending in the Northern District of California. On August 21, 2023, the court entered an Order to Show Cause why the action should not be either dismissed or transferred to the federal court for the Northern District of California. Following the parties' submission of their respective responses, the court dismissed the action without prejudice on September 11, 2023. The plaintiff retains his ability to pursue a PAGA action in state court pursuant to the June 6, 2023 notice. On January 22, 2024, the plaintiff filed a demand for arbitration of the claims set forth in the Complaint previously filed in state court in June 2023. The

Company filed its response to the arbitration demand and the parties have engaged in limited discovery. We dispute the plaintiff's allegations and intend to vigorously defend the litigation.

On January 27, 2023, a purported class action complaint was filed in federal court in the Northern District of Georgia against the Company and two of the Company's officers (the "Securities Class Action"). The complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 for materially false and misleading statements made between May 2021 and May 2022. The complaint seeks unspecified damages as well as equitable relief. On March 28, 2023, the original plaintiff, City of Southfield General Employees Retirement System, and a new plaintiff, International Union of Operating Engineers, Local No. 793, Members Pension Benefit Trust of Ontario, filed a lead plaintiff motion, seeking to be appointed co-lead plaintiffs. On April 3, 2023, the Company along with its named officers filed a motion to dismiss the complaint. On May 19, 2023, the court granted the lead plaintiff motion. On June 30, 2023, the plaintiffs filed an amended complaint, which added a claim under Section 20A of the Exchange Act and extended the alleged class period to February 28, 2023. On August 21, 2023, the Company filed a motion to dismiss the amended complaint. The plaintiffs filed their response in opposition to this motion on October 5, 2023. On March 30, 2024, the court granted the Company's motion and dismissed the amended complaint with prejudice. On April 29, 2024, the plaintiffs filed a motion for reconsideration of the order granting the motion to dismiss. The Company and named officers filed a response in opposition to the plaintiffs' motion for reconsideration on May 13, 2024, and the plaintiffs then filed a reply in support of their motion on May 28, 2024. The Company disputes the allegations asserted by plaintiffs and will continue to defend the litigation vigorously.

On May 23, 2024, a stockholder derivative complaint was filed by a stockholder in the Delaware Court of Chancery, purportedly on behalf of the Company (the "Derivative Action"). The Derivative Action is based on the same alleged facts and circumstances as the Securities Class Action and names certain of the Company's officers, including our Chief Executive Officer and Chief Operating Officer, and the Company's directors who were members of the Company's Board of Directors during the relevant time period as defendants. The Derivative Action alleges claims for breach of fiduciary duty, unjust enrichment, and violations of the Exchange Act and seeks to recover damages on behalf of the Company. On July 24, 2024, the Company along with the named defendants, filed a motion to dismiss the complaint. On September 9, 2024, the plaintiff filed an amended complaint. Defendants filed a motion to dismiss the amended complaint on October 31, 2024. The plaintiff filed an opposition to the motion to dismiss on December 16, 2024, and the defendants filed a reply brief on January 15, 2025. The defendants dispute the allegations made by the plaintiff and intend to vigorously defend the litigation.

14. Interest Rate Derivatives

We were party to an interest rate collar to offset the variability of cash flows in Term SOFR-indexed debt interest payments. During the second quarter of 2023, we amended the reference rate of the collar from LIBOR to Term SOFR. The interest rate collar matured on July 18, 2024.

We recognized (gains) losses on the change in fair value of the interest rate collar of $(0.5) million, $(2.3) million, and $(18.0) million in Interest expense, net during fiscal years 2024, 2023, and 2022, respectively.

Cash flows related to derivatives qualifying as hedges are included in the same section of the Consolidated Statements of Cash Flows as the underlying assets and liabilities being hedged. Cash flows during fiscal years 2024, 2023 and 2022 related to derivatives not qualifying as hedges were included in the operating section of the Consolidated Statements of Cash Flows and were immaterial.

15. Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average shares outstanding for the period and includes the dilutive impact of potential new shares issuable upon vesting and exercise of stock options, vesting of restricted stock units, and assumed conversion of the 2025 Notes. Potential shares of common stock are excluded from the computation of diluted EPS if their effect is anti-dilutive.

Diluted EPS related to the 2025 Notes is calculated using the if-converted method; the number of dilutive shares is based on the initial conversion rate associated with the 2025 Notes. A reconciliation of the numerators and denominators of the basic and diluted EPS calculations is as follows:

In thousands, except EPS	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022	
Numerator						
Income (loss) from continuing operations, net of tax	$	(27,165)	$	3,546	$	36,759
Income (loss) from discontinued operations, net of tax		(1,334)		(69,447)		5,363
Net income (loss)	$	(28,499)	$	(65,901)	$	42,122
Denominator						
Weighted average shares outstanding, Basic		78,592		78,313		79,831
Effect of dilutive securities:						
Stock options		—		92		190
Restricted Stock		—		191		277
Weighted average shares outstanding, Diluted		78,592		78,596		80,298
Basic earnings (loss) per share						
Continuing operations	$	(0.35)	$	0.05	$	0.46
Discontinued operations	$	(0.02)	$	(0.89)	$	0.07
Total	$	(0.36)	$	(0.84)	$	0.53
Diluted earnings (loss) per share						
Continuing operations	$	(0.35)	$	0.05	$	0.46
Discontinued operations	$	(0.02)	$	(0.88)	$	0.07
Total	$	(0.36)	$	(0.84)	$	0.52
Anti-dilutive securities excluded from diluted weighted average common shares		8,771		12,513		13,282

Some of the EPS totals in the table above may not foot due to rounding differences

16. Segment Reporting

The Company's operating segments were determined on the same basis as used by the Chief Operating Decision Maker ("CODM") to evaluate performance internally. Our CODM is our chief executive officer. Our operations consist primarily of one reportable segment:

- Owned & Host store brands - Our owned brands consist of our America's Best and Eyeglass World operating segments. In America's Best stores, vision care services are provided by optometrists employed either by us or by independent professional corporations. Eyeglass World locations offer eye exams, primarily provided by independent optometrists, and have on-site laboratories. Our Host operating segments consist of Military and Fred Meyer. These brands provide eye exams principally by independent optometrists in nearly all locations. We have aggregated our America's Best, Eyeglass World, Military and Fred Meyer operating segments into a single reportable segment due to similar economic characteristics and similarity of the nature of products and services, production processes, class of customers, regulatory environment and distribution methods of those brands.

In addition to the single reportable segment identified above, we have two other operating segments: our dedicated e-commerce website and FirstSight. Our dedicated e-commerce website was previously managed by AC Lens and was transitioned to NVI in fiscal year 2024; the continuing operations for all periods presented reflect the results of this website. FirstSight sells single-service health plans in connection with the operations of America's Best operations in California. The results of these two segments are presented separately from our reportable segment and do not meet the quantitative thresholds to be reportable segments.

The "corporate and other" category represents corporate overhead support expenses as well certain non-cash charges, including asset impairment, stock-based compensation expense, and the impact of certain events, gains, or losses excluded from the assessment of segment performance.

Other adjustments to reportable segment results represent adjustments necessary for the presentation of consolidated financial results in accordance with U.S. GAAP, specifically effects of the change in unearned and deferred revenue during the period.

Our former Legacy reportable segment and the majority of our former AC Lens operations as well as related effects of unearned and deferred revenue are classified as discontinued operations. Refer to Note 2. "Discontinued Operations" for information related to our discontinued operations.

The operating segments identified above are the business activities of the Company for which discrete financial information is available and for which operating results are regularly provided to, and reviewed by, our CODM to allocate resources and assess performance. The Company considers each of our brands to be an operating segment and has further concluded that presenting the results of our reportable segment provides meaningful information consistent with the objectives of ASC 280, *Segment Reporting*.

The CODM uses segment EBITDA, calculated as net revenue, less costs applicable to revenue, less SG&A expenses, to evaluate the performance, and make decisions about the allocation of resources to segments predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a monthly and quarterly basis when making decisions about the allocation of resources to each segment. Consistent with what the CODM reviews, depreciation and amortization and interest expense(income), net are excluded from segment EBITDA.

There are no differences between the measurement of our reportable segment's assets and consolidated assets. There have been no changes from prior periods in the measurement methods used to determine reportable segment profit or loss, and there have been no asymmetrical allocations to segments.

Reportable segment information is presented on the same basis as our consolidated financial statements, except for net revenue and associated costs applicable to revenue, which are presented on a cash basis, including point of sales for managed care payors and excluding the effects of unearned and deferred revenue, consistent with what the CODM regularly reviews. Asset information is not included in the following summary since the CODM does not regularly review such information for the reportable segment.

The following table is a summary of certain financial data for our Owned & Host reportable segment, and other categories, and includes a reconciliation to the Company's consolidated earnings (loss) from continuing operations before income taxes.

In thousands		Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022
Owned & Host revenue:						
Net product sales	$	1,433,777	$	1,396,355	$	1,317,673
Net sales of services and plans		360,470		333,693		299,695
Total Owned & Host revenue		1,794,247		1,730,048		1,617,368
Less:						
Owned & Host costs applicable to revenue (exclusive of depreciation and amortization)						
Cost of products		410,527		401,385		380,717
Cost of services and plans		330,801		310,643		265,598
Owned & Host SG&A		708,623		670,337		629,421
Owned & Host segment EBITDA		344,296		347,683		341,632
Other segments EBITDA		(2,042)		(899)		(79)
Corporate and other		(261,454)		(227,847)		(196,589)
Effects of unearned and deferred revenue		1,049		(5,172)		(3,508)
Depreciation and amortization		(91,349)		(89,874)		(88,690)
Interest expense, net		(16,184)		(14,339)		(462)
Earnings (loss) from continuing operations before income taxes	$	(25,684)	$	9,552	$	52,304

The following table presents a reconciliation of revenue:

In thousands		Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022
Revenue						
Owned & Host	$	1,794,247		1,730,048	$	1,617,368
Other segments revenue		27,621		33,139		33,307
Effects of unearned and deferred revenue		1,452		(6,816)		(6,000)
Total consolidated revenue	$	1,823,320	$	1,756,371	$	1,644,675

Entity-wide Information

The following table presents our consolidated net revenue information:

In thousands		Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022
Net product sales						
Eyeglasses and sunglasses	$	1,145,725	$	1,115,000	$	1,046,203
Contact lenses		307,314		301,268		288,660
Accessories and other		10,100		6,961		5,439
Total net product revenues		1,463,139		1,423,229		1,340,302
Net sales of services and plans						
Exams		233,621		207,833		177,476
Product protection plans		72,854		72,069		75,119
Eyecare clubs		53,706		53,240		51,778
Total net sales of services and plans revenues		360,181		333,142		304,373
Total net revenue	$	1,823,320	$	1,756,371	$	1,644,675

17. Accumulated Other Comprehensive Loss

Changes in the fair value of the Company's cash flow hedge derivative instruments from their inception are recorded in AOCL if the instruments are deemed to be highly effective as cash flow hedges. The following table presents the changes in AOCL, net of tax:

In thousands	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
Cash flow hedging activity			
Balance at beginning of fiscal year	$ (419)	$ (1,179)	$ (1,940)
Amount reclassified from AOCL	548	1,019	1,020
Tax effect of amount reclassified from AOCL	(129)	(259)	(259)
Net current period other comprehensive income (loss), net of tax	419	760	761
Balance at end of fiscal year	$ —	$ (419)	$ (1,179)

See Note 14. "Interest Rate Derivatives" for a description of the Company's use of cash flow hedging derivatives.

18. Quarterly Financial Information (Unaudited)

The unaudited quarterly financial information reflects all normal and recurring accruals and adjustments necessary for a fair presentation of net income for interim periods. Quarterly results are not necessarily indicative of a full year's operations because of various factors. The following tables present unaudited quarterly financial information:

In thousands, except EPS	Fiscal Year 2024			
	Fourth Quarter Ended December 28, 2024	Third Quarter Ended September 28, 2024	Second Quarter Ended June 29, 2024	First Quarter Ended March 30, 2024
Total net revenue	$ 437,278	$ 451,515	$ 451,733	$ 482,794
Total costs applicable to revenue	185,001	189,929	193,580	195,546
Income (loss) from operations	(25,571)	(8,821)	591	23,442
Income (loss) from continuing operations, net of tax	(29,437)	(8,440)	(1,041)	11,753
Income (loss) from discontinued operations, net of tax	846	(28)	(2,084)	(68)
Net income (loss)	$ (28,591)	$ (8,468)	$ (3,125)	$ 11,685
Weighted average shares outstanding, Basic	78,754	78,655	78,575	78,384
Weighted average shares outstanding, Diluted	78,754	78,655	78,575	78,826
Basic Earnings (loss) per share:				
Continuing operations	$ (0.37)	$ (0.11)	$ (0.01)	$ 0.15
Discontinued operations	$ 0.01	$ (0.00)	$ (0.03)	$ (0.00)
Total	$ (0.36)	$ (0.11)	$ (0.04)	$ 0.15
Diluted Earnings (loss) per share:				
Continuing operations	$ (0.37)	$ (0.11)	$ (0.01)	$ 0.15
Discontinued operations	$ 0.01	$ (0.00)	$ (0.03)	$ (0.00)
Total	$ (0.36)	$ (0.11)	$ (0.04)	$ 0.15

In thousands, except EPS	Fiscal Year 2023			
	Fourth Quarter Ended December 30, 2023	Third Quarter Ended September 30, 2023	Second Quarter Ended July 1, 2023	First Quarter Ended April 1, 2023
Total net revenue	$ 420,953	$ 438,820	$ 431,786	$ 464,812
Total costs applicable to revenue	184,377	183,829	180,322	186,127
Income (loss) from operations	(12,418)	3,547	5,561	27,800
Income (loss) from continuing operations, net of tax	(14,739)	(366)	3,637	15,014
Income (loss) from discontinued operations, net of tax	(1,248)	(73,432)	1,977	3,256
Net income (loss)	$ (15,987)	$ (73,798)	$ 5,614	$ 18,270
Weighted average shares outstanding, Basic	78,269	78,163	78,101	78,721
Weighted average shares outstanding, Diluted	78,269	78,163	78,343	92,136
Basic Earnings (loss) per share:				
Continuing operations	$ (0.19)	$ (0.00)	$ 0.05	$ 0.19
Discontinued operations	$ (0.02)	$ (0.94)	$ 0.03	$ 0.04
Total	$ (0.20)	$ (0.94)	0.07	$ 0.23
Diluted Earnings (loss) per share:				
Continuing operations	$ (0.19)	$ (0.00)	$ 0.05	$ 0.16
Discontinued operations	$ (0.02)	$ (0.94)	$ 0.03	$ 0.04
Total	$ (0.20)	$ (0.94)	$ 0.07	$ 0.20

19. Subsequent Event

Subsequent to year-end we have initiated a plan to identify additional cost savings that include headcount reductions, the costs for which are expected to amount to approximately $1 million and which we expect will be recorded in the first quarter of 2025.

National Vision Holdings, Inc. and Subsidiaries (Parent Company Only)
Condensed Balance Sheets
In Thousands, Except Par Value

		As of December 28, 2024		As of December 30, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	974	$	233
Prepaid expenses and other current assets		—		—
Total current assets		974		233
Deferred income taxes, net		11,618		10,245
Investment in subsidiary		970,199		1,201,291
Total noncurrent assets		981,817		1,211,536
Total assets	$	982,791	$	1,211,769
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Other payables and accrued expenses	$	249	$	1,130
Current maturities of long-term debt		84,774		—
Long-term debt, less current portion and debt discount		—		300,000
Noncurrent liabilities:				
Other liabilities		81,435		81,221
Total other noncurrent liabilities		81,435		81,221
Stockholders' equity:				
Common stock, $0.01 par value; 200,000 shares authorized; 85,444 and 84,831 shares issued as of December 28, 2024 and December 30, 2023, respectively; 78,775 and 78,311 shares outstanding as of December 28, 2024 and December 30, 2023, respectively		854		848
Additional paid-in capital		807,048		788,967
Accumulated other comprehensive loss		—		(419)
Retained earnings		226,117		254,616
Treasury stock, at cost; 6,669 and 6,520 shares as of December 28, 2024 and December 30, 2023, respectively		(217,686)		(214,594)
Total stockholders' equity		816,333		829,418
Total liabilities and stockholders' equity	$	982,791	$	1,211,769

The accompanying notes are an integral part of these condensed financial statements.

Schedule I - Condensed Financial Information of Registrant
National Vision Holdings, Inc. And Subsidiaries (Parent Company Only)
Condensed Statements of Operations and Comprehensive (Loss) Income
In Thousands

	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022
Total net revenue	$ —	$	—		—
Total costs applicable to revenue	—		—		—
Total operating expenses	256		214		266
Interest expense, net	6,639		12,040		12,345
(Gain) loss on extinguishment of debt	(859)		599		—
Earnings (loss) before income taxes	(6,036)		(12,853)		(12,611)
Income tax provision (benefit)	(1,373)		(2,401)		(2,869)
Earnings (loss) before equity in net income of subsidiaries	(4,663)		(10,452)		(9,742)
Net income (loss) of subsidiaries	(23,836)		(55,449)		51,864
Net income (loss)	$ (28,499)	$	(65,901)	$	42,122
Comprehensive income (loss):					
Net income (loss)	$ (28,499)	$	(65,901)	$	42,122
Unrealized gain on hedge instruments	548		1,019		1,020
Tax provision of unrealized gain on hedge instruments	129		259		259
Comprehensive income (loss)	$ (28,080)	$	(65,141)	$	42,883

The accompanying notes are an integral part of these condensed financial statements.

National Vision Holdings, Inc. and Subsidiaries (Parent Company Only)
Condensed Statements of Cash Flows
In Thousands

	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022	
Cash flows from operating activities						
Net cash provided by (used for) operating activities	$	(6,082)	$	(6,780)	$	(9,744)
Cash flows from investing activities						
Dividend from (investment in) subsidiary		224,245		132,443		89,550
Net cash provided by (used for) investing activities		224,245		132,443		89,550
Cash flows from financing activities						
Repayments on long-term debt		(215,000)		(99,250)		(4)
Borrowings on long-term debt, net of discounts		—		—		—
Proceeds from issuance of common stock		1,507		1,837		3,744
Purchase of treasury stock		(3,092)		(28,415)		(84,388)
Payments of debt issuance costs		(837)		(443)		—
Net cash provided by (used for) financing activities		(217,422)		(126,271)		(80,648)
Net change in cash and cash equivalents		741		(608)		(842)
Cash and cash equivalents, beginning of year		233		841		1,683
Cash and cash equivalents, end of year	$	974	$	233	$	841

The accompanying notes are an integral part of these condensed financial statements.

Schedule I - Condensed Financial Information of Registrant
National Vision Holdings, Inc. and Subsidiaries (Parent Company Only)
Notes to Condensed Financial Statements

1. Basis of Presentation

National Vision Holdings, Inc. ("NVHI," or the "Company") conducts substantially all of its activities through its indirect wholly owned subsidiary, National Vision, Inc. ("NVI") and its subsidiaries. NVHI was incorporated in Delaware on February 14, 2014 under the name Nautilus Parent, Inc. There were no financial transactions between the inception date and March 13, 2014, the date the majority ownership of NVI was transferred from private equity funds managed by Berkshire Partners LLC ("Berkshire") to affiliates of Kohlberg Kravis Roberts & Co. L.P ("KKR"). In October 2017, we completed the initial public offering of our common stock. By August 2019, each of KKR and Berkshire had sold their remaining holdings of our common stock. In the parent-company-only financial statements, NVHI's investment in subsidiaries is stated at cost, plus equity in undistributed earnings of subsidiaries since the date of acquisition, less dividends. The parent-company-only financial statements should be read in conjunction with the NVHI consolidated financial statements.

In May 2020, the Company issued $402.5 million principal amount of 2.50% convertible senior notes due 2025. The 2025 Notes pay interest semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2020, at an annual rate of 2.50% and are convertible into cash, shares of common stock or a combination of cash and shares of common stock, at our election, based on the applicable conversion rate at such time. NVHI contributed the proceeds from the 2025 Notes to NVI as additional investments during the fiscal year 2020. See Note 6. "Debt" to the NVHI consolidated financial statements for details of the 2025 Notes, including information on the repurchases of $217.7 million and $100.0 million of aggregate principal amount of our 2025 Notes in August 2024 and November 2023, respectively.

2. Guarantees and Restrictions

As of December 28, 2024, NVI had $254.2 million of principal amount of long-term debt outstanding under its Term Loan A and no outstanding cash borrowings under its $300.0 million Revolving Loans, which includes $6.4 million in outstanding letters of credit.

Under the terms of NVI's amended credit agreement, provided no event of default has occurred and is continuing, NVI is permitted to pay dividends to NVHI with certain restrictions.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and our Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

In accordance with Rule 13a-15(b) of the Exchange Act, the Company carried out an evaluation, under the supervision and with the participation of its management, including its CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 28, 2024. Based on that evaluation, the CEO and the CFO have concluded that, as of December 28, 2024, the Company's disclosure controls and procedures are effective in ensuring that material information relating to the Company required to be disclosed in the Company's periodic filings with the U.S. Securities and Exchange Commission ("SEC") is made known to them in a timely manner.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for the Company. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements of the Company in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, with the participation of our CEO and CFO, has assessed the effectiveness of the Company's internal control over financial reporting as of December 28, 2024 in accordance with the criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 28, 2024. The Company's independent registered public accounting firm, Deloitte & Touche LLP, as auditors of our consolidated financial statements as of and for the year ended December 28, 2024, has issued their attestation report on management's internal control over financial reporting which is set forth below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of National Vision Holdings, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of National Vision Holdings, Inc. and subsidiaries (the "Company") as of December 28, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 28, 2024, of the Company and our report dated February 25, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 25, 2025

Item 9B. Other Information

On February 24, 2025, the Board appointed Christopher Laden to fill the role of Chief Financial Officer, effective on March 31, 2025. Mr. Laden will also serve as the Company's principal accounting officer.

On February 24, 2025, the Board also appointed Patrick Moore to serve as Interim Chief Financial Officer and interim principal accounting officer effective immediately following the previously announced termination of employment of Melissa Rasmussen, the Company's current Chief Financial Officer and principal accounting officer, on March 3, 2025, until Mr. Laden assumes the role of Chief Financial Officer and principal accounting officer.

Mr. Laden, 38, most recently served as Chief Financial Officer of Community Veterinary Partners, one of the largest consolidators of veterinary hospitals in the U.S., from October 2022 to February 2025. Prior to that, he served as Chief Financial Officer of Women's Care, one of the largest OB/GYN practices in the U.S., from November 2021 until October 2022. From November 2020 until July 2021, Mr. Laden served as Chief Financial Officer of MD Now Medical Centers, one of the largest urgent care chains in Florida. From April 2016 until October 2020, Mr. Laden served in several key financial leadership roles at Luxottica – Pearle Vision, including Head of Finance. From January 2008 until March 2016, Mr. Laden served in multiple financial roles at General Electric – Aviation. Mr. Laden holds a Bachelor of Science in Business Administration from the Warrington College of Business at the University of Florida.

In connection with his appointment, Mr. Laden will receive an annual base salary of $500,000, subject to periodic review and adjustment, and a signing bonus of $200,000. He will be eligible for an annual short term incentive award, with the target of 65% of base compensation, according to the terms and conditions approved by the Company's Compensation Committee. On March 31, 2025, he will also receive Restricted Stock Units ("RSUs") with a targeted grant value of $1,000,000 as of such date. The RSUs will vest in annual installments over three years, conditioned upon his continuing service. Mr. Laden will be eligible to receive additional equity awards in the future under the Company's long-term incentive program. In addition, the Company will provide a relocation package to Mr. Laden and will pay his COBRA costs until he is eligible for Company benefits. Mr. Laden will be a Level II Participant in the Company's Executive Severance Plan, the terms of which have been previously disclosed in the Company's definitive proxy statement filed with the Securities and Exchange Commission on April 25, 2024, which description is incorporated herein by reference.

Mr. Moore, 61, previously served as the Company's Chief Operating Officer from January 2023 until August 2024. Mr. Moore has served as a special advisor to the Company since his retirement as Chief Operating Officer in 2024. Prior to that, he served as Chief Operating and Chief Financial Officer of the Company from August 2022 until December 2022 and as Senior Vice President, Chief Financial Officer of the Company from February 2015 until August 2022. Mr. Moore joined the Company as Senior Vice President, Chief Financial Officer in September 2014. Prior to joining the Company, Mr. Moore served in both divisional and group chief financial officer roles for Fiserv, Inc., First Data Corporation, Fluor Corporation and BellSouth Corporation (now AT&T). Mr. Moore began his career with BellSouth Corporation, serving in roles involving engineering, operations, finance, strategy, investor relations and merger integration. Mr. Moore holds a B.A. degree in Mechanical Engineering, as well as an MBA degree from the University of Alabama. Mr. Moore also attended the Stanford Executive program in 2002.

Mr. Moore will receive a monthly stipend of $50,000 as compensation for his services as Interim Chief Financial Officer, to be paid for the period starting on the effective date of his appointment and ending on the start date for the permanent Chief Financial Officer or Mr. Moore's earlier departure from the role of Interim Financial Officer, with a pro rata payment for any partial months.

There are no arrangements or understandings between either of Mr. Moore or Mr. Laden, respectively, and any other person pursuant to which Mr. Moore was appointed to serve as Interim Chief Financial Officer of the Company or Mr. Laden was appointed to serve as Chief Financial Officer of the Company. There are no family relationships between either Mr. Moore or Mr. Laden and any of the Company's directors or executive officers.

Neither of Mr. Moore nor Mr. Laden have any direct or indirect material interest in any existing or currently proposed transaction that would require disclosure under Item 404(a) of Regulation S-K.

As previously disclosed on January 16, 2025, the Company announced that Ms. Rasmussen will be leaving the Company to pursue another opportunity. After concluding the previously disclosed negotiations concerning her departure, the Company and Ms. Rasmussen have entered into a transition and separation agreement under which Ms. Rasmussen will remain with the Company through close of business on March 3, 2025, or such other date as the parties may mutually agree; to continue to carry out the duties and responsibilities of such role during such time, including participating in the Company's earnings calls and assisting in the preparation and filing of the Company's annual report for the 2024 fiscal year; to actively transfer her duties and responsibilities to such persons as the Company may designate, including to her successor; and to provide such additional assistance as may be requested

by the Company's Chief Executive Officer or Board of Directors. At the end of the transition period, Ms. Rasmussen's employment with the Company will be terminated, and Ms. Rasmussen will receive the associated severance and termination benefits under the Company's Executive Severance Plan, the terms of which have been previously disclosed in the Company's definitive proxy statement filed with the Securities and Exchange Commission on April 25, 2024, which description is incorporated herein by reference. A copy of the transition and separation agreement will be filed with the Company's next quarterly report on Form 10-Q.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers of the Company

The following table sets forth the names, ages and positions of our executive officers as of February 26, 2025.

Name	Age	Position
L. Reade Fahs	64	Chief Executive Officer and Director
Alex Wilkes	46	President
Melissa Rasmussen	48	Senior Vice President, Chief Financial Officer
Ravi Acharya	50	Senior Vice President, Chief Technology Officer
Mark Banner	50	Senior Vice President, President of America's Best
Jared Brandman	48	Senior Vice President, Chief Legal and Strategy Officer and Secretary
Bill Clark	50	Senior Vice President, Chief People Officer
Megan Molony	58	Senior Vice President, Chief Merchandising and Managed Care Officer
Priti Patel	48	Senior Vice President, General Manager of Eyeglass World, Fred Meyer and Military
Joe VanDette	46	Senior Vice President, Chief Brand and Marketing Officer

L. Reade Fahs has served as our Chief Executive Officer since January 2003, having joined National Vision in April 2002 as the President and Chief Operating Officer, and was appointed the Chief Executive Officer of National Vision Holdings, Inc. in March 2014. Prior to joining National Vision, Mr. Fahs served as the Chief Executive Officer of First Tuesday and was Managing Director of Vision Express U.K. Previously, Mr. Fahs worked at LensCrafters, which he joined in 1986 for a decade of their most rapid growth. Mr. Fahs serves on the board of directors of VisionSpring and is also a long-term Board member of RestoringVision. In addition, Mr. Fahs serves on the boards of Pennsylvania College of Optometry at Salus University, PetVet Care Centers, The Atlanta Committee for Progress and Atlanta's Alliance Theatre. Mr. Fahs holds a B.A. degree in English Literature from Harvard College.

Alex Wilkes has served as our President since August 2024. Previously, Mr. Wilkes served as President, Americas at CooperVision, a global leader in contact lenses. Prior to this, he spent more than a decade at EssilorLuxottica, a leading global eyewear company, most recently as Senior Vice President and General Manager of Pearle Vision, where he spearheaded the expansion of one of the largest franchises in the vision care industry, and as Vice President of Vision Care for LensCrafters. Mr. Wilkes' early career as a management consultant included roles with Accenture and Deloitte. Mr. Wilkes holds a B.A. in Economics from the University of Iowa.

Melissa Rasmussen has served as our Senior Vice President, Chief Financial Officer since January 2023. Prior to that, she was our Senior Vice President, Finance and Accounting from August 2022 until December 2022. She served as our Senior Vice President, Chief Accounting Officer of National Vision Holdings, Inc. from July 2019 until August 2022. Ms. Rasmussen joined National Vision after spending 21 years at Lexmark International, Inc., where she was most recently Vice President and Corporate Controller from November 2016 to July 2019. From February 2012 to November 2016, Ms. Rasmussen served as Director of SEC Reporting and Corporate Consolidation for Lexmark. Prior to that, she held numerous finance and accounting leadership roles, including North America Controller and Global Consolidation Manager. Ms. Rasmussen holds a B.S. degree in Accounting from the University of Kentucky and is a certified public accountant.

Ravi Acharya has served as our Senior Vice President, Chief Technology Officer since March 2020. Previously, from June 2015 until March 2019, Mr. Acharya served as the Divisional CIO and Vice President of eCommerce for Medtronic's global Diabetes business unit and led direct-to-consumer and e-commerce technology-driven solutions across multiple industries at companies including Equifax, Sears and Capgemini. Mr. Acharya earned an MBA from the Kellogg School of Management at Northwestern University and a B.S. in Electrical Engineering from the Illinois Institute of Technology.

Mark Banner has served as Senior Vice President, President of America's Best since January 24, 2025, and previously served as our Chief Stores Officer since July 2024. Prior to joining National Vision, Mr. Banner served as the Senior Vice President, Retail and Real Estate, of Sleep Number Corporation, where he led all sales, stores, operations, promotions & credit, digitally assisted retail, real estate and maintenance teams, and as Vice President of Strategic Integration at Signet Jewelers, in addition to various operations and managerial roles during his 18 years with Signet and its subsidiary, Sterling Jewelers. He holds a bachelor's degree in organizational studies from Saint Louis University and an M.B.A. from the Sloan School of Management at Massachusetts Institute of Technology.

Jared Brandman has served as our Senior Vice President, Chief Legal and Strategy Officer, and Secretary, since January 24, 2025, having previously served as our Senior Vice President, General Counsel and Secretary since February 2019. Mr. Brandman joined National Vision in 2017 as Vice President, Assistant General Counsel and Assistant Secretary. Prior to joining the Company, Mr. Brandman was Securities Counsel for The Coca-Cola Company from 2010 to 2017. Mr. Brandman holds a B.A. degree in organizational studies from the University of Michigan and a J.D. degree from Emory University School of Law.

Bill Clark has served as our Senior Vice President, Chief People Officer since June 2019. Prior to joining National Vision, he served as Senior Vice President, Human Resources at Five Below, Inc. from October 2014 until May 2019. Prior to Five Below, Mr. Clark served as Vice President of Retail HR at Dollar General Corporation from April 2012 until October 2014 and spent 10 years in key executive leadership roles at Walmart and Sam's Club, including as Vice President of Field Human Resources, Vice President of Talent Management and Vice President of HR Administration and Strategy. Mr. Clark holds both a B.S. degree in Biology and a Master of Science degree in College Teaching from Northeastern State University in Oklahoma.

Megan Molony has served as our Senior Vice President, Chief Merchandising and Managed Care Officer since 2022. Ms. Molony joined National Vision in 2017, previously serving as Senior Vice President, Merchandising and Managed Care from 2020 to 2022, Senior Vice President, Merchandising from 2018 to 2020, and Vice President, Merchandising from 2017 to 2018. Prior to joining National Vision, Ms. Molony served in several key leadership roles with some of the largest global optical companies, including both Luxottica and Essilor, overseeing multiple functions including Merchandising, Product Development, Customer Experience, Strategic Planning, Pricing Strategy, Operations and Innovation pipeline and portfolio management. Ms. Molony holds a Bachelor of Science degree from Purdue University.

Priti Patel, O.D. has served as our Senior Vice President, General Manager of Eyeglass World, Fred Meyer and Military Stores, since January 24, 2025. Dr. Patel previously served as our Senior Vice President, Chief Medical Officer from June 2024 to January 2025; Senior Vice President, Healthcare Strategy and Development from February 2024 to June 2024; and Vice President of Physician Practice Management from March 2018 to June 2024. Dr. Patel also serves as President and CEO of our wholly-owned subsidiary, FirstSight Vision Services. Prior to joining National Vision, Dr. Patel was responsible for leading Walmart's U.S. professional affairs and business relationships with over 3,000 optometrists. Dr. Patel holds a Bachelor of Science degree in Biology and Chemistry from the University of Alabama and a Doctor of Optometry degree from Nova Southeastern College of Optometry. Her residency was in Primary Care and Ocular Disease from Salus University.

Joe VanDette has served as our Senior Vice President, Chief Brand and Marketing Officer since January 24, 2025, having joined National Vision in April 2022 as our Senior Vice President, Chief Marketing Officer. Previously, Mr. VanDette served as Chief Marketing & Digital Officer for Smart & Final in Commerce, California from May 2018 until March 2022. Prior to that, he served as Vice President of CRM, Analytics and Digital for Smart & Final from September 2014 until May 2018. From February 2005 until September 2014, he served in various management roles for Toys "R" Us in Wayne, New Jersey. Mr. VanDette holds a Bachelor of Science in Management Science & Information Systems from Pennsylvania State University.

Insider Trading Policy

The information required by Item 408(b) of Regulation S-K will be included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference. We have adopted the National Vision Holdings, Inc. Securities Trading Policy governing the purchase, sale and/or other dispositions of our securities by our directors, officers, employees or us, that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and the Nasdaq listing standards. The foregoing summary of the Securities Holding and Trading Policy does not purport to be complete and is qualified in its entirety by reference to

the full text of the Securities Trading Policy attached to this Annual Report as Exhibit 19.1 and incorporated herein by reference.

Other

The additional information required by this item will be included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this item will be included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be included in our definitive proxy statement for the 2025 Annual Meeting of Stockholders and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as a part of this report:

(1) Consolidated financial statements

For the following consolidated financial information included herein, see Part II. Item 8.on Page 67

	Page
Consolidated Balance Sheets as of December 28, 2024 and December 30, 2023	70
Consolidated Statements of Operations and Comprehensive (loss) income for the Fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022	71
Consolidated Statements of Stockholders' Equity for the Fiscal years ended December 28, 2024, December 30, 2023 and December 31, 2022	72
Consolidated Statements of Cash Flows for the Fiscal years ended December 28, 2024, December 30, 2023, and December 31, 2022	73
Notes to Consolidated Financial Statements	74
Schedule I – Condensed Financial Information of Registrant	108

(2) Financial statement Schedule I as filed in Part II. Item 8. of this Form 10-K:

Schedule I - Condensed financial information of the Registrant

All other financial schedules have been omitted because the required information is not presented in amounts sufficient to require submission of the schedule, or because the information required is included in the Consolidated Financial Statements, including notes thereto.

(3) Exhibits:

The exhibits listed in the accompanying Exhibit Index attached hereto are filed or incorporated by reference into this Form 10-K.

Exhibit No.	Exhibit Description
3.1	Third Amended and Restated Certificate of Incorporation of National Vision Holdings, Inc. - incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on June 10, 2021
3.2	Fourth Amended and Restated Bylaws of National Vision Holdings, Inc. - incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 12, 2023
4.1	Description of Securities of the Registrant - incorporated herein by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on February 28, 2022
4.2	Indenture, dated as of May 12, 2020, between National Vision Holdings, Inc. and U.S. Bank National Association, as trustee - incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 12, 2020
4.3	Form of 2.50% Convertible Senior Note due 2025 - incorporated herein by reference to Exhibit A within Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 12, 2020
10.1	Second Joinder and Restatement Agreement, dated as of June 13, 2023, including as Exhibit A thereto, to the Second Amended and Restated Credit Agreement, by and among Nautilus Acquisition Holdings, Inc., National Vision, Inc., certain subsidiaries of National Vision, Inc., as guarantors, Bank of America, N.A., as Administrative Agent and the Collateral Agent, and the lenders from time to time party thereto - incorporated therein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 20, 2023
10.2	Joinder Agreement, dated as of August 9, 2024, among Nautilus Acquisition Holdings, Inc., National Vision, Inc., the other credit parties party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent- incorporated therein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 9, 2024
10.3	First Lien Guarantee, dated as of March 13, 2014, by the guarantors party thereto - incorporated herein by reference to Exhibit 10.6 to the Company's Form S-1 Registration Statement filed on September 29, 2017
10.4	First Lien Security Agreement, dated as of March 13, 2014, among Nautilus Acquisition Holdings, Inc., Nautilus Merger Sub, Inc., Vision Holdings Corp., National Vision, Inc., subsidiary grantors party thereto, Goldman Sachs Bank USA, as collateral agent - incorporated herein by reference to Exhibit 10.7 to the Company's Form S-1 Registration Statement filed on September 29, 2017
10.5	First Lien Pledge Agreement, dated as of March 13, 2014, among Nautilus Acquisition Holdings, Inc., Nautilus Merger Sub, Inc., Vision Holdings Corp., National Vision, Inc. subsidiary pledgors party thereto, Goldman Sachs Bank USA, as collateral agent - incorporated herein by reference to Exhibit 10.8 to the Company's Form S-1 Registration Statement filed on September 29, 2017
10.6†	National Vision Holdings, Inc. Amended and Restated 2017 Omnibus Incentive Plan - incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 13, 2024
10.7†	Form of Stock Option Agreement under the 2017 Omnibus Incentive Plan, as adopted February 2019 - incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2019
10.8†	Form of Performance Stock Unit Agreement under the 2017 Omnibus Incentive Plan, as adopted February 2021 – incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 13, 2021
10.9†	Form of Restricted Stock Unit Agreement under the 2017 Omnibus Incentive Plan, as adopted March 21, 2021 – incorporated herein by reference to Exhibit 10.1 to the Company's Form 10-Q filed on May 10, 2022
10.10†	Form of Restricted Stock Unit Agreement under the 2017 Omnibus Incentive Plan, as adopted April 10, 2022 - incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2022
10.11†	Form of Restricted Stock Unit Agreement under the 2017 Omnibus Incentive Plan, as adopted February 24, 2022 – incorporated herein by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 10, 2022
10.12†	Form of Performance Stock Unit Agreement under the 2017 Omnibus Incentive Plan, as adopted February 24, 2022 – incorporated herein by reference to Exhibit 10.3 to the Company's Form 10-Q filed on May 10, 2022
10.13†	Form of Restricted Stock Unit Agreement for Non-Employee Directors under the 2017 Omnibus Incentive Plan, as adopted June 15, 2022 – incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 11, 2022
10.14†	Form of Restricted Stock Unit Agreement under the 2017 Omnibus Incentive Plan, as adopted February 12, 2024 – incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 8, 2024

10.15†	Form of Performance Stock Unit Agreement under the 2017 Omnibus Incentive Plan, as adopted February 12, 2024– incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 8, 2024
10.16†	Option Agreement for Patrick R. Moore under the 2017 Omnibus Incentive Plan - incorporated herein by reference to Exhibit 10.34 to the Company's Amendment No. 2 to Form S-1 Registration Statement filed on October 16, 2017
10.17†	2014 Stock Incentive Plan for Key Employees of National Vision Holdings, Inc. (formerly known as Nautilus Parent, Inc.) and its Subsidiaries - incorporated herein by reference to Exhibit 10.16 to the Company's Form S-1 Registration Statement filed on September 29, 2017
10.18†	Amendment No. 1 to the 2014 Stock Incentive Plan for Key Employees of National Vision Holdings, Inc. (formerly known as Nautilus Parent, Inc.) and its Subsidiaries - incorporated herein by reference to Exhibit 10.17 to the Company's Form S-1 Registration Statement filed on September 29, 2017
10.19†	Amendment No. 2 to the 2014 Stock Incentive Plan for Key Employees of National Vision Holdings, Inc. (formerly known as Nautilus Parent, Inc.) and its Subsidiaries - incorporated herein by reference to Exhibit 10.18 to the Company's Form S-1 Registration Statement filed on September 29, 2017
10.20†	Form of Stock Option Agreement under the 2014 Stock Incentive Plan for Key Employees of National Vision Holdings, Inc. (formerly known as Nautilus Parent, Inc.) and its Subsidiaries - incorporated herein by reference to Exhibit 10.19 to the Company's Form S-1 Registration Statement filed on September 29, 2017
10.21†	Form of Director Indemnification Agreement - incorporated herein by reference to Exhibit 10.36 to the Company's Amendment No. 2 to Form S-1 Registration Statement filed on October 16, 2017
10.22†	Form of Management Stockholder's Agreement - incorporated herein by reference to Exhibit 10.20 to the Company's Form S-1 Registration Statement filed on September 29, 2017
10.23†	National Vision Holdings, Inc. Executive Severance Plan - incorporated by reference to Exhibit 10.1 filed to the Company's Current Report on Form 8-K filed on December 18, 2018
10.24‡	Letter Agreement between National Vision, Inc. and Essilor of America, Inc., dated as of November 12, 2018 - incorporated herein by reference to Exhibit 10.36 to the Company's Form 10-K filed on February 27, 2019
10.25‡	First Amendment to the Direct Lens Letter Agreement, dated July 19, 2022, by and between Essilor of America, Inc. and National Vision, Inc. - incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 25, 2022
10.26‡	Second Amendment to the Direct Lens Letter Agreement, dated November 8, 2023, by and between Essilor of America, Inc. and National Vision, Inc *Portions of this exhibit have been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because such information is (i) not material and (ii) the type of information that the registrant treats as private or confidential.*
19.1	National Vision Holdings, Inc. Securities Trading Policy
21.1	Subsidiaries of National Vision Holdings, Inc.
23.1	Consent of Deloitte & Touche LLP
31.1	Certification of Periodic Report by Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Periodic Report by Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
97.1	Incentive Compensation Clawback Policy – incorporated herein by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed February 27, 2024
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 | The cover page of the Company's Annual Report on Form 10-K for the year ended December 28, 2024, formatted in Inline XBRL (included within the Exhibit 101 attachments) |

_____

(†)   Identifies exhibits that consist of a management contract or compensatory plan or arrangement.

(‡)   Confidential treatment has been requested with respect to certain portions of identified exhibits. Omitted portions have been filed separately with the Securities and Exchange Commission.

Item 16. Form 10-K Summary

None.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

SHAREHOLDER INFORMATION

ANNUAL MEETING

Wednesday, June 18, 2025, at 1:00 p.m. Eastern Time

TRANSFER AGENT, REGISTRAR

Computershare
www.computershare.com/investor
877-373-6374 (US, Canada, Puerto Rico)
781-575-3100 (non-US)

Written Requests:
Computershare
PO Box 505000
Louisville KY 40233-5000

Overnight Delivery:
Computershare
462 South 4th Street, Suite 1600
Louisville KY 40202

Email:
web.queries@computershare.com

Shareholder Online Inquiries
www-us.computershare.com/investor/Contact

STOCK EXCHANGE LISTING

NASDAQ: EYE

COMPANY AUDITOR

Deloitte & Touche

NATIONAL VISION CORPORATE INFORMATION

BOARD OF DIRECTORS

Reade Fahs
Chief Executive Officer,
National Vision Holdings, Inc.

D. Randolph Peeler, Chair
Senior Advisor, Berkshire Partners, LLC

Jose Armario
Chief Executive Officer and President,
Bojangles' Restaurants, Inc.

Virginia Hepner
Former President and Chief Executive Officer,
The Woodruff Arts Center

Susan Somersille Johnson
Former Chief Marketing Officers,
Prudential Financial, Inc.

Naomi Kelman
Former President and Chief Executive Officer,
Willow Innovations, Inc.

James M. McGrann
Chief Executive Officer, Advancing Eyecare

Michael J. Nicholson
President and Chief Operating Officer,
J.Crew Group

Susan O'Farrell
Former Chief Financial Officer,
Principal Accounting Officer and Treasurer,
BlueLinx Holdings, Inc.

Thomas V. Taylor, Jr.
Chief Executive Officer,
Floor & Decor Holdings, Inc.

Caitlin Zulla
Chief Executive Officer,
US Radiology Specialists

SENIOR LEADERSHIP

Reade Fahs
Chief Executive Officer

Alex Wilkes
President

Chris Laden
Chief Financial Officer

Ravi Acharya
Chief Technology Officer

Mark Banner
President of America's Best

Jared Brandman
Chief Legal & Strategy Officer,
Corporate Secretary

Bill Clark
Chief People Officer

Megan Molony
Chief Merchandising and
Managed Care Officer

Priti Patel, O.D.
General Manager, Eyeglass World

Joe VanDette
Chief Brand and Marketing Officer



2435 Commerce Ave NW,
Duluth, GA 30096
(770) 822-3600

nationalvision.com